15005377

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

Amendment No. 6

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Remington Energy Group Corporation

Commission File Number: 0001585786

NEVADA

UNITED STATES:
Remington Energy Group Corporation
737 James Lane, Suite 7499
Incline Village, Nevada 89450
Phone: (775) 671-3065

1311– Crude Petroleum & Natural Gas Extraction	**46-1698762**
(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Wes Johnson Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450	Chief Executive Officer / Chairman of the Board
Mr. Donald White Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450	Advisor / Consultant / Board of Directors
Mr. Brent Johnson Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450	Advisor / Consultant / Board of Directors

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Remington Energy Group Corporation affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Wes Johnson	Preferred	0%
(1) (2) (3)	Common	97%

(1) Mr. Wes Johnson is the Chief Executive Officer of Remington Energy Group Corporation
(2) Mr. Wes Johnson is the Chairman of the Board of Directors of Remington Energy Corporation
(3) Mrs. Wes Johnson, 737 James Lane, Suite 7499, Incline Village, Nevada 89450

(f) Promoters of the issuer

Company:
Remington Energy Group Corporation
737 James Lane, Suite 7499
Incline Village, Nevada 89450
(775) 671-3065
http://remingtonenergygroup.com/
Email: Wes@RemingtonEnergyGroup.com

Broker-Dealer:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Unit 210
Marina Del Rey, California 90292
http://www.ASMGCorp.com
Email: Legal@AlternativeSecuritiesMarket.com

(g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Counsel:
Mr. James H. Seymour, Esq.
James H. Seymour Law Firm
PO Box 1757
Crystal Bay, NV 89402-1757
Jseymourlaw@yahoo.com

Underwriter:
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Unit 210
Marina Del Rey, California 90292
Legal@ASMMarketsGroup.com

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall be offered by:

Broker Dealer:
Alternative Securities Market, LLC
A Wholly Owned Subsidiary of Alternative Securities Markets Group Corporation
California Registered Broker-Dealer

Broker-Dealer Corporate:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Marina Del Rey, California 90292
Website: http://www.ASMGCorp.com
Mr. Steven Joseph Muehler, Chief Executive Officer
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Market, Inc., a Wholly Owned subsidiary of Alternative Securities Markets Group Corporation. The Alternative Securities Market, LLC is the exclusive Broker-Dealer for all Issuers on the Alternative Securities Market. The Alternative Securities Market can be accessed at: http://www.ASMGCorp.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Remington Energy Group Corporation** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was originally formed as a Nevada Limited Liability Company in March of 2012 and converted to a Nevada Stock Corporation in August of 2013. Upon its re-formation as a Stock Corporation, the Company issued 100% of its issued Common Stock (100,000 Common Stock Units) to its Chief Executive Officer, Mr. Wes Johnson.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Wes Johnson Chief Executive Officer 737 James Lane, Suite 7499 Incline Village, Nevada 89450	Common Stock: 97,000 Shares (97%) Preferred Stock: No Shares	Common Stock: 97,000 Shares (97%) Preferred Stock: No Shares
(*) Alternative Securities Markets Group Corporation Advisor & Underwriter 4050 Glencoe Avenue Marina Del Rey, California 90292	Common Stock: 3,000 (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 3,000 (THREE THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended:

- **Alternative Securities Markets Group Corporation**

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There is a Broker-Dealer marketing arrangement with respects to this offering, with the Alternative Securities Market, LLC, and its details are part of the Exhibits of this Registration Statement.

There are no other marketing arrangements with respects to this offering.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors, and my Licensed Members of Alternative Securities Market, LLC.

There are no plans to stabilize the market for the securities to be offered.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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Remington Energy Group Corporation

Corporate:
Remington Energy Group Corporation
737 James Lane, Suite 7499
Incline Village, Nevada 89450
(775) 671-3065

Best Efforts Offering of 50,000 9% Convertible Preferred Stock Units

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)

Maximum Offering: 50,000 9% Convertible Preferred Stock Units

DIVIDEND POLICY: Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Company's Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.

The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission. The Offering will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

DATED: February 2nd, 2015

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$100.00	$10.00	$90.00
Total Minimum	10,000	$1,000,000.00	$100,000.00	$900,000.00
Total Maximum	50,000	$5,000,000.00	$500,000.00	$4,500,000.00

1) We are offering a maximum of 50,000 9% Convertible Preferred Stock Units at the price indicated
(2) *We intend to use "Alternative Securities Market, LLC", a California Broker-Dealer, for this Offering.*

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

INFORMATION CONTAINED IN THE PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME AN OFFERING CIRCULAR WHICH IS NOT DESIGNATED AS A PRELIMINARY OFFERING CIRCULAR IS DELIVERED AND THE OFFERING STATEMENT FILED WITH THE COMMISSION BECOMES QUALIFED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AND OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

General Oil & Natural Gas Industry Risks

Oil & Natural Gas investments are subject to varying degrees of risk. The yields available from equity investments in Oil & Natural Gas companies depends on the amount of income earned and capital appreciation generated by the companies as well as the expenses incurred in connection therewith. If any of the Company's assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Assets may be adversely affected by the general economic climate, Oil & Natural Gas market conditions such as oversupply of related products or a reduction in demand for Oil & Natural Gas products in the areas in which the Company's assets are located, competition from other Oil & Natural Gas suppliers, and the Company's ability to provide adequate Oil & Natural Gas products. Revenues from the Company's assets are also affected by such factors such as the costs of production and local Oil & Natural Gas market conditions.

Because Oil & Natural Gas investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its assets. No assurance can be given that the fair market value of the assets acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Development Stage Business

Remington Energy Group Corporation commenced operations in March of 2012 as a Nevada Limited Liability Corporation and converted to a Nevada Stock Corporation in August of 2013. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Remington Energy Group Corporation will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Oil & Natural Gas products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with suppliers and other Oil & Natural Gas industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Oil & Natural Gas industry may reduce the number of suitable prospective exploration opportunities.

The Development of Oil & Gas Properties Involves Substantial Risks that may result in a Total Loss of Investment

The business of exploring for, developing and operating Natural Gas and Oil properties involves a high degree of business and financial risks, and thus a significant risk of investment loss that even a combination of experience, knowledge and careful

evaluation may not be able to overcome. The cost of drilling, completing and operating wells is often uncertain. Factors which can delay or prevent drilling or production, or otherwise impact expected results, include:

- high costs, shortages or delivery delays of drilling rigs, equipment, labor or other services;
- unexpected operational events and drilling conditions;
- reductions in natural gas prices;
- limitations in the market for natural gas;
- adverse weather conditions;
- facility or equipment malfunctions;
- equipment failures or accidents;
- title problems;
- pipe or cement failures;
- casing collapses;
- compliance with environmental and other governmental requirements;
- environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;
- lost or damaged oilfield drilling and service tools;
- unusual or unexpected geological formations;
- loss of drilling fluid circulation;
- pressure or irregularities in formations;
- fires;
- natural disasters;
- blowouts, surface craters and explosions; and
- uncontrollable flows of gas or well fluids.

If any of these factors were to occur, the Company could lose all or a part of its investment in the venture, or, the Company could fail to realize the expected benefits from the field, either of which could materially and adversely affect Company revenue and profitability.

The Company's Operations are subject to the Operational Hazards and Unforseen Interruptions for which the Company may not be adequately insured.

There are a variety of operating risks inherent in Oil & Natural Gas wells, gathering systems, pipelines and other facilities, such as leaks, explosions, mechanical problems and natural disasters included, which could cause substantial financial losses. Any of these or other similar occurrences could result in the disruption of operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of the Company's operations and substantial revenue losses.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Wes Johnson, the Company's Founder, Chief Executive Officer & Chairman of the Company's Board of Directors.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional

indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $1,000,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from an Escrow Account established with U.S. Bank, to the Company's operating account at U.S. Bank. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be promptly returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of February 1st, 2015 the Company's Managers owned approximately 97% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 97% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker – Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

Prior to this offering, there has been no public market for the Company's Preferred Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's

Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Units are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in

our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Oil & Natural Gas Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Nevada Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF NEVADA. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JUR TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 50,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

A minimum of $1,000,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $1,000,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be Promptly Refunded without interest or deduction.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Management, without compensation, and through a California Registered Broker-Dealer, Alternative Securities Market, LLC, which has entered into a Participating Broker-Dealer Agreement with the Company. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

The Company, and the Broker-Dealer, will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, Inc., the parent company of the Company's Broker Dealer. The website can be viewed at **http:www.ASGMCorp.com.**

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Remington Energy Group Corporation.** And either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$4,500,000**	**90%**	**$900,000**	**90%**

Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses	**$500,000**	**10%**	**$100,000**	**10%**

Footnotes:

Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering, including Broker-Dealer Commissions.

This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

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USE OF INVESTMENT FUNDS SCHEDULE

The below allocation of Funds Table provides above provides the use of funds based on raisin $5 Million USD. If the total offering is not met, management will distribute the funds on a percentage weighted basis according to the Allocation of Funds Table provided below.

ITEM:	PERCENTAGE:	MINIMUM:	MAXIMUM:
Costs of Offering & Admin Costs	10%	$100,000	$500,000
Drilling Fees & Permits	13%	$130,000	$650,000
Drilling Supplies	20%	$200,000	$1,000,000
Drilling Labor	47%	$470,000	$2,350,000
Third Party Costs	6%	$60,000	$300,000
Contingency	4%	$40,000	$200,000
TOTAL	100%	$5,000,000	$5,000,000

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ITEM 6. DESCRIPTION OF BUSINESS

A. The Company:

Remington Energy Group Corporation ("Company", "We", "Our" or "Us") is a Nevada Company that was originally formed in March of 2012 as a Limited Liability Corporation and converted to a Nevada Stock Corporation in August of 2013. Remington Energy Group is engaged in the exploration, acquisition and operation of Oil & Natural Gas properties, primarily in the State of Pennsylvania. Because Oil & Natural Gas exploration and development requires significant capital, and because the Company's assets are limited, we participate in the Oil & Gas Industry through the acquisition of leases in and around already producing Oil & Natural Gas producing wells and Oil & Natural Gas Exploration and Development projects with major industry producers.

Remington Energy Group is led by our Management Team which consists of our Founder, Wes Johnson and Brent Johnson who oversee the daily operations and the drilling projects with our Drilling Team. Also involved is Donald White who researches future drilling sites as well as works with our Drilling Team analyzing well logs and site reports.

For our Drilling Team we have selected an extremely experienced well drilling company and well operator in D & S Energy Corp (D & S). They are familiar with the drilling site and have drilled several offsetting wells to our sites with producing and viable oil and galas wells in the past year.

D & S is an independent oil and gas drilling, operating, and producing company with principal operating offices located in Tiona, Pennsylvania. D & S Energy was formed in Jan. 2006 and has been in continuous operation since that time. During that time D & S Energy has drilled and completed approximately 135 oil and gas producing wells in Venango, Jefferson, Forest, Warren, and McKean Counties, Pa. and Allegany Co., NY. D & S continues to operate the majority of these wells at this time. These wells have been done exclusively for the benefit of various drilling investment funds.

Currently D & S turnkey drills approximately 35 wells per year in the oil and gas region of Northwestern Pa. in the counties mentioned. D & S has an extensive lease bank with most properties held by previous production. D & S is continuing to expand its lease base as future viable prospects become available. D & S' focus is strictly on what is known as "developmental" drilling prospects. That refers to D & S' leases which are near or adjoin other properties that have already had previous wells drilled on them and / or are surrounded or off-set by previous production of other operating companies. This assures a better than industry standard success rate of producing oil and gas wells in this region. These wells are classified as "shallow wells" by pertinent government agencies and regulated as such.

D & S as the driller and operator also take on all responsibility for state, local and federal laws and responsibilities in regard to rules and regulations of the Oil and Gas industry including all environmental regulations. D & S also carry's the liability insurance to cover the wells and their drilling operation. All licenses required to drill in the State of Pennsylvania are held and maintained by D & S. D & S is responsible for all mineral rights and royalties to lease owners paid out of their royalties that are received from production of the wells.

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D & S Energy Corp

D & S has an excellent team of experienced engineering, production staff, roustabout crews, and office personnel. A brief resume of the key people employed by D & S as follows:

Gary Neely: Founder, Owner, President and CEO of D & S Energy Corp
Graduate Geologist, 1977
Over 37 years of experience in oil and gas industry, primarily in the Appalachian Basin.
Drilled, produced and worked on approximately 2500 shallow oil and gas wells.
Veteran: USMC 1966-1972

DeborahMorris: Vice President, CFO, Corporate Secretary/Treasurer of D & S Energy since 2009
Former Owner and President of Morris Bros. Lumber Co.
Extensive background in timber, mineral resource management, business management and accounting.

Tim Johnson: Project Supervisor and Production Manager
30 plus years experience in oil and gas industry as engineer, production manager, drilling and well completion engineer.

D & S has an additional staff of 18-25 (some are seasonal) employees who specialize in well tending, roustabout work, electrical and mechanical work necessary to maintain the wells.

In addition, D & S owns and operates its own proprietary well treatment chemicals and equipment used to enhance production of the wells.

B. Plan for Profitability

To date, the company has no revenues due to no wells having been drilled to date. Once the Company has achieved capitalization of a minimum of $1,000,000 through the Offering, the Company will have the capital required to obtain necessary permits and proceed with drilling and initial well operations. The $1,000,000 minimum is enough capital to begin Company operations and drill the first five wells. After the minimum of $1,000,000 has been secured through the Offering, each additional investment of $200,000 will add one more well to the Company's well total. Upon the completion of the entire Offering of $5,000,000, the Company estimates that it will have 25 Wells drilled.

The Company's plan is to use 75% of the net income from well production for reinvestment into the Company for additional wells. The remaining 25% of the net income from well production will go towards operating expenses (estimated to be about 13% of the total net income of all well production) and contingencies and reserves (estimated to be about 12% of the total net income of all well production).

The operating expenses in the first year are estimated at 13% to cover basic costs of business operations, such as (but not limited to): travel, water for drilling and well operations, electrical, bookkeeping, site office and monthly maintenance costs. The existing debt of the Company from its Founder and Chief Executive Officer, Mr. Johnson, will not be paid back from Investor Funds, but by the profits of the operating wells once the wells are producing net income. After year two of operations, the Company feels that with the subsequent increase in producing wells, the Company's expenses should begin to decrease at a rate of 8-9% per annum.

A contingency and reserve account will be funded using approximately 12% of the net income for unforeseen expenses for the Company, as well as for deposits on future well drilling sites of the Company. The Company has options on additional leases through the Driller and Operator, D&S Energy Corporation, to either lease or have assigned to the Company, additional well sites to continue the growth of the Company through the acquisition of additional drill sites and wells.

As the Company begins to receive incomes and reinvests its net profits back onto the Company as described above, the Company believes this "reinvestment methodology" will provide a substantial increase in the value of the Company in the future.

Young WT 5574 Lease, in which the Company has 100 drill sites available, is located in the highly sought-after "Morrison Oil and Gas Field" which currently has more than 300 producing wells surrounding the Company's lease site within a three mile radius, and the Company's lease site is surrounded on three sides by companies such as: Shell, Catalyst Energy, MSL Oil and Gas, Stonehaven Energy, Snyder Bros, and SWEPI Energy. The Company's Driller and Operator, D&S Energy, has many years of drilling experience with over 200 wells drilled in the Morrison Oil and Gas Field. In the last eighteen months, D&S Energy has drilled and put into production over 29 wells on the Young WT 5577 lease, where the Company will be drilling wells. This relationship has allowed the Company to see and monitor current production of the areas producing wells and verify that wells drilled on the Young 5574 lease are producing commercially viable ("the ability of a business, product or service to compete effectively and to make a profit"(*See Footnote: 1 below*)) quantities of oil and natural gas. To the best estimation of the Company, through both onsite review and through industry data references, there are "hundreds" of active producing wells surrounding the WT 5574 Tract where the Company has its leases.

Current production of the wells that are being operated by D&S Energy on the Young WT 5574 Lease are producing between 8-35 bbl (*bbl equal one "barrel", or 42 us gallons, or 35 UK imperial gallons, or approximately 159 liters, or 9,702 cubic meter on average*) per day and between 20-60 mcf (*mcf = Metric Cubic Feet, equals the volume of 1,000 cubic feet of natural gas*) of gas per day. The 29 wells that have been drilled are now producing and an additional 10 wells are currently being drilled throughout the 1,100 plus acre WT 5574 Lease to test the oil producing geological formations and verify the "commercial viability" of the location. These wells drilled, logged and tested prior to being placed into production, and each oil and gas well shows similar geological formation information concerning oil and gas formations. This geological formation information should be similar to the wells the Company will be drilling on its lease.

As part of the Illustrations below, a third party independent log assessment summary and oil and gas reserve analysis from Billman Geologic Consultants Inc. showing the amount of calculated and estimated oil and gas reserves in the first five wells drilled. The Company believes, as Billman Geological Consultants state, that their estimates are very conservative as log analyses included with the report only went down to approximately 1,300 feet, and there are deeper "payzones" (payzone is a term used in the oil and gas industry that refers to the rock in which oil and gas are found in exploitable quantities) that are were not analyzed for the report. The Company has also included below, production reports obtained from the Pennsylvania Department of Environmental Protection (PA DEP) from wells that are on the leases that surround the WT 5574 tract. The Company has also included below, maps showing hundreds of oil and gas wells that are on the neighboring leases mentioned earlier in this section, all within three miles of the WT 5574 lease, and charts showing the number of oil and gas wells permitted and drilled in McKean County, Pennsylvania. These all show that the Company's lease is in an area where there is a very active and oil and gas area. As can be seen on the maps, the well drilling activity in the Morrison Oil Field starts directly to the Northeast of the WT 5574 Tract, and over the years, has spread out from there and is now moving to the Southwest in the direction of the WT 5574 Tract.

Looking at production reports included below, one can see that the reports have only been tracked by the Pennsylvania Department of Environmental Protection since 2007. One would also see that the reporting, even though required by Pennsylvania Law, is sporadic at best, and not enforced in any way. These wells, and the wells the Company will be drilling, are all "Shallow Wells". The Company's mineral rights are from the surface to 3,000 feet below the surface. These "Shallow Wells", the Company believes, will produce 60% to 70% of their overall production in the first 4-6 years. These types of wells are also known as "Stripper Wells", will have their top production the first year and then they will steadily decline approximately 30% to 35% per year until the well gets to a point where it will "level off" to a lower production and can continue to produce for a well life of between 10-15 years as shown in the reports below. In the past, the actual recoverable oil and gas was between 7% to 10%, however with the new drilling and production techniques such as "Fracking" and "Well Additives", among other techniques, oil and gas recovery has gone up to 18% to 23%, which is increasing the profitability of these shallower wells. Look at the production reports below, and extrapolating the current production back to the original production numbers and looking at the Geological Report, it is easily calculated that these wells have substantial reserves and the Company believes it will initially match the production number of 8-35 bbls per day.

With current oil prices on September 22, 2014 of over $90 per bbl, and gas prices on September 22nd, 2014 in the $3 per mcf range (see chart in Exhibits section of this Offering and below), the Company is very confident that this Company will be profitable once investment capital has been raised, the proposed business operations as detailed in

this Offering are commenced, and when the wells on the Company's lease have been drilled and placed into production.

3.


WTI Crude Oil
$91.52
2014.09.22 end-of-day
95.0
92.5
90.0
Aug 23
Sep 22
1m
1q
1y
5y

Commodities		
Crude Oil	91.52	-0.97%
Natural Gas	3.85	+0.34%
Gasoline	2.58	-1.03%
Heating Oil	2.69	-1.10%
Gold	1216.80	+0.12%
Silver	17.70	-0.46%
Copper	3.04	-1.66%

2014.09.22 end-of-day

WTI Crude Oil Prices: www.oil-prices.net, September 23, 2014
Commodities: www.oil-prices.net, September 23, 2014

All production information, as well as date of all charts, graphs and Spreadsheets in the Exhibits section of this Offering, were all obtained by the Pennsylvania Department of Environmental Protection at:

http://www.portal.state.pa.us/portal/server.pt/community/dep_home/5968

1 **Commercial Viability: as defined by Cambridge Dictionary Online,**
http://dictionary.cambridge.org/dictionary/business-english/commercial-viability

C. The Operation

At this point we believe most of the heavy lifting has been done in preparation to start drilling on our gas and well sites. We have located and acquired through an assignment 100 oil and gas well drilling sites known as the Young WT 5574 Lease. Located in the Morrison Oil and Gas field, this is a very well known oil producing area with commercially viable wells surrounding our drilling area. Remington Energy Group acquired the assignment for the 100 well sites in October 2013 for $490,000 plus royalties. Remington Energy Group has 3 years to drill 100 wells (see assignment attached), and must complete at least 50 wells during that period to receive a 2 year extension if necessary.

We have verified that all permits are available and can be processed within 60 days. Our contracts have been signed with our Driller and Operator, D & S Energy Corp (D & S). D & S will receive a 30% royalty fee on the oil and gas produced and they take 100% of the responsibility and liability for all of the well sites and the drilling and operations of each well. D & S Energy will be responsible for any underling royalties owed to any and all oil and gas rights owners, out of their 30% royalty payment.

Once we have received funding through our Offering we can than proceed to the actual process of the well development, which is outlined in the following chart:

D. Well Development Process

Step 1 – Mineral Leasing

Companies negotiate a private contract or lease that allows mineral development and compensates the mineral (land) owner. Lease terms vary and they contain pertinent stipulations or measures to protect the various resources.

Step 2 – Permits

The operator must obtain permits authorizing the drilling of any new wells. Surveys, drilling plans and other pertinent information are required for the permit application. The permits may require site specific measures to protect the environment while other permits for water removal or injection may also be required.

Step 3 – Road and Pad Construction

After permits are issued, roads are constructed to access the well sites. Well pads are constructed to safely locate the drilling rig and equipment during the drilling process. Pits may be excavated to contain the drilling fluids.

Step 4 – Drilling and Well Completion

A drilling Rig drills the wells and multiple layers of casing are put into the hole and cemented in place to protect fresh water formations.

Step 5 - Hydraulic Fracturing

A specifically designed fracturing fluid is pumped under high pressure into the shale formation. The fluid consists primarily of water along with a binding agent such as sand and about 2% or less of chemical additives. This process creates fractures in rock deep underground that are "propped" open by the sand, which allows the natural gas to flow into the well.

Step 6 – Production

Once the well is placed on production, parts of the wellpad that are no longer needed for future operations are reclaimed. The gas and oil is brought up, treated to a useable condition and sent to market.

Step 7 – Workovers

Gas and oil production will usually decline over the years. Operators may perform a workover which is an operation to clean, repair and maintain the wells for the purpose of increasing or restoring production. Multiple workovers may be performed over the life of a well.

Step 8 - Plugging and Abandonment/Reclamation

When a well reaches it economic limit, it is plugged and abandoned according to State standards. The disturbed areas, including the wellpads and access roads are reclaimed back to the native vegetation and condition requested by the mineral owner. This process is normally completed in a few weeks, though it can be many years before this is considered.

E. Project Geology Overview

The Young Well Track 5574 Lease, herein referred to as the Young WT 5574 Lease in McKean County, Pennsylvania contains over 1100 acres and consists mostly of rolling hills and moderate sized mountains. Virtually all areas are accessible by modern roads or farm roads. Much of the areas surface is owned by the Federal Government and/or private land owners which allow timbering and oil and gas extractions, with the mineral rights being leased to the Lessee. Infrastructure such as roads, electrical, gas sale lines and drill site availability is already established on or adjacent to the leases. Based upon Pennsylvania State published well reports for this immediate area that several other oil and gas companies are currently drilling and operating on off-setting leases to the Young WT 5574 Lease. These other producers include Shell, Catalyst Energy, SWEPI Energy and Stonehaven Energy. These companies have been working on these off-setting leases and other nearby leases for several years.

The Young WT 5574 Lease holdings can be found on a map at the latitude of approximately 41 deg., 48 min. and a longitude of 78 deg., 52 min. The general area is known as the Kinzua region, named for Kinzua Creek which flows through the area and the Kinzua Dam, which is an impoundment of the Alleghany River, located in the west of the lease. It should be noted that all of the well sites in our lease bank are located within the heart of the Northwest Pennsylvania oil producing region and that all leases have been proven by previous drilling operations on or off-setting our leases. The lease mentioned is surrounded by existing oil and gas fields, most with current production operations. This establishes these areas as developmental drilling properties as opposed to exploratory or wildcatting. These properties have been extensively studied and researched using known drilling reports provided by the State of Pennsylvania Geologic Survey Office and information provided by knowledgeable individuals on this area.

The oil and gas is obtained from the numerous layers of sedimentary sandstone rocks, of Upper Devonian Age, located in the Appalachian Basin. At that time these regions were the eastern shoreline of a shallow sea that extended westward to nearly mid-continent. East of this shoreline were the mountains that we now know as the Alleghany-Appalachian chain. The shoreline became a depositional zone of run-off from these mountains and ebb the flow of the depth changes of the sea though the millenniums. The more shallow water levels contained sand and sediment that through time, heat and pressure became sandstone. The deeper depositions of silt became the shale that is present today. With the changing of the sea levels, sandstone became covered with shale which then again became covered with sandstone. This process occurred numerous times thus creating a layer-cake affect under the earth's surface in these areas. The shale acts as a cap rock or trap which keeps the oil and gas trapped within the pore spaces of the reservoir sandstone layers.

The Stratigraphic Column of oil and gas bearing sandstone formations in the Young WT 5574 Lease include: The Bradford, Clarendon, BallTown, Tiona, Cooper and Klondike. These are just a few of the hydrocarbon bearing formations that have been reported by previous drilling on or around the Young WT 5574 Lease, and that we expect to encounter.

F. Young WT5574 Lease

The Young WT 5574 Lease is situated approximately ten miles southwest of the town of Bradford, PA. Up until the 1930's the Bradford area was the world's largest oil producing region. This extensive production of oil gave birth to companies such as Quaker State Oil, Pennzoil, Kendall Oil, Wolf's Head Oil and American Refining. The major industry in this area centers on oil and gas exploration, refining and transportation of fuels and lubricants. The Young WT 5574 Lease are located within the known parameters of the well-established Morrison Oil and Gas Field. Except for the Kinzua Reservoir located on the western boundary, these leases are surrounded by active oil and gas drilling and production operations.

As was previously mentioned, the structure of this immediate area is comprised of many oil and gas bearing formations. Any wells drilled in the Young WT 5574 Lease can expect to encounter many if not all zones. The group of oil and gas bearing sandstone formations that are of interest are known as the Bradford Group Horizon. These sandstone zones are interspersed with shale formations as previously explained in this report. Depths of drilling will vary with the surface elevation where drilling commences. All zones present should be reached within a total depth of 1700-2500 feet from the surface. The zones in descending order are as follows:

Bradford 1st Sand

Clarendon

BallTown

Tiona

Cooper

Klondike

There is also the possibility of other oil and gas bearing formations being found on this lease.

These would be the following:

Sugar Run

Chipmunk

Bradford 2nd

Bradford 3rd

Lewis Run (4th Sand)

These are the hydrocarbon bearing formations that have been reported by previous drilling operations on or near the Young WT 5574 Lease as well as well logs from our geological reports. They will vary as to depth depending upon the elevation at which they are drilled. Any and all of the aforementioned sandstone formations can be be hydrofractured collectively when the criteria of adequate porosities, quality and quantities of formation are present, and the hydrocarbon content is present. Those determinations will be made by electronically logging each well after it is drilled. The results of each log will be evaluated as to the viability of completion of that particular well

Often times the names of these zones get intermingled from area to area. Only the Lewis Run formation is deeper than the Bradford 3rd formation. The other zones, if present, would be discovered during the drilling and logging phase of the well. It is suggested that some wells, strategically placed, are drilled deep enough to check for the presence of the Lewis Run. All of the formations mentioned are known and established oil and gas producers. All zones present on the lease can and will be completed simultaneously when possible. The electric-nuclear logging of the drilled wells will not only show the formations presence but also porosities, oil and gas saturations and formations depth and structure. All of these items are necessary in successfully hydro fracturing these wells.

Until recent years, many of the wells in this region were only drilled to specific depth and a specified targeted formation. These specific formations were then "shot" with explosives to provide a cavity and allow the oil and gas to flow to the well bore. One such well was drilled in 1957 and was "shot" with nitro in both the 1st and the 3rd Bradford formations. Production records of this well are not known but it does show the presence of the Bradford formation on this lease. Past research on this site has shown another well located in this area was hydro fractured in the Bradford 3rd and produced 10 Bbls of oil per day and 150 MCF of gas per day with a bottom hole pressure of 425 psi. This "test well" has verified that the area we are drilling does have and can produce commercially viable amounts of oil and confirms the geological readings. This also helped us determine that the gas lines in the area where inadequate to remove the natural gas being produced from this region. This problem has been solved recently as Shell has upgraded the lines from 1 ½" to 3". When wells have this much pressure, often the gas "over-runs" the oil in the formation initially but the oil production increases as the gas pressure declines over time.

Preliminary work on this lease has already been accomplished and so far 3 wells have been drilled and logged on this lease. Based upon the logging information, the wells are expected to produce both oil and gas in marketable quantities. The following is a review of the log analysis of the 3 wells; the net feet is the amount of sand in each pay zone, the averages are listed for the porosity level and also the oil and gas saturations located in each pay zone and they are all expressed in a percentage.

Well Log #1

Formation Name	Net Feet	Average Porosity	Average Oil Saturation	Average Gas Saturation
Bradford 1st	8	8.7%	48%	8%
Clarendon	10	8.3%	40%	8.5%
Ball Town	14	8.3%	47%	5%
Cooper	23	8%	49%	4%

Well Log #2

Bradford 1st	23	7.5%	42%	3%
Clarendon	22	10%	34%	22%
Ball Town	11	10%	46%	10%
Cooper	32	8%	47%	3%
5th Formation	22	9%	53%	10%
6th Formation	6	8%	56%	2%

Well Log #3

Bradford 1st	8	8%	38%	11%
Clarendon	12	10%	40%	16%
Ball Town	6	8%	47%	0%
Cooper	25	8%	47%	2.7%
5th Formation	7	7%	47%	1%
6th Formation	4	8%	52%	8%

G. Conclusion

After lengthy review of the information available, including hands on experience, it is my opinion that all of the aforementioned leases held under the Young WT 5574 Lease have an excellent chance to be a viable financial investment enterprise. The wells that I have personally witnessed being drilled and completed on these leases exceed the vast majority of the wells I've been involved with in Northwestern, Pennsylvania.

Not only are the pay zones there but critical infrastructure such as power, roads and sales lines are readily available. These leases are in the near vicinity of brine treatment plants, which cuts down on operation costs, and are also close to 2 major refineries for oil sales. All leases are also close to gas sale lines for delivery of natural gas to market. As the old timers would say, "this area is a gold mine".

I recommend that at least the initial well be drilled deep enough to test for the presence of the Lewis Run formation. If found and shown to be a viable pay zone, future wells on that lease can be drilled and completed to that depth. Future wells should also be drilled to test the Klondike formation if present.

All wells should be electrically logged immediately after drilling with an analysis that shows zone porosity, oil and gas saturations. Any structure showing a dominance of brine should be avoided.

Even though the oil and gas industry is considered a high risk venture, much of the risk has been eliminated by previous drilling, completion and production on or off-setting these leases.

Respectfully submitted,

Chief Staff Geologist
Gary L. Neely

H. Geologist Credentials

Gary Neely is the Chief Geologist. He is a graduate geologist from Slippery Rock University and Gannon College. He has worked in the oil and gas industry since 1977. He worked as a geologist and field supervisor on oil and gas field projects in PA, Ohio, W. Virginia, Kansas, Illinois, NY, Kentucky and Oklahoma. He has been involved with drilling, logging, completion, production, and land management of approximately 2500 wells in the aforementioned states; the majority of which have been in the Appalachian Basin of Western Pa. He was previously the president of Eagles Enterprises Inc.

I. Map #1: Plat Map of Young 5574 Well Track


WARRANT 5574
1130 ACRES

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J. Map #2 : Cutout of NW Pennsylvania Showing McKean County


NW PENNSYLVANIA
ERIE
WARREN
McKEAN
CRAWFORD
FOREST
ELK
VENANGO
MERCER
JEFFERSON
CLARION
LAWRENCE
BUTLER

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K. Map #2: Map of Pennsylvania Showing McKean County


PENNSYLVANIA
ERIE
WARREN
McKEAN
POTTER
TIOGA
BRADFORD
SUSQUEHANNA
WAYNE
CRAWFORD
FOREST
VENANGO
ELK
CAMERON
WYOMING
SULLIVAN
LACKAWANNA
PIKE
LYCOMING
MERCER
CLARION
JEFFERSON
CLINTON
LUZERNE
LAWRENCE
CLEARFIELD
COLUMBIA
MONROE
BUTLER
ARMSTRONG
CENTRE
UNION
MONTOUR
CARBON
BEAVER
SNYDER
NORTHUMBERLAND
NORTHAMPTON
INDIANA
MIFFLIN
SCHUYLKILL
LEHIGH
JUNIATA
ALLEGHENY
CAMBRIA
BLAIR
BERKS
PERRY
DAUPHIN
BUCKS
WESTMORELAND
HUNTINGDON
LEBANON
MONTGOMERY
WASHINGTON
CUMBERLAND
LANCASTER
SOMERSET
BEDFORD
CHESTER
FULTON
FAYETTE
FRANKLIN
YORK
DELAWARE
GREENE
ADAMS

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

L. BILLMAN GEOGOGIC REPORT

BILLMAN REPORT

BILLMAN GEOLOGIC CONSULTANTS, INC.

TO:	MR. JOSH WHITHAM, CHIEF INVESTMENT OFFICER, D&S ENERGY CORPORATION AND MR. GARY NEELY, CEO & PRESIDENT, D&S ENERGY CORPORATION
FROM:	DAN A. BILLMAN, P.G., C.P.G.; PRESIDENT, BILLMAN GEOLOGIC CONSULTANTS, INC.
SUBJECT:	SUMMARY OF LOG ANALYSIS FROM WARRANT 5574, MCKEAN COUNTY, PENNSYLVANIA
DATE:	8/29/2013
CC:	

Billman Geologic Consultants, Inc. (referred to as "BGC") was requested to complete log analysis of five wells, recently drilled by D&S Energy Corporation (D&S Energy), on Warrant 5574. The wells will are #1, #2, #3, #4 and #10 were chosen at random to provide a summary of the log calculated oil and natural gas resource associated with the wells in the area.

BGC has been requested to review the possible productive sandstones in the wells provided and discuss the possible oil and natural gas reserves associated with wells drilled on the property. Billman Geologic has not conducted a site visit or verified ownership of the Warrant 5574 property as part of this review.

Electric logs for the wells reviewed, were provided by D&S Energy to BGC. Reserves were calculated from the Warren, Bradford 1st, Clarendon, Balltown and Tiona Sandstones. BGC used the readings, from the electric logs, for all possible reservoirs encountered in each well. Both oil in place, recoverable oil, gas in place and recoverable natural gas were calculated for each reservoir encountered, in each well. Assumptions included recovery factors of 10.0% for oil and 85% for natural gas. Drainage areas of five acres were assumed for both products. A summary of those calculations is tabulated below:

Well #	Recoverable Natural Gas	Recoverable Oil
#1	5.4 MMCF	4,648 Bbls
#2	5.7 MMCF	5,306 Bbls
#3	6.4 MMCF	4,393 Bbls
#4	11.6 MMCF	4,200 Bbls
#10	1.5 MMCF	5,134 Bbls
Average:	6.1 MMCF	4,736 Bbls

Included with this document is a table included as Appendix I. As per D&S Energy's request, oil recovery is listed for each well assuming 10%, 12.5% and 15% recovery

factors. At this point, BGC is assuming a conservative 10% recovery factor, based on past experience and having no over-riding information to the contrary. Given the initial production success from the wells, a higher recovery factor may be employed at a later date, based on cumulative production histories.

It is assumed that all reservoirs encountered in each well, and had reserves calculated for, were fracture treated and all zones and wells are "allowed" to flow freely, for the life of the well. The recoverable oil and natural gas calculation is a "life of the well" calculation and does not include an assumption of well life or economic limits to production.

Respectfully submitted by:



Dan A. Billman, P.G., C.P.G
President, Billman Geologic Consultants, Inc.

DISCLAIMER

This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to statements relating to geological and seismic data interpretations, prospect reserve estimates and prospect risk. Although BGC believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Investment in oil and gas exploration is high risk by its very nature. Important factors that could cause actual results to differ from these forward-looking statements include, but are not limited to: erroneous interpretations of the seismic and geological data; the inability to acquire leases on identified prospects; mechanical problems while drilling and producing wells which prevent completion of a well or result in plugging of a well; dry holes; less reserves than originally estimated due to poor sand development or drainage by offsetting wells; non-commercial wells; and the variations in future gas pricing. BGC cannot and has not beyond normal due diligence care standards, confirmed the accuracy and completeness of all the information we have reviewed in the course of this consulting engagement. Data for this review has been provided by D&S Energy Corp. or is publicly available and BGC, Inc. cannot be held responsible for errors in this provided data. Further, we express no opinion regarding any legal or securities issues. BGC shall assume no liability whatsoever for the use or reliance there upon by D&S Energy Corp. their clients and/or their investors, of information, opinions and interpretations provided by BGC. BGC reserves the right to adjust these findings and interpretations with the discovery of relevant data or future production data.

Appendix I:

Oil Recovery based on recovery factors of 10%, 12.5% and 15%

Well #	10% Recovery	12.5% Recovery	15% Recovery
#1	5,306 Bbls	6,632 Bbls	7,958 Bbls
#2	4,393 Bbls	5,492 Bbls	6,590 Bbls
#3	4,648 Bbls	5,810 Bbls	6,972 Bbls
#4	4,200 Bbls	5,250 Bbls	6,300 Bbls
#10	5,314 Bbls	6,417 Bbls	7,700 Bbls
Average:	4,736 Bbls	5,920 Bbls	7,104 Bbls

D&S Energy WT 5574 #4 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number:	Warrant 5574 #4
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	07/26/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	838	2.47	0.9846	100	7.5%	293	22.6%	54.4%	23.1%	9.7%	228,247	194,010	3,873	580.90
	4.0	840	2.55	0.0528	100	6.0%	294	25.7%	41.1%	33.2%	6.7%	362,755	308,342	4,067	610.03
Bradford 1st	2.0	919	2.44	2.2935	100	6.0%	322	44.4%	34.9%	20.7%	10.8%	549,483	467,061	2,769	415.37
	4.0	932	2.33	29.5175	100	3.0%	326	79.8%	5.1%	15.1%	14.8%	2,757,584	2,343,947	1,124	168.61
	5.0	939	2.33	29.5175	100	2.5%	329	83.2%	1.8%	15.1%	14.8%	3,619,438	3,076,523	485	72.82
	2.0	947	2.46	1.3011	100	6.0%	331	50.2%	27.5%	22.2%	10.1%	597,206	507,625	2,033	305.01
Clarendon	1.0	1113	2.53	0.1208	100	8.0%	390	0.0%	70.1%	29.9%	7.5%	0	0	1,924	288.64
	4.0	1120	2.4	6.3978	100	6.0%	392	51.1%	30.7%	18.2%	12.3%	1,752,189	1,489,360	5,538	830.74
	1.0	1131	2.49	0.5115	100	8.5%	396	5.0%	70.0%	25.0%	8.9%	31,297	26,602	2,304	345.63
	2.0	1145	2.42	3.8941	100	8.0%	401	56.6%	24.0%	19.4%	11.5%	933,109	793,143	2,033	305.01
	3.0	1152	2.42	3.8941	100	5.5%	403	52.3%	28.3%	19.4%	11.5%	1,300,332	1,105,282	3,602	540.29
Belltown	2.0	1249	2.66	0.0335	100	8.0%	437	0.0%	64.8%	35.2%	6.4%	0	0	3,034	455.12
	3.0	1263	2.39	8.1101	100	5.5%	442	56.5%	25.8%	17.7%	12.6%	1,687,510	1,434,383	3,602	540.29
	1.0	1270	2.64	0.0606	100	8.6%	445	0.0%	68.5%	31.5%	7.1%	0	0	1,789	268.28
	2.0	1276	2.43	3.0016	100	8.5%	447	23.8%	56.1%	20.0%	11.2%	423,393	359,884	4,608	691.26
	1.0	1286	2.57	0.0207	100	7.0%	450	0.0%	62.7%	37.3%	6.0%	0	0	1,381	207.20
Tiona	3.0	1327	2.53	0.1208	100	8.0%	464	0.0%	70.1%	29.9%	7.5%	0	0	5,773	865.92

Totals (MCF for gas & bbl for oil): 13,652 | 11,604 | 42,001 | 6,300

Assumptions:

Recoverability Natural Gas:	85.0%
Recoverability Oil:	15.0%
Drainage Area Natural Gas:	5
Drainage Area Oil:	5

Page 1 of 1

D&S Energy WT 5674 #1 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #1
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	781	2.53	0.1208	100	8.0%	273	33.0%	37.0%	29.9%	7.5%	240,612	204,520	2,033	203.34
	2.0	791	2.54	0.0806	100	7.0%	277	1.4%	67.1%	31.6%	7.1%	9,698	8,243	3,505	350.48
Bradford 1st	3.0	858	2.37	12.7727	100	7.0%	300	47.6%	35.6%	16.7%	13.4%	1,023,924	870,335	5,267	526.72
	4.0	870	2.39	8.1101	100	3.0%	305	76.3%	6.0%	17.7%	12.6%	2,093,083	1,779,121	1,124	112.40
	4.0	874	2.49	0.5115	100	6.0%	306	44.1%	30.9%	25.0%	8.9%	860,707	731,601	4,067	406.68
	3.0	878	2.47	0.9846	100	4.0%	307	58.7%	18.2%	23.1%	9.7%	934,311	794,164	1,947	194.66
Clarendon	2.0	1058	2.53	0.1208	100	7.6%	370	0.0%	70.1%	29.9%	7.5%	0	0	3,849	384.85
	2.0	1070	2.52	0.1777	100	8.6%	375	0.0%	71.5%	28.5%	7.8%	0	0	4,120	412.00
	3.0	1083	2.43	3.0016	100	6.0%	379	55.2%	24.8%	20.0%	11.2%	1,249,020	1,061,667	3,050	305.01
Balltown	2.0	1173	2.56	0.0335	100	8.5%	411	0.0%	64.8%	35.2%	6.4%	0	0	3,034	303.41
	2.0	1198	2.51	0.2568	100	8.0%	419	2.5%	70.2%	27.3%	8.2%	30,698	26,092	4,241	424.05
	2.0	1214	2.5	0.3651	100	9.0%	426	0.0%	73.9%	26.1%	8.6%	0	0	4,663	466.30
	2.0	1224	2.46	1.3011	100	10.5%	428	0.0%	77.8%	22.2%	10.1%	0	0	5,749	574.89
	2.0	1226	2.44	2.2935	100	9.5%	429	11.9%	67.3%	20.7%	10.8%	197,217	167,635	5,344	534.41
	2.0	1230	2.56	0.0335	100	10.5%	431	0.0%	64.8%	35.2%	6.4%	0	0	3,034	303.41
Tiona	2.0	1266	2.54	0.0806	100	9.0%	443	0.0%	68.5%	31.5%	7.1%	0	0	3,577	357.71

Totals (MCF for gas & bbl for oil): 6,389 5,431 53,055 5,306

Assumptions:
Recoverability Natural Gas: 85.0%
Recoverability Oil: 10.0%
Drainage Area Natural Gas: 5
Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #2 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number:	Warrant 5574 #2
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	07/30/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	792	2.52	0.1777	100	5.6%	277	29.8%	41.7%	28.5%	7.8%	346,569	294,583	3,602	360.19
	3.8	796	2.49	0.5115	100	3.5%	279	60.9%	14.1%	25.0%	8.9%	811,566	689,831	1,395	139.48
Bradford 1st	2.8	876	2.48	1.7362	100	7.6%	307	28.0%	50.5%	21.5%	10.4%	319,327	271,428	3,873	387.27
	4.8	891	2.43	3.0016	100	3.0%	312	73.1%	6.8%	20.0%	11.2%	1,815,160	1,542,886	1,124	112.40
	2.8	897	2.51	0.2568	100	4.6%	314	45.2%	27.6%	27.3%	8.2%	415,019	352,766	1,666	166.56
Lower Brad 1st	2.0	974	2.5	0.3651	100	7.6%	341	12.5%	61.4%	26.1%	8.6%	130,649	111,052	3,873	387.27
	2.0	986	2.64	0.0606	100	7.6%	345	0.0%	68.5%	31.5%	7.1%	0	0	3,577	357.71
	1.0	991	2.53	0.1208	100	8.0%	347	0.0%	70.1%	29.9%	7.5%	0	0	1,924	192.43
Clarendon	2.0	1066	2.51	0.2568	100	6.0%	373	26.9%	45.9%	27.3%	8.2%	293,541	249,510	2,769	276.91
	1.0	1081	2.64	0.0606	100	8.0%	378	0.0%	68.5%	31.5%	7.1%	0	0	1,789	178.85
	3.0	1099	2.5	0.3651	100	6.0%	385	41.7%	32.2%	26.1%	8.6%	735,753	625,390	3,050	305.01
Balltown	2.0	1198	2.47	0.9646	100	7.0%	419	27.7%	49.2%	23.1%	9.7%	401,099	340,935	3,505	350.48
	3.0	1213	2.42	3.6941	100	5.5%	425	52.3%	28.3%	19.4%	11.6%	1,369,186	1,163,808	3,602	360.19
	2.0	1216	2.53	0.1208	100	7.0%	426	6.3%	63.8%	29.9%	7.5%	70,939	60,298	3,505	350.48
	1.0	1227	2.55	0.0526	100	7.5%	429	0.0%	66.8%	33.2%	6.7%	0	0	1,653	165.28
	1.0	1257	2.55	0.0526	100	8.0%	440	0.0%	66.8%	33.2%	6.7%	0	0	1,653	165.28
	3.0	1269	2.6	0.3651	100	5.5%	444	35.9%	38.1%	26.1%	8.6%	730,717	621,110	3,602	360.19
Tiona	2.0	1280	2.5	0.3651	100	6.0%	448	30.0%	43.9%	26.1%	8.6%	411,449	349,732	2,769	276.91

Totals (MCF for gas & bbl for oil): 6,693 | 5,689 | 43,932 | 4,393

Assumptions:

Recoverability Natural Gas:	85.0%
Recoverability Oil:	10.0%
Drainage Area Natural Gas:	6
Drainage Area Oil:	5

D&S Energy WT 5574 #3 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number:	Warrant 5574 #3
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	08/08/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	822	2.47	0.9646	100	7.5%	288	22.5%	54.4%	23.1%	9.7%	335,834	285,459	5,809	580.90
	3.0	828	2.53	0.1208	100	6.0%	289	33.0%	37.0%	29.9%	7.5%	381,252	324,064	3,050	305.01
Bradford 1st	1.5	902	2.53	0.1208	100	8.8%	316	0.0%	70.1%	29.9%	7.5%	0	0	2,886	288.64
	4.0	916	2.43	3.0016	100	3.5%	321	68.6%	11.3%	20.0%	11.2%	1,761,708	1,488,952	1,860	185.97
	4.0	920	2.46	1.7362	100	4.5%	322	56.8%	21.7%	21.5%	10.4%	1,360,025	1,156,021	3,331	333.11
	1.0	931	2.53	0.1208	100	7.0%	326	6.3%	63.8%	29.9%	7.5%	27,156	23,083	1,752	176.24
	3.0	933	2.46	1.7362	100	5.5%	327	47.2%	31.3%	21.5%	10.4%	859,674	730,723	3,602	360.19
Clarendon	2.0	1097	2.48	0.7069	100	7.0%	384	24.8%	51.2%	24.0%	9.3%	316,736	269,226	3,505	350.48
	3.0	1113	2.5	0.3651	100	7.0%	390	18.4%	55.5%	26.1%	8.6%	328,178	278,952	5,257	525.72
	1.0	1134	2.54	0.0606	100	8.0%	397	0.0%	68.5%	31.5%	7.1%	0	0	1,789	178.65
	3.0	1138	2.39	8.1101	100	4.5%	398	64.4%	17.9%	17.7%	12.6%	1,733,652	1,473,604	2,498	249.84
	1.0	1145	2.52	0.1777	100	7.5%	401	4.3%	67.2%	28.5%	7.8%	24,034	20,429	1,936	193.63
Balltown	2.0	1237	2.52	0.1777	100	7.0%	433	10.7%	60.8%	28.5%	7.8%	129,163	109,789	3,505	350.48
	3.0	1241	2.47	0.9646	100	7.0%	434	27.7%	49.2%	23.1%	9.7%	623,244	529,758	5,257	525.72
	2.0	1247	2.48	0.7069	100	7.0%	436	24.8%	51.2%	24.0%	9.3%	360,045	306,039	3,505	350.48
Tiona	2.0	1288	2.56	0.0335	100	9.0%	451	0.0%	64.8%	35.2%	6.4%	0	0	3,034	303.41
	2.0	1311	2.57	0.0207	100	7.6%	459	0.0%	62.7%	37.3%	6.0%	0	0	2,763	276.26
Totals (MCF for gas & bbl for oil):												7,514	6,387	46,481	4,648

Assumptions:	Recoverability Natural Gas:	85.0%
	Recoverability Oil:	10.0%
	Drainage Area Natural Gas:	5
	Drainage Area Oil:	5

Page 1 of 1

D&S Energy WT 5574 #4 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number:	Warrant 5574 #4
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	07/26/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	838	2.47	0.9646	100	7.6%	293	22.5%	54.4%	23.1%	9.7%	228,247	194,010	3,873	387.27
	4.0	840	2.55	0.0526	100	6.0%	294	25.7%	41.1%	33.2%	6.7%	362,755	308,342	4,067	406.68
Bradford 1st	2.0	919	2.44	2.2935	100	6.0%	322	44.4%	34.9%	20.7%	10.8%	549,483	467,061	2,789	278.91
	4.0	932	2.33	29.5175	100	3.0%	326	79.8%	5.1%	15.1%	14.8%	2,757,584	2,343,947	1,124	112.40
	5.0	939	2.33	29.5175	100	2.0%	329	83.2%	1.8%	15.1%	14.8%	3,619,438	3,076,523	485	48.54
	2.0	947	2.48	1.3011	100	5.0%	331	50.2%	27.6%	22.2%	10.1%	597,206	507,625	2,033	203.34
Clarendon	1.0	1113	2.53	0.1208	100	8.0%	390	0.0%	70.1%	29.9%	7.5%	0	0	1,924	192.43
	4.0	1120	2.4	6.3978	100	6.0%	392	51.1%	30.7%	18.2%	12.3%	1,752,189	1,489,360	5,538	553.82
	1.0	1131	2.49	0.5115	100	8.5%	398	5.0%	70.0%	25.0%	8.9%	31,297	26,602	2,304	230.42
	2.0	1145	2.42	3.6941	100	6.0%	401	56.6%	24.0%	19.4%	11.5%	933,109	793,143	2,033	203.34
	3.0	1152	2.42	3.6941	100	5.5%	403	52.3%	28.3%	19.4%	11.5%	1,300,332	1,105,282	3,602	360.19
Balltown	2.0	1249	2.56	0.0335	100	8.0%	437	0.0%	64.8%	35.2%	6.4%	0	0	3,034	303.41
	3.0	1263	2.39	6.1101	100	6.5%	442	56.5%	25.8%	17.7%	12.6%	1,687,510	1,434,383	3,602	360.19
	1.0	1270	2.64	0.0808	100	8.5%	445	0.0%	68.5%	31.5%	7.1%	0	0	1,789	178.85
	2.0	1278	2.43	3.0016	100	8.5%	447	23.8%	56.1%	20.0%	11.2%	423,393	359,884	4,608	460.84
	1.0	1286	2.57	0.0207	100	7.0%	450	0.0%	62.7%	37.3%	6.0%	0	0	1,381	138.13
Tiona	3.0	1327	2.53	0.1208	100	8.0%	464	0.0%	70.1%	29.9%	7.5%	0	0	5,773	577.28
Totals (MCF for gas & bbl for oil):												13,652	11,604	42,001	4,200

Assumptions:

Recoverability Natural Gas:	85.0%
Recoverability Oil:	10.0%
Drainage Area Natural Gas:	5
Drainage Area Oil:	5

Page 1 of 1

D&S Energy WT 5574 #10 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #10
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 06/27/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	805	2.48	0.7069	100	7.5%	282	19.5%	56.5%	24.0%	9.3%	273,249	232,262	5,809	580.90
	3.0	808	2.49	0.5115	100	7.5%	283	16.1%	58.9%	25.0%	8.9%	218,421	185,658	5,809	580.90
Bradford 1st	2.0	897	2.54	0.0606	100	8.0%	310	0.0%	68.5%	31.5%	7.1%	0	0	3,577	357.71
	3.0	901	2.5	0.3651	100	6.5%	315	24.2%	49.7%	26.1%	8.6%	350,050	297,543	4,705	470.55
	3.0	907	2.5	0.3651	100	8.0%	317	6.7%	67.2%	26.1%	8.6%	97,549	82,917	6,361	636.08
Clarendon	1.0	1087	2.53	0.1208	100	10.0%	380	0.0%	70.1%	29.9%	7.5%	0	0	1,924	192.43
	3.0	1112	2.43	3.0016	100	7.5%	389	32.8%	47.2%	20.0%	11.2%	781,750	647,487	5,809	580.90
	1.0	1119	2.52	0.1777	100	10.5%	392	0.0%	71.5%	28.5%	7.8%	0	0	2,060	206.00
Bailtown	1.0	1216	2.52	0.1777	100	9.0%	425	0.0%	71.5%	28.5%	7.8%	0	0	2,060	206.00
	2.0	1237	2.49	0.5115	100	9.0%	433	0.0%	75.0%	25.0%	8.9%	0	0	4,934	493.44
	2.0	1249	2.52	0.1777	100	10.5%	437	0.0%	71.5%	28.5%	7.8%	0	0	4,120	412.00
	1.0	1258	2.5	0.3651	100	10.5%	440	0.0%	73.9%	26.1%	8.6%	0	0	2,331	233.15
	3.0	1265	2.48	0.7069	100	9.0%	443	3.4%	72.6%	24.0%	9.3%	73,975	62,878	7,464	746.43
	2.0	1279	2.49	0.5115	100	8.5%	448	5.0%	70.0%	25.0%	8.9%	70,784	60,166	4,606	460.64
Tiona	1.0	1299	2.57	0.0207	100	10.5%	455	0.0%	62.7%	37.3%	6.0%	0	0	1,381	138.13

Totals (MCF for gas & bbl for oil): 1,354 1,151 51,337 5,134

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 10.0%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

D&S Energy WT 5574 #1 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #1
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	PP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	781	2.53	0.1208	100	5.6%	273	33.0%	37.0%	29.9%	7.5%	240,612	204,520	2,033	254.18
	2.0	791	2.54	0.0806	100	7.0%	277	1.4%	67.1%	31.5%	7.1%	9,698	8,243	3,505	438.10
Bradford 1st	3.0	858	2.37	12.7727	100	7.0%	300	47.6%	35.6%	16.7%	13.4%	1,023,924	870,335	5,267	657.15
	4.0	870	2.39	8.1101	100	3.0%	305	76.3%	6.0%	17.7%	12.6%	2,093,083	1,779,121	1,124	140.51
	4.0	874	2.48	0.5115	100	5.0%	306	44.1%	30.9%	25.0%	8.9%	860,707	731,601	4,067	508.36
	3.0	876	2.47	0.9646	100	4.0%	307	58.7%	18.2%	23.1%	9.7%	934,311	794,164	1,947	243.32
Clarendon	2.0	1068	2.53	0.1208	100	7.5%	370	0.0%	70.1%	29.9%	7.5%	0	0	3,849	481.07
	2.0	1070	2.52	0.1777	100	8.0%	375	0.0%	71.5%	28.5%	7.8%	0	0	4,120	515.00
	3.0	1083	2.43	3.0016	100	8.8%	379	55.2%	24.8%	20.0%	11.2%	1,249,020	1,061,667	3,050	381.27
Balltown	2.0	1173	2.58	0.0335	100	8.5%	411	0.0%	64.8%	35.2%	6.4%	0	0	3,034	379.26
	2.0	1198	2.51	0.2568	100	8.0%	419	2.5%	70.2%	27.3%	8.2%	30,696	26,092	4,241	530.07
	2.0	1214	2.5	0.3651	100	9.0%	425	0.0%	73.9%	26.1%	8.6%	0	0	4,663	582.87
	2.0	1224	2.46	1.3011	100	10.5%	428	0.0%	77.8%	22.2%	10.1%	0	0	5,749	718.61
	2.0	1226	2.44	2.2835	100	9.5%	429	11.9%	67.3%	20.7%	10.8%	197,217	167,635	5,344	668.01
	2.0	1230	2.58	0.0335	100	10.5%	431	0.0%	64.8%	35.2%	6.4%	0	0	3,034	379.26
Tiona	2.0	1266	2.54	0.0806	100	9.0%	443	0.0%	68.6%	31.5%	7.1%	0	0	3,577	447.13

Totals (MCF for gas & bbl for oil): 6,369 5,431 53,055 6,632

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 12.5%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #2 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number:	Warrant 5574 #2
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	07/30/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Bsas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	792	2.52	0.1777	100	6.5%	277	29.8%	41.7%	28.5%	7.8%	346,569	294,583	3,602	450.24
	3.0	796	2.49	0.5115	100	3.5%	279	60.9%	14.1%	25.0%	8.9%	811,685	689,631	1,395	174.35
Bradford 1st	2.0	876	2.45	1.7362	100	7.5%	307	28.0%	50.5%	21.5%	10.4%	319,327	271,428	3,873	484.08
	4.0	891	2.43	3.0016	100	3.0%	312	73.1%	6.8%	20.0%	11.2%	1,815,160	1,542,886	1,124	140.51
	2.0	897	2.51	0.2568	100	4.5%	314	45.2%	27.6%	27.3%	8.2%	415,019	352,766	1,666	208.20
Lower Brad 1st	2.0	974	2.5	0.3651	100	7.5%	341	12.5%	61.4%	26.1%	8.6%	130,649	111,052	3,873	484.08
	2.0	986	2.54	0.0806	100	7.5%	345	0.0%	68.6%	31.5%	7.1%	0	0	3,577	447.13
	1.0	991	2.53	0.1208	100	8.0%	347	0.0%	70.1%	29.9%	7.5%	0	0	1,924	240.53
Clarendon	2.0	1066	2.51	0.2568	100	8.0%	373	26.9%	45.9%	27.3%	8.2%	293,541	249,510	2,769	346.14
	1.0	1081	2.54	0.0806	100	8.0%	378	0.0%	68.5%	31.6%	7.1%	0	0	1,789	223.57
	3.0	1099	2.5	0.3651	100	8.0%	385	41.7%	32.2%	26.1%	8.6%	735,753	625,390	3,050	381.27
Balltown	2.0	1196	2.47	0.9646	100	7.0%	419	27.7%	49.2%	23.1%	9.7%	401,099	340,935	3,505	438.10
	3.0	1213	2.42	3.8941	100	6.5%	425	52.3%	28.3%	19.4%	11.6%	1,369,186	1,163,808	3,602	450.24
	2.0	1216	2.53	0.1208	100	7.0%	426	6.3%	63.8%	29.9%	7.5%	70,939	60,298	3,505	438.10
	1.0	1227	2.55	0.0626	100	7.5%	429	0.0%	66.8%	33.2%	6.7%	0	0	1,653	206.60
	1.0	1257	2.56	0.0526	100	8.0%	440	0.0%	66.8%	33.2%	6.7%	0	0	1,653	206.60
	3.0	1269	2.5	0.3651	100	6.5%	444	35.9%	38.1%	26.1%	8.6%	730,717	621,110	3,602	450.24
Tiona	2.0	1280	2.5	0.3651	100	6.0%	448	30.0%	43.9%	26.1%	8.6%	411,449	349,732	2,769	346.14

Totals (MCF for gas & bbl for oil): 6,693 5,689 43,932 5,492

Assumptions:	Recoverability Natural Gas:	85.0%
	Recoverability Oil:	12.5%
	Drainage Area Natural Gas:	5
	Drainage Area Oil:	5

Page 1 of 1

D&S Energy WT 5574 #3 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #3
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	822	2.47	0.9846	100	7.8%	288	22.8%	54.4%	23.1%	9.7%	335,834	285,459	5,809	726.13
	3.0	825	2.53	0.1208	100	5.0%	289	33.0%	37.0%	29.9%	7.5%	381,252	324,064	3,050	381.27
Bradford 1st	1.8	802	2.53	0.1208	100	8.0%	318	0.0%	70.1%	29.9%	7.5%	0	0	2,888	360.80
	4.0	816	2.43	3.0016	100	3.5%	321	68.6%	11.3%	20.0%	11.2%	1,751,708	1,488,952	1,880	232.47
	4.0	820	2.45	1.7362	100	4.5%	322	56.8%	21.7%	21.5%	10.4%	1,360,025	1,156,021	3,331	416.39
	1.0	831	2.53	0.1208	100	7.0%	326	6.3%	63.8%	29.9%	7.5%	27,156	23,083	1,752	219.06
	3.0	833	2.45	1.7362	100	6.8%	327	47.2%	31.3%	21.5%	10.4%	859,674	730,723	3,602	450.24
Clarendon	2.0	1097	2.48	0.7089	100	7.0%	384	24.8%	51.2%	24.0%	9.3%	316,736	269,226	3,505	438.10
	3.0	1113	2.5	0.3651	100	7.0%	390	18.4%	55.6%	26.1%	8.6%	328,178	278,952	5,257	657.15
	1.0	1134	2.54	0.0806	100	8.0%	387	0.0%	68.5%	31.5%	7.1%	0	0	1,789	223.67
	3.0	1138	2.39	8.1101	100	4.5%	398	64.4%	17.9%	17.7%	12.6%	1,733,652	1,473,604	2,498	312.30
	1.0	1148	2.52	0.1777	100	7.8%	401	4.3%	67.2%	28.5%	7.8%	24,034	20,429	1,936	242.04
Balltown	2.0	1237	2.52	0.1777	100	7.0%	433	10.7%	60.8%	28.5%	7.8%	129,163	109,789	3,505	438.10
	3.0	1241	2.47	0.9846	100	7.0%	434	27.7%	49.2%	23.1%	9.7%	623,244	529,758	5,257	657.15
	2.0	1247	2.48	0.7089	100	7.0%	436	24.8%	51.2%	24.0%	9.3%	360,045	306,039	3,505	438.10
Tiona	2.0	1288	2.66	0.0336	100	9.9%	451	0.0%	64.8%	35.2%	6.4%	0	0	3,034	379.26
	2.0	1311	2.67	0.0207	100	7.6%	459	0.0%	62.7%	37.3%	6.0%	0	0	2,763	345.33

Totals (MCF for gas & bbl for oil): 7,514 6,387 46,481 5,810

Assumptions:
Recoverability Natural Gas: 85.0%
Recoverability Oil: 12.6%
Drainage Area Natural Gas: 5
Drainage Area Oil: 6

Page 1 of 1

D&S Energy WT 5574 #4 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #4
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 07/26/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	PP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	838	2.47	0.9646	100	7.8%	293	22.5%	54.4%	23.1%	9.7%	228,247	194,010	3,873	484.08
	4.0	840	2.56	0.0526	100	5.0%	294	25.7%	41.1%	33.2%	6.7%	362,755	308,342	4,067	508.36
Bradford 1st	2.0	919	2.44	2.2935	100	6.0%	322	44.4%	34.9%	20.7%	10.8%	549,483	467,061	2,769	346.14
	4.0	932	2.33	29.5175	100	3.0%	326	79.8%	5.1%	15.1%	14.8%	2,757,584	2,343,947	1,124	140.51
	6.0	939	2.33	29.5175	100	2.5%	329	83.2%	1.8%	15.1%	14.8%	3,619,438	3,076,523	485	60.66
	2.0	947	2.46	1.3011	100	5.0%	331	50.2%	27.5%	22.2%	10.1%	597,206	507,625	2,033	254.18
Clarendon	1.0	1113	2.53	0.1208	100	8.0%	390	0.0%	70.1%	29.9%	7.5%	0	0	1,924	240.53
	4.0	1120	2.4	6.3078	100	6.0%	392	51.1%	30.7%	18.2%	12.3%	1,752,189	1,489,360	5,538	692.28
	1.0	1131	2.49	0.5115	100	8.0%	396	5.0%	70.0%	25.0%	8.9%	31,297	26,602	2,304	288.02
	2.0	1146	2.42	3.8941	100	5.0%	401	56.6%	24.0%	19.4%	11.6%	933,109	793,143	2,033	254.18
	3.0	1152	2.42	3.8941	100	5.0%	403	52.3%	28.3%	19.4%	11.6%	1,300,332	1,105,282	3,602	450.24
Balltown	2.0	1249	2.56	0.0338	100	8.0%	437	0.0%	64.8%	36.2%	6.4%	0	0	3,034	379.26
	3.0	1263	2.39	8.1101	100	6.5%	442	56.5%	25.8%	17.7%	12.6%	1,687,510	1,434,383	3,602	450.24
	1.0	1270	2.64	0.0808	100	8.5%	445	0.0%	68.5%	31.5%	7.1%	0	0	1,789	223.57
	2.0	1276	2.43	3.0016	100	6.5%	447	23.8%	56.1%	20.0%	11.2%	423,393	359,884	4,608	576.06
	1.0	1286	2.57	0.0207	100	7.0%	450	0.0%	62.7%	37.3%	6.0%	0	0	1,381	172.66
Tiona	3.0	1327	2.53	0.1208	100	8.0%	464	0.0%	70.1%	29.9%	7.5%	0	0	5,773	721.60

Totals (MCF for gas & bbl for oil): 13,652 11,604 42,001 5,250

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 12.5%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #10 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #10
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/27/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	806	2.48	0.7069	100	7.5%	282	19.5%	56.6%	24.0%	9.3%	273,249	232,262	5,809	726.13
	3.0	808	2.49	0.5115	100	7.5%	283	16.1%	58.9%	25.0%	8.9%	218,421	185,658	5,809	726.13
Bradford 1st	2.0	887	2.54	0.0806	100	8.8%	310	0.0%	68.5%	31.5%	7.1%	0	0	3,577	447.13
	3.0	901	2.6	0.3651	100	6.5%	315	24.2%	49.7%	26.1%	8.6%	360,060	297,543	4,705	588.18
	3.0	907	2.6	0.3651	100	8.0%	317	6.7%	67.2%	26.1%	8.6%	97,549	82,917	6,361	795.10
Clarendon	1.0	1087	2.53	0.1208	100	10.0%	380	0.0%	70.1%	29.9%	7.5%	0	0	1,924	240.53
	3.0	1112	2.43	3.0016	100	7.5%	389	32.8%	47.2%	20.0%	11.2%	761,750	647,487	5,809	726.13
	1.0	1119	2.62	0.1777	100	10.5%	392	0.0%	71.5%	28.5%	7.8%	0	0	2,060	257.50
Balltown	1.0	1216	2.62	0.1777	100	9.0%	425	0.0%	71.5%	28.5%	7.8%	0	0	2,060	257.50
	2.0	1237	2.49	0.5115	100	9.0%	433	0.0%	75.0%	25.0%	8.9%	0	0	4,934	616.80
	2.0	1249	2.62	0.1777	100	10.5%	437	0.0%	71.5%	28.5%	7.8%	0	0	4,120	515.00
	1.0	1258	2.5	0.3651	100	10.5%	440	0.0%	73.9%	26.1%	8.6%	0	0	2,331	291.43
	3.0	1265	2.48	0.7069	100	9.0%	443	3.4%	72.6%	24.0%	9.3%	73,975	62,878	7,464	933.04
	2.0	1279	2.49	0.5115	100	8.5%	448	5.0%	70.0%	25.0%	8.9%	70,784	60,166	4,606	576.05
Tiona	1.0	1289	2.67	0.0207	100	10.5%	455	0.0%	62.7%	37.3%	6.0%	0	0	1,381	172.66

Totals (MCF for gas & bbl for oil): 1,354 | 1,151 | 51,337 | 6,417

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 12.5%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #1 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #1
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	781	2.53	0.1208	100	5.0%	273	33.0%	37.0%	29.9%	7.5%	240,612	204,520	2,033	305.01
	2.0	791	2.54	0.0808	100	7.0%	277	1.4%	67.1%	31.5%	7.1%	9,698	8,243	3,505	525.72
Bradford 1st	3.0	866	2.37	12.7727	100	7.0%	300	47.6%	35.6%	16.7%	13.4%	1,023,924	870,335	5,257	788.59
	4.0	870	2.39	8.1101	100	3.0%	305	76.3%	6.0%	17.7%	12.6%	2,093,063	1,779,121	1,124	168.61
	4.0	874	2.49	0.5115	100	5.0%	306	44.1%	30.9%	25.0%	8.9%	860,707	731,601	4,067	610.03
	3.0	878	2.47	0.9646	100	4.0%	307	58.7%	18.2%	23.1%	9.7%	934,311	794,164	1,947	291.99
Clarendon	2.0	1068	2.53	0.1208	100	7.5%	370	0.0%	70.1%	29.9%	7.5%	0	0	3,849	577.28
	2.0	1070	2.52	0.1777	100	8.0%	375	0.0%	71.5%	28.5%	7.8%	0	0	4,120	618.00
	3.0	1083	2.43	3.0016	100	6.0%	379	55.2%	24.8%	20.0%	11.2%	1,249,020	1,061,667	3,050	457.52
Balltown	2.0	1173	2.58	0.0335	100	6.5%	411	0.0%	64.8%	35.2%	6.4%	0	0	3,034	455.12
	2.0	1196	2.51	0.2568	100	8.0%	419	2.5%	70.2%	27.3%	8.2%	30,696	26,092	4,241	636.08
	2.0	1214	2.5	0.3851	100	9.0%	425	0.0%	73.9%	26.1%	8.6%	0	0	4,663	699.44
	2.0	1224	2.46	1.3011	100	10.5%	428	0.0%	77.8%	22.2%	10.1%	0	0	5,749	862.33
	2.0	1226	2.44	2.2935	100	9.5%	429	11.9%	67.3%	20.7%	10.8%	197,217	167,635	5,344	801.61
	2.0	1230	2.56	0.0335	100	10.5%	431	0.0%	64.6%	35.2%	6.4%	0	0	3,034	455.12
Tiona	2.0	1286	2.54	0.0808	100	9.0%	443	0.0%	68.5%	31.5%	7.1%	0	0	3,577	536.56
Totals (MCF for gas & bbl for oil):												6,389	5,431	53,055	7,958

Assumptions:
Recoverability Natural Gas: 85.0%
Recoverability Oil: 15.0%
Drainage Area Natural Gas: 5
Drainage Area Oil: 6

Page 1 of 1

D&S Energy WT 5674 #2 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number:	Warrant 5574 #2
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	07/30/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	792	2.52	0.1777	100	5.5%	277	29.8%	41.7%	28.5%	7.8%	346,569	294,583	3,602	540.29
	3.0	796	2.48	0.5115	100	3.8%	279	60.9%	14.1%	25.0%	8.9%	811,566	689,831	1,395	209.22
Bradford 1st	2.0	878	2.45	1.7362	100	7.5%	307	28.0%	50.5%	21.5%	10.4%	319,327	271,428	3,873	580.90
	4.0	891	2.43	3.0016	100	3.0%	312	73.1%	6.8%	20.0%	11.2%	1,815,160	1,542,886	1,124	168.61
	2.0	897	2.51	0.2568	100	4.5%	314	45.2%	27.6%	27.3%	8.2%	415,019	352,766	1,666	249.84
Lower Brad 1st	2.0	974	2.6	0.3651	100	7.6%	341	12.5%	61.4%	26.1%	8.6%	130,649	111,052	3,873	580.90
	2.0	986	2.54	0.0806	100	7.9%	345	0.0%	68.5%	31.5%	7.1%	0	0	3,577	536.56
	1.0	991	2.53	0.1206	100	8.0%	347	0.0%	70.1%	29.9%	7.5%	0	0	1,924	288.64
Clarendon	2.0	1066	2.51	0.2568	100	6.0%	373	26.9%	45.9%	27.3%	8.2%	293,641	249,510	2,769	415.37
	1.0	1081	2.54	0.0806	100	6.6%	378	0.0%	68.5%	31.5%	7.1%	0	0	1,789	268.28
	3.0	1099	2.6	0.3651	100	6.0%	385	41.7%	32.2%	26.1%	8.6%	736,763	626,390	3,050	457.52
Balltown	2.0	1198	2.47	0.9846	100	7.0%	419	27.7%	49.2%	23.1%	9.7%	401,099	340,936	3,505	525.72
	3.0	1213	2.42	3.8941	100	6.6%	425	52.3%	28.3%	19.4%	11.5%	1,369,186	1,163,806	3,602	540.29
	2.0	1216	2.53	0.1206	100	7.0%	426	6.3%	63.8%	29.9%	7.5%	70,939	60,298	3,505	525.72
	1.0	1227	2.55	0.0526	100	7.6%	429	0.0%	66.8%	33.2%	6.7%	0	0	1,663	247.92
	1.0	1257	2.56	0.0526	100	6.6%	440	0.0%	66.8%	33.2%	6.7%	0	0	1,663	247.92
	3.0	1269	2.6	0.3651	100	8.5%	444	35.9%	38.1%	26.1%	8.6%	730,717	621,110	3,602	540.29
Tiona	2.0	1280	2.6	0.3651	100	6.0%	448	30.0%	43.9%	26.1%	8.6%	411,449	349,732	2,769	415.37

Totals (MCF for gas & bbl for oil): 6,693 5,689 43,932 6,590

Assumptions:

Assumptions:	Recoverability Natural Gas:	85.0%
	Recoverability Oil:	15.0%
	Drainage Area Natural Gas:	5
	Drainage Area Oil:	5

Page 1 of 1

D&S Energy WT 5574 #3 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number:	Warrant 5574 #3
Analyst:	DAR	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	822	2.47	0.9646	100	7.6%	288	22.5%	54.4%	23.1%	9.7%	336,834	285,459	5,809	871.35
	3.0	825	2.63	0.1208	100	8.0%	289	33.0%	37.0%	29.9%	7.5%	381,252	324,064	3,050	457.52
Bradford 1st	1.6	902	2.63	0.1208	100	8.0%	316	0.0%	70.1%	29.9%	7.5%	0	0	2,886	432.98
	4.0	916	2.43	3.0016	100	3.5%	321	68.6%	11.3%	20.0%	11.2%	1,751,708	1,488,952	1,860	278.98
	4.0	920	2.46	1.7362	100	4.5%	322	58.8%	21.7%	21.5%	10.4%	1,360,025	1,156,021	3,331	499.67
	1.0	931	2.63	0.1208	100	7.0%	326	6.3%	63.8%	29.9%	7.5%	27,156	23,083	1,752	262.86
	3.0	933	2.46	1.7362	100	5.5%	327	47.2%	31.3%	21.5%	10.4%	859,674	730,723	3,602	540.29
Clarendon	2.0	1107	2.48	0.7069	100	7.0%	384	24.8%	51.2%	24.0%	9.3%	316,736	269,226	3,505	525.72
	3.0	1113	2.5	0.3651	100	7.0%	390	18.4%	55.6%	26.1%	8.6%	328,178	278,952	5,257	788.59
	1.0	1134	2.64	0.0606	100	8.0%	397	0.0%	68.5%	31.5%	7.1%	0	0	1,788	268.28
	3.0	1138	2.38	6.1101	100	4.5%	398	64.4%	17.9%	17.7%	12.6%	1,733,652	1,473,604	2,498	374.75
	1.0	1146	2.62	0.1777	100	7.8%	401	4.3%	67.2%	28.5%	7.8%	24,034	20,429	1,936	280.45
Balltown	2.0	1237	2.62	0.1777	100	7.0%	433	10.7%	60.8%	28.5%	7.8%	129,163	109,789	3,505	525.72
	3.0	1241	2.47	0.9646	100	7.0%	434	27.7%	49.2%	23.1%	9.7%	623,244	529,758	5,257	788.59
	2.0	1247	2.48	0.7069	100	7.0%	438	24.8%	51.2%	24.0%	9.3%	360,045	306,039	3,505	525.72
Tiona	2.0	1288	2.58	0.0338	100	9.0%	451	0.0%	64.8%	35.2%	6.4%	0	0	3,034	455.12
	2.0	1311	2.67	0.0207	100	7.5%	459	0.0%	62.7%	37.3%	6.0%	0	0	2,763	414.39

Totals (MCF for gas & bbl for oil): 7,514 6,387 46,481 6,972

Assumptions:	Recoverability Natural Gas:	85.0%
	Recoverability Oil:	15.0%
	Drainage Area Natural Gas:	5
	Drainage Area Oil:	5

Page 1 of 1

D&S Energy WT 5574 #10 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number:	Warrant 5574 #10
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	08/27/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	885	2.48	0.7069	100	7.5%	282	19.5%	56.5%	24.0%	9.3%	273,249	232,262	5,809	871.35
	3.0	898	2.49	0.5115	100	7.5%	283	16.1%	58.9%	25.0%	8.9%	218,421	185,658	5,809	871.35
Bradford 1st	2.0	887	2.64	0.0806	100	9.0%	310	0.0%	68.5%	31.5%	7.1%	0	0	3,577	536.56
	3.0	901	2.6	0.3651	100	6.5%	315	24.2%	49.7%	26.1%	8.6%	360,050	297,543	4,705	705.82
	3.0	907	2.6	0.3651	100	8.0%	317	6.7%	67.2%	26.1%	8.6%	97,549	82,917	6,361	954.12
Clarendon	1.0	1087	2.63	0.1208	100	10.0%	380	0.0%	70.1%	29.9%	7.5%	0	0	1,924	288.64
	3.0	1112	2.43	3.0016	100	7.5%	389	32.8%	47.2%	20.0%	11.2%	761,750	647,487	5,809	871.35
	1.0	1119	2.62	0.1777	100	10.5%	392	0.0%	71.5%	28.5%	7.8%	0	0	2,060	309.00
Balltown	1.0	1216	2.62	0.1777	100	9.0%	425	0.0%	71.5%	28.5%	7.8%	0	0	2,060	309.00
	2.0	1237	2.49	0.5115	100	9.0%	433	0.0%	75.0%	25.0%	8.9%	0	0	4,934	740.17
	2.0	1249	2.63	0.1777	100	10.5%	437	0.0%	71.5%	28.5%	7.8%	0	0	4,120	618.00
	1.0	1258	2.6	0.3651	100	10.5%	440	0.0%	73.9%	26.1%	8.6%	0	0	2,331	349.72
	3.0	1265	2.48	0.7069	100	9.0%	443	3.4%	72.6%	24.0%	9.3%	73,975	62,878	7,464	1,119.65
	2.0	1279	2.49	0.5115	100	8.5%	448	5.0%	70.0%	25.0%	8.9%	70,784	60,166	4,608	691.26
Tiona	1.0	1299	2.57	0.0207	100	10.5%	455	0.0%	62.7%	37.3%	6.0%	0	0	1,381	207.20

Totals (MCF for gas & bbl for oil): 1,354 | 1,151 | 51,337 | 7,700

Assumptions:	Recoverability Natural Gas:	85.0%
	Recoverability Oil:	15.0%
	Drainage Area Natural Gas:	5
	Drainage Area Oil:	5

Page 1 of 1

M. CHART ONE: WELL PERMITS 2011 to 2014 YEAR TO DATE CHART

CHART 1
WELLS PERMITS MCKEAN COUNTY
2011 -2014 YEAR - TO - DATE

WELLS PERMITS BY YEAR	COMBINED OIL & GAS	GAS	OIL	GRAND TOTAL
2011	20	21	413	454
2012	23	29	304	356
2013	116	49	318	483
2014 YEAR TO DATE	17	17	163	197

Permits Issued from 1/1/2011 to 12/31/2011		2011 Grand Total	Drill & Operate Well Permit	Drill & Operate Well Permit Drill Deeper	Yearly Total
McKean	COMB. OIL&GAS	**20**	20		20
	GAS	**21**	20	1	21
	OIL	**413**	413		413
	Total	454	453	1	454

Permits Issued from 1/1/2012 to 12/31/2012		2012 Grand Total	Drill & Operate Well Permit	Drill & Operate Well Permit Drill Deeper	Yearly Total
McKean	COMB. OIL&GAS	**23**	23		23
	GAS	**29**	26	3	29
	OIL	**304**	304		304
	Total	356	353	3	356

Permits Issued from 1/1/2013 to 12/31/2013		2013 Grand Total	Drill & Operate Well Permit	Drill & Operate Well Permit Drill Deeper	Yearly Total
McKean	COMB. OIL&GAS	**116**	116		116
	GAS	**49**	46	3	49
	OIL	**318**	315	3	318
	UNDETERMINED	**1**	1		1
	Total	484	478	6	484

Permits Issued from 1/1/2014 to 9/27/2014		2014 Grand Total	Drill & Operate Well Permit	Drill & Operate Well Permit Drill Deeper	Yearly Total
McKean	COMB. OIL&GAS	**17**	17		17
	GAS	**17**	13	4	17
	OIL	**163**	163		163
	Total	197	193	4	197

pennsylvania
DEPARTMENT OF ENVIRONMENTAL PROTECTION

SSRS_OG_168 Ver 1.4
http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/Permits_Issued_Count_by_Well_Type_YTD

N. CHART TWO: WELLS DRILLED 2011 to 2014 YEAR TO DATE CHART

CHART 2
WELLS DRILLED MCKEAN COUNTY
2011 -2014 YEAR - TO - DATE

WELLS DRILLED BY YEAR	CONVENTIONAL	NON CONVENTIONAL	GRAND TOTAL
2011	350	18	368
2012	257	5	262
2013	195	13	208
2014 YEAR TO DATE	171	5	176

DEP OFFICE OF OIL AND GAS MANAGEMENT
WELLS DRILLED BY COUNTY

9/27/2014 10:56:06 AM

1,165 wells drilled between: 1/1/2011 and 12/31/2011

Region - 8230 - EP DOGO NWDO Dstr Off
Well Status - All

COUNTY	CONVENTIONAL	UNCONVENTIONAL	GRAND TOTAL
Butler	14	35	49
Clarion	57	10	67
Crawford	16	0	16
Elk	47	24	71
Erie	10	0	10
Forest	202	0	202
Jefferson	7	15	22
Lawrence	0	2	2
McKean	350	18	368
Mercer	38	0	38
Venango	68	2	70
Warren	249	1	250
GRAND TOTAL	**1,058**	**107**	**1,165**

DEP OFFICE OF OIL AND GAS MANAGEMENT
WELLS DRILLED BY COUNTY

9/27/2014 10:57:07 AM

1,084 wells drilled between: 1/1/2012 and 12/31/2012

Region - 8230 - EP DOGO NWDO Dstr Off
Well Status - All

COUNTY	CONVENTIONAL	UNCONVENTIONAL	GRAND TOTAL
Butler	2	70	72
Clarion	28	4	32
Crawford	13	3	16
Elk	36	1	37
Erie	9	0	9
Forest	96	12	108
Jefferson	2	9	11
Lawrence	0	18	18
McKean	257	5	262
Mercer	11	5	16
Venango	129	3	132
Warren	370	1	371
GRAND TOTAL	**953**	**131**	**1,084**

DEP OFFICE OF OIL AND GAS MANAGEMENT
WELLS DRILLED BY COUNTY

9/27/2014 11:00:10 AM

1,081 wells drilled between: 1/1/2013 and 12/31/2013

Region - 8230 - EP DOGO NWDO Dstr Off
Well Status - All

COUNTY	CONVENTIONAL	UNCONVENTIONAL	GRAND TOTAL
Butler	3	92	95
Clarion	10	1	11
Crawford	13	0	13
Elk	61	9	70
Erie	4	0	4
Forest	168	4	172
Jefferson	1	3	4
Lawrence	0	13	13
McKean	195	13	208
Mercer	0	21	21
Venango	164	1	165
Warren	304	1	305
GRAND TOTAL	**923**	**158**	**1,081**

DEP OFFICE OF OIL AND GAS MANAGEMENT
WELLS DRILLED BY COUNTY

9/27/2014 11:01:04 AM

754 wells drilled between: 1/1/2014 and 9/27/2014

Region - 8230 - EP DOGO NWDO Dstr Off
Well Status - All

COUNTY	CONVENTIONAL	UNCONVENTIONAL	GRAND TOTAL
Butler	5	100	105
Clarion	3	0	3
Crawford	9	0	9
Elk	27	17	44
Forest	84	0	84
Jefferson	0	12	12
Lawrence	0	23	23
McKean	171	5	176
Mercer	0	10	10
Venango	122	0	122
Warren	166	0	166
GRAND TOTAL	**587**	**167**	**754**

pennsylvania
DEPARTMENT OF ENVIRONMENTAL PROTECTION

SSRS_OGRE_177 Ver 1.4
http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/Wells_Drilled_By_County

O. GRAPHS ONE & TWO: SURROUNDING WELLS

GRAPH 1
SURROUNDING WELLS IN
HAMILTON TOWNSHIP OF MCKEAN COUNTY


Kinzua Rd
HAMILTON
321
McKean
Twp
WT 5574
REMINGTON DRILLING SITE
ACTIVE WELLS

GRAPH 2
D & S ENERGY/ WT 5574 WELLS IN
HAMILTON TOWNSHIP OF MCKEAN COUNTY


321
McKean
HAMILTON TWP
D & S/WT 5574 WELLS

P. GRAPH THREE: SURROUNDING WELLS BY COMPANY

GRAPH 3
SURROUNDING WELLS BY COMPANY IN
HAMILTON TOWNSHIP OF MCKEAN COUNTY


D & S/WT 5574 WELLS
MSL OIL & GAS WELLS
D & S/WT 5574 WELLS
CATALYST WELLS
McKean
HAMILTON TWP
D & S/WT 5574 WELLS
HOWARD BROS WELLS
D & S/WT 5574 WELLS
DL RESOURCES WELLS
McKean
HAMILTON TWP
D & S/WT 5574 WELLS
SNYDER BROS WELLS
D & S/WT 5574 WELLS
SENECA WELLS
D & S/WT 5574 WELLS
STONEHAVEN WELLS
D & S/WT 5574 WELLS
SWEPI WELLS

Q. GRAHP FOUR: SURROUNDING WELL PRODUCTION SPREADSHEET

SPREADSHEET 1
SURROUNDING WELL PRODUCTION

PERMIT	PERMIT DATE	OPERATOR	FARM NAME	SPUD DATE	YEAR REPORTED	BBLS OIL	DAYS	BBLS PER DAY	MCF	DAYS	MCF PER DAY
083-46788	11/12/1996	SNYDER BROS	PIERCE 1	7/28/1997	2007	N/A	N/A		8,355	365	22.89
					2009	327	330	0.99	6,096	330	18.47
					2010	362	360	1.01	5,656	360	15.71
					2011	19	324	0.06	337	324	1.04
					2012	11	366	0.03	349	366	0.95
					2013	9	360	0.03	275	258	1.07
083-47099	2/11/1998	SNYDER BROS	MCKEAN M1 (SEI-6)	3/27/1998	2007	N/A	N/A		4,673	365	12.80
					2009	178	331	0.54	4,593	331	13.88
					2010	180	287	0.63	3,691	287	12.86
					2011	15	218	0.07	249	218	1.14
					2012	16	127	0.13	134	127	1.06
					2013	14	175	0.08	239	175	1.37
083-47679	4/6/2000	CATALYST ENERGY	BRENNAN 4	6/23/2000	2007	1,430	260	5.50	16,433	365	45.02
					2009	94	260	0.36	1,247	365	3.42
					2010	107	260	0.41	2,229	365	6.11
					2011	64	217	0.29	1,568	304	5.16
					2012	23	366	0.06	2,192	366	5.99
083-49041	5/16/2003	CATALYST ENERGY	WARRANT 5575 24	2/16/2004	2007	1,592	365	4.36	116,194	365	318.34
					2010	87	365	0.24	1,096	365	3.00
					2011	52	365	0.14	836	365	2.29
					2012	44	365	0.12	711	365	1.95
083-49823	8/26/2004	CATALYST ENERGY	WARRANT 5575 6	12/16/2004	2007	3,925	365	10.75	18,479	365	50.63
					2010	124	365	0.34	1,402	365	3.84
					2011	74	365	0.20	1,229	365	3.37
					2012	31	366	0.08	765	366	2.09
083-50356	4/21/2005	CATALYST ENERGY	WARRANT 5575 25	11/30/2005	2009	930	365	2.55	12,418	365	34.02
					2010	182	365	0.50	2,269	365	6.22
					2011	128	365	0.35	2,002	365	5.48
					2012	51	366	0.14	1,263	366	3.45
083-50757	9/23/2005	STONEHAVEN ENERGY	ANNABELLE 2nd AS A9	3/30/2006	2007	5,917	365	16.21	3,367	365	9.22
083-50864	10/28/2005	CATATLYST ENERGY	WARRANT 5575 8	11/22/2005	2007	2,392	365	6.55	13,623	365	37.32
					2009	928	365	2.54	12,152	365	33.29
					2010	182	365	0.50	2,269	365	6.22
					2011	128	365	0.35	2,002	365	5.48
					2012	51	366	0.14	1,263	366	3.45
083-51314	5/18/2006	CATATLYST ENERGY	WARRANT 5575 31	2/22/2007	2009	1,708	365	4.68	20,531	365	56.25
					2010	112	365	0.31	2,059	365	5.64
					2011	83	365	0.23	1,760	365	4.82
					2012	42	366	0.11	1,047	366	2.86
083-51717	9/28/2006	STONEHAVEN ENERGY	ANNABELLE 3rd A3 1	3/5/2007	2007	1,810	180	10.06	32,920	180	182.89

GRAPH 4
D & S ENERGY/ WT 5574 WELLS
WITH SURROUNDING PRODUCTION


Cann Run
321
McKean
HAMILTON TWP

- PERMIT # 083-46788 SNYDER BROS (PIERCE 1)
- PERMIT # 083-47099 SNYDER BROS (MCKEAN M1 SEI 6)
- PERMIT # 083-47679 CATALYST ENERGY (BRENNAN 4)
- PERMIT # 083-49041 CATALYST ENERGY (WARRANT 5575 24)
- PERMIT # 083-49823 CATALYST ENERGY (WARRANT 5575 6)
- PERMIT # 083-50356 CATALYST ENERGY (WARRANT 5575 25)
- PERMIT # 083-50757 STONEHAVEN ENERGY (ANNABELLE 2nd AS A9)
- PERMIT # 083-50864 CATALYST ENERGY (WARRANT 5575 8)
- PERMIT # 083-51717 STONEHAVEN ENERGY (ANNABELLE 3rd A3 1)
- PERMIT # 083-51314 CATALYST ENERGY (WARRANT 5575 31)

- D & S ENERGY/WT 5574 WELLS

S. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Oil & Natural Gas Development Company.
- Nevada Stock Corporation (Formed March of 2012).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE MILLION Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. FIFTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

T. The Offering

The Company is offering a maximum of 50,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having a Value of $100.00.

U. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

V. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development of Oil and Natural Gas Leases in the State of Pennsylvania. See "USE OF PROCEEDS" section.

W. Minimum Offering Proceeds – Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $1,000,000. The Company has established an Escrow Account with U.S. Bank, where all investment funds will be deposited until the minimum of $1,000,000 in investment capital is achieved. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company.

X. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

Y. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

Z. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

AA. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

BB. Company Convertible Securities

The Company, at the completion of this Offering will have 50,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the

Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

CC. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

DD. Reporting

The Company will not be required to furnish you with quarterly un-audited financial reports and an annual audited financial reports. Further, the Company will voluntarily send you both quarterly un-audited financial reports and an annual audited

financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

EE. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

FF. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in a U.S. Bank escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

REMAINDER OF PAGE LFEFT BLANK INTENTIONALLY

GG. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Remington Energy Group Corporation

The Company	Remington Energy Group Corporation is a Nevada Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on Page 62 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.
The Offering	The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 50,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9%

Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Voting Rights Preferred Stock has NO VOTING RIGHTS

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Offering The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in a U.S. Bank escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using

"current market assumptions" and discounted cash flow analysis.

Indemnification

The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading

Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 737 James Lane, Suite 7499, Incline Village, Nevada 89450. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified. As of August 1st, 2014, all Directors of the Company have new ONE year agreements with the Company. All Company Directors have served since the conversion of Remington Energy Group Corporation from Remington Energy Group, LLC.

<u>**Name**</u>	<u>**Position**</u>
Mr. Wes Jonson (Age 60)	***Founder / Chief Executive Officer/ Chairman of the Board***

Mr. Wes W. Johnson grew up in a heavy construction family, frequently moving with the family throughout California and Arizona to various road, bridge and dam job sites. It was very important to his father to keep the family together while traveling to the many job sites, thereby instilling in Mr. Johnson a very family orientated lifestyle.

Mr. Johnson attended high school in Arroyo Grande, California and attended college at Cal Poly, San Luis Obispo, California studying animal science and business. After college, Mr. Johnson entered the family construction business and received his California General Building Contractor's License, later adding a General Engineering Contractor's License. Mr. Johnson built numerous projects in San Luis Obispo and Santa Barbara Counties, including single family homes, multi-family housing projects, commercial retail and industrial properties, schools and medical buildings. The next step was investing in real estate development projects in California and numerous other States.

After a move to Austin, Texas, Mr. Johnson became involved in developing and building Single Family Residents and Multi-Family projects as well as land development and multi-family investments. While in Texas, Mr. Johnson was introduced to the Texas Oil Business through a real estate associate and began investing in oil production and re-work projects. As one point, Mr. Johnson was working on an acquisition of several abandoned wells in Oklahoma when oil prices went down to $12-$15 per barrel. The oil holdings were liquidated.

After a few years of passively observing the oil industry, Mr. Johnson began searching for the right opportunity in the Oil Industry. Two years later, after looking in Texas, Oklahoma, Ohio and Kansas, the oil project in Pennsylvania was presented and deemed to be a great opportunity. The project is in a proven oil field with existing production from several major oil companies and a proven drilling and operating company with whom the Company can partner. Mr. Johnson formed Remington Energy Group Corporation and proceeded to acquire the lease to develop 100+ oil wells in the Northwest part of Pennsylvania.

Mr. Johnson lives with his Wife in Incline Village, Nevada on the shore of beautiful Lake Tahoe. He has a daughter and her family in San Diego, California and a Son and his family residing in Portland, Oregon.

Mr. Johnson's Employment History includes being the Owner, Managing Member and President of the companies listed below:

- Pinnacle Financial Services, LLC — Five Years
- Remington Energy Group Corp — One Year

Mr. Johnson is the founder and CEO of Remington Energy Group Corporation as well as being Chairman of the Board. His experience in negotiating real estate transactions has and will be valuable in negotiating the leases and drilling sites. With Mr. Johnson's experience and oil contacts, the company will greatly benefit in locating the best drilling areas and his construction knowledge will be helpful in locating sites that have great access. Familiarity in all aspects of getting a site ready to drill, running utilities to the site, and actual drilling is brought to the company through Mr. Johnson. Actively managing previous companies will ensure expert leadership for the corporation.

Mr. Donald White (Age 63)	***Advisor / Board of Directors***

Mr. White was born in St. Louis, Missouri and was brought to California when his Father moved to the Antelope Valley to work in the aircraft industry. Don grew up in Palmdale, California where he attended grade school and graduated from Palmdale High School. After graduation Don was employed by the State of California "Department of Water

Resources" as a Soils Test Engineer. During this time he worked on the Feather River project- the construction of an aqueduct, from Orville California and culminating in Perris, California.

Due to a budget crisis in the state Don left and returned to college to take preparatory courses prior to working for Lockheed Aircraft on the building of the L-1011 Tri-Star Jumbo Jet and the implementing of manufacturer changes on the Rolls Royce jet engines. It was during this time when he felt the call to duty and enlisted in the United States Marine Corps for a 6 year stint. After graduating at the top of his class in advanced avionics in NAS Memphis, Tennessee, Don was stationed in El Toro, California, where he became an electronic technician working on forward looking, side looking and infrared detection systems for the reconnaissance F-4. For the last 3 years of his tour he transitioned into the test equipment and calibration of all electronics pertaining to both fighter and recon aircraft on both fixed wing and helicopters. All throughout this time he learned the focus and discipline expected of a member of the United States Marines.

Upon being honorably discharged from the USMC, Don went to work as VP and working supervisor for a construction company specializing in development of dental offices . After obtaining his own B1 license from the State of California, Don started his own construction company specializing in the development and construction of medical/dental offices, development and construction of single family homes as well as commercial buildings.

After moving to San Diego, California, Don continued in the building of single family homes as independent contractor for a large remodeling and construction company. He then moved to Alta Loma, California where he became a supervisor for a large property management company, responsible for the construction and rehab of commercial, single family and small to very large multi-family units. These responsibilities took him throughout Southern California, Atlanta, GA, San Antonio, TX and other areas in the Southeastern region of the United States.

After the downturn in the economy Don became semi retired and started consulting on a part time basis with real estate development along with his interest in Oil and Gas Investments.

Currently in Montclair, California, Don owns and operates a custom motorcycle shop building and creating custom bikes in his free time. Mr. White's 3 children are spread throughout the states with his oldest son and his family living in Wyoming, his youngest son and family residing in Arizona and his daughter and her family living in Idaho.

Mr. White's has been with "Donald White Consulting" for five years and with "BMW Investment Group, LLC" for the last year, each of which he is the sole owner and manager. In these positions Mr. White has been involved in soil analysis and construction management, advising land developers and contractors on numerous projects around Riverside, San Bernardino and Los Angeles counties, which will be of value in our future growth. With his experience in negotiating contracts, managing multi-million dollar construction projects, he will be a valuable asset in locating additional oil leases, negotiating the leases and managing the construction, drilling and production crews. Mr. White's experience in other oil and gas investments will assist in our planning and development of our drilling and production projects.

Mr. Brent Johnson (Age 31) ***Advisor / Board of Directors***

Mr. Brent Johnson grew up on the Eastern Side of the Sierra Nevada Mountain Range in California where he attended elementary school and participated in numerous mountain activities, primarily skiing. Mr. Johnson later moved to the West Side of Austin, Texas where he attended high school and assisted in the Family Business which was focused on construction and real estate development.

Mr. Johnson attended College at Sonoma State University located in Northern California's Wine Country, where he received his Bachelor's Degree in Business. During this time Mr. Johnson played on the intercollegiate National Title Winning Lacrosse Team. In his senior year, time was spent with finalizing his studies and traveling to Portland, Oregon to manage the family properties.

After college, Mr. Johnson moved to Portland, Oregon to join the Family Business on a full-time basis, where he was responsible for overseeing the management and rehab of numerous multi-family and commercial retail portfolio of properties, valued in excess of $20,000,000

Mr. Johnson currently works (for the last five years) for the loan servicing firm First Commerce, LLC holding a position as a Senior Loan Portfolio Manager and is responsible for analyzing loan portfolios, servicing individual loans and managing the Company's Portfolio. Mr. Johnson resides in Portland, Oregon with his wife and Son.

Brent Johnson has experience in managing properties and construction projects, in analyzing financial statements of loans, negotiating with borrowers, and managing a pool of assets. Being knowledgeable in these many areas will be a great advantage for the company in negotiating leases and drill sites, in overseeing the drilling projects and

production, in analyzing the profitability of our production side of the wells. This in turn helps the company's decision process in deciding on expansion in the most efficient manner.

B. *Significant Employees.* All Members of Remington Energy Group Corporation as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Remington Energy Group listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* Mr. Wes Johnson, Founder, Chief Executive Officer and Chairman of the Company's Board of Directors is the Father of Mr. Brent Johnson, Advisor and Board of Directors Member.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In September of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Remington Energy Group Corporation. will be entitled to receive an annual salary of:

Mr. Wes Jonson, Chief Executive Officer / Board Chairman $72,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Wes Johnson Chief Executive Officer 737 James Lane, Suite 7499 Incline Village, Nevada 89450	Common Stock: 97,000 Shares (97%) Preferred Stock: No Shares	Common Stock: 97,000 Shares (97%) Preferred Stock: No Shares
(*) Alternative Securities Markets Group Corporation Advisor / Shareholder 4050 Glencoe Avenue Marina Del Rey, CA 90292	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 3,000 (THREE THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended. Mr. Steven J. Muehler is the sole shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation.

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder is Mr. Wes Johnson, the Founder, Chief Executive Officer & Chairman of the Company's Board of Directors. Mr. Johnson currently owns the majority of the issued and outstanding controlling Common Stock Units of Remington Energy Group Corporation. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Wes Johnson thus has complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

The Company has received cash advances to pay outstanding payables due, and payments made directly to the Company's Vendors and Service Providers by the Shareholders listed below are considered debts of the Company currently outstanding, and are due and payable to the shareholders detailed below:

• Mr. Weslie W. Johnson	$495,000.00 USD	Shareholder Loan
• Mr. Weslie W. Johnson	$85,000.00 USD	Accrued Salary

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of FIFTY THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $1,000,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $1,000,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 4: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 5: (Optional & Mandatory Conversion Options)

- *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 50,000 9% Convertible Stock Units in Remington Energy Group Corporation. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Mr. Wes Johnson is the Founder and Chief Executive Officer of Remington Energy Group Corporation and currently owns NINETY-FIVE THOUSAND (95,000) Common Stock Shares of the Company, which is 95% of the Company's total number of the current Common Stock Issued and Outstanding. No Common Stock is being issued in this Offering. Upon completion of this Offering, the Company will have 50,000 Shares of Preferred Stock Issued to Shareholders.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Chief Executive Officer, Mr. Wes Johnson, and by Alternative Securities Market, LLC, a California Broker-Dealer, who will each use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in a U.S. Bank escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $1,000,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of January 1st, 2014 – 100,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are

entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, with a par value of $0.001 per share (the "Preferred Stock"). As of March 1st, 2015 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, FIFTY THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of March 1st, 2015, there were 100,000 shares of our Common Stock outstanding, which were held of record by approximately 2 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of March 1st, 2015, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Nevada. Nevada General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Nevada's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Nevada's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION

Remington Energy Group Corporation
Pre-Funding Balance Sheet
For the Year Ending December 31, 2014

ASSETS			
Current Assets			
Cash		$	502
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Shareholder Receivable		$	134,583
Short-Term Investments		$	-
	Total Current Assets	$	135,085
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
Intangible Assets		$	-
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights		$	490,000
	Total Fixed Assets	$	490,000
TOTAL ASSETS		$	627,485
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	77,183
Accrued Salaries & Wages		$	134,583
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	211,766
Long-Term Liabilities			
Long- Term Debt - S/H Loan		$	495,000
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	495,000
Owner's Equity			
Owner's Investment		$	33,963
Net Income (Loss)		$	(56,622)
Retained Earnings		$	(22,659)
	Total Owner's Equity	$	(79,281)
Total Liabilities and Owner's Equity		$	627,485

I certifiy these financial statements to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: January 8, 2015

See Notes to Financial Statements

Remington Energy Group Corporation
Profit and Loss Statement
For the Year Ending December 31, 2014

INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Bank Fees		$	-
Interest Expense		$	51,122
License & Corporation Fees		$	-
Office Supplies		$	-
Office Equipment		$	-
Oil Land & Lease Expense		$	-
Professional Fees			
Accounting		$	-
Legal		$	-
Promotion		$	-
Postage		$	-
Rent		$	2,700
Telephone		$	750
Travel and Entertainment		$	1,870
Website Fees		$	180
	TOTAL EXPENSES	$	56,622
NET LOSS		$	(56,622)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: January 8, 2015

NOTE: 1) No income 1st quarter
2) Additional lease acquired in 2014
3) Remington Energy Group Corporation borrowed $245,000 from founder Weslie W Johnson for 2nd oil lease acquisition

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Cash Flows
For the Year Ending December 31, 2014

CASH FLOWS FROM OPERATIONS		
Cash received from business operations	$	-
Cash paid for operating expenses	$	56,622
Net Cash Flows from Operations	$	(56,622)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchase of capital assets		
Net Cash Flows From Investing Activities		
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from shareholders	$	56,314
Long-term borrowing from shareholders		
Net Cash Flows from Financing Activites	$	56,314
Net cash provided (used) in financing activities		
Increase(decrease) in cash during period	$	194
Cash balance at beginning of period	$	308
Cash balance at the end of the period	$	502

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: January 8, 2015

Remington Energy Group Corporation
Cash Reconciliation
For the Year Ending December 31, 2014

BEGINNING CASH	$ 308
Shareholder Loan	
Shareholder Contribution	$ 56,314
Cash Flow In	$ -
Cash Flow Out	$ (56,622)
ENDING CASH	$ 502

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: January 8, 2015

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Stockholder's Equity
For the Year Ending December 31, 2104

Capital Contributions	$	33,963
Reatained Earnings	$	(22,659)
Net Loss (2014)	$	(56,622)
Balance as of June 30, 2014	$	(79,281)

I certify these financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: January 8, 2015

NOTE: Weslie W Johnson is the sole shareholder and
owns 100% of the stock

See Notes to Financial Statements

Remington Energy Group Corporation
Notes to the Condensed Financial Statements
Year Ending December 31st, 2014

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the twelve months ending December 31st, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses, had negative operating cash flows and has not generated any significant revenues in the recent fiscal year(s).In addition, the Company has had a deficit accumulated of $706,766 at December 31, 2014. These factors raise substantial concerns about the Company's ability to continue as a going entity beyond 2016 without the needed funds to start the drilling and production program.

The Company's continuation as a going concern is dependent on attaining profitable operations, restructuring its financial obligations, and obtaining additional outside financing. The Company has funded losses from operations primarily from the issuance of debt and the issuance of capital stock. The Company believes that the issuance of debt and the sale of capital stock of the Company will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to funds its operations.

Cash

Currently the Company holds no cash. Historically, cash has been held in checking and savings accounts.

Concentrations of Credit Risk

The Company places its cash with financial institutions deemed by the Company's Management to be of high credit quality. The Federal Deposit Insurance Corporation ("FDIC") provides basic deposit coverage with limits to $250,000 per owner. In addition to basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for noninterest-bearing transaction accounts. At December 31, 2014, there were no uninsured deposits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions principally relate to the fair value and forfeiture rates of stock based transactions, and long-lived asset depreciation and amortization, and potential impairment.

Basic Net Loss per Share of Common Stock

Basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share are computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. At December 31, 2014 there was no common stock equivalents used in net loss per share.

NOTE 2. PAYABLES TO FOUNDERS AND MANAGEMENT (IF ANY, IF NONE, MODIFY BELOW)

The Company is waiting for Regulation A Qualification by the United States Securities & Exchange Commission to begin capital raising efforts. The Company is seeking to raise $5,000,000 through a Regulation A Pubic Securities Offering. The Company has been funded by its Founders and Management. The Company has current debt obligations of $706,766 to its Founders and Management for loans to the Company for operations:

NOTE 3: DUE TO SHAREHOLDERS

The Company has (or had not) received cash advances to pay outstanding payables and payments made directly to the Company's vendors and service providers. Debts outstanding, and due and payable, to shareholders include:

$495,000	Weslie W Johnson	Shareholder Loan
$134,583	Weslie W Johnson	Accrued Salary

NOTE 4: PREFERRED STOCK:

At December 31, 2014, Preferred Stock consisted of: 20,000 shares authorized, and 0 (zero) shares issued and outstanding.

NOTE 5: COMMON STOCK:

At December 31, 2014, Common Stock consisted of: 1,000,000 shares authorized, and 100,000 shares issued and outstanding.

NOTE 6: SUBSEQUENT EVENTS:

List or State None

NOTE 7: DELAYING NOTICE:

Company will not be providing Audited Financial Returns until the close of the 2015 business year (December 31, 2015).

Note 8: Income

No income was reported this year (January 1, 2014-December 31, 2014). Remington Energy Group Corporation will start receiving income once financing is completed, drilling is started on our oil and gas wells, and start producing oil and gas.

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: January 8, 2015

Remington Energy Group Corporation
Pre-Funding Balance Sheet
For the Year Ended December 31, 2013

ASSETS			
Current Assets			
Cash		$	220
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Shareholder Receivable		$	73,000
Short-Term Investments		$	-
	Total Current Assets	$	73,220
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights/Drilling Rights		$	490,000
	Total Fixed Assets	$	490,000
TOTAL ASSETS		$	565,620
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	25,000
Accrued Salaries & Wages		$	73,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	98,000
Long-Term Liabilities			
Long- Term Debt - S/H Loan		$	495,000
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	495,000
Owner's Equity			
Owner's Investment		$	-
Net Income (Loss)		$	(37,340)
Retained Earnings		$	9,960
	Total Owner's Equity	$	(27,380)
Total Liabilites and Owner's Equity		$	565,620

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Profit and Loss Statement
For the Year Ended December 31, 2013

			12/31/2013
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Alternative Securities Markets Group		$	2,750
Bank Fees		$	300
Interest Expense		$	25,000
License & Corporation Fees		$	925
Office Equipment		$	80
Office Supplies		$	84
Oil Land & Lease Expense		$	-
Postage		$	25
Professional Fees		$	-
Accounting		$	800
Legal		$	1,200
Promotion		$	21
Rent		$	2,400
Telephone		$	970
Travel and Entertainment		$	1,285
Website Fees		$	1,500
	TOTAL EXPENSES	$	37,340
NET LOSS		$	(37,340)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: 1) Remington Energy Group LLC was converted to a C Corporation in 2013
2) No income in 2013
3) Initial lease aquired in 2013
4) Remington Enegy Group borrowed $250,000 from founder Weslie W Johnson for acquisition of oil land lease

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Cash Flows
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATIONS		
Cash received from business operations	$	-
Cash paid for operating expenses	$	(37,340)
Net Cash Flows from Operations	$	(37,340)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchase of capital assets	$	(490,000)
Net Cash Flows From Investing Activities	$	(490,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from shareholders	$	32,500
Long-term borrowing from shareholders	$	495,000
Net Cash Flows from Financing Activites	$	527,500
Net cash provided (used) in financing activities	$	527,500
Increase(decrease) in cash during period	$	160
Cash balance at beginning of period	$	60
Cash balance at the end of the period	$	220

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: Npvember 14, 2014

Remington Energy Group Corporation
Cash Reconciliation
For the the Year Ended December 31, 2013

BEGINNING CASH	$	60
Shareholder Loan	$	495,000
Shareholder Contribution	$	32,500
Cash Flow In	$	-
Cash Flow Out	$	(527,340)
ENDING CASH	$	220

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: November 14, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Stockholder's Equity
For the Year Ended December 31, 2013

Capital Balance January 1, 2013	$	6,844
Capital Contributions 2013	$	(16,804)
Total Contributions	$	(9,960)
Net Loss (2013)	$	(37,340)
Balance as of December 31, 2013	$	(27,380)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: Weslie W Johnson is the sole shareholder and owns 100% of the stock

See Notes to Financial Statements

Remington Energy Group Corporation
Notes to the Condensed Financial Statements
Ending December 31, 2013

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ending December 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

We will be using the successful efforts method to account for our oil and gas properties, land lease and drilling rights. We will capitalize only the expenses associated with successfully locating new oil and natural gas resources. For unsuccessful (or "dry hole") results, the associated operating costs are immediately charged against revenue for that period.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses, had negative operating cash flows and has not generated any significant revenues in the recent fiscal year(s).In addition, the Company has had a deficit accumulated of $568,000 at December 31, 2013. These factors raise substantial concerns about the Company's ability to continue as a going entity beyond 2016 without the needed funds to start the drilling and production program.

The Company's continuation as a going concern is dependent on attaining profitable operations, restructuring its financial obligations, and obtaining additional outside financing. The Company has funded losses from operations primarily from the issuance of debt and the issuance of capital stock. The Company believes that the issuance of debt and the sale of capital stock of the Company will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to funds its operations.

Cash

Currently the Company holds no cash. Historically, cash has been held in checking and savings accounts.

Additional Capitalization

During the period of January 1, 2013 to December 31, 2013, Weslie W Johnson capitalized the Company with an additional $10,000.

Conversion to C-Corp

On September 4, 2013 Remington Energy Group LLC was converted to a C-Corp to achieve additional funding.

Income Taxes

With the conversion to a C-Corp the Company is now a stand alone entity and will be taxed accordingly.

Shareholder Salaries

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These salaries/wages will incur an interest of 10% until paid.

Concentrations of Credit Risk

The Company places its cash with financial institutions deemed by the Company's Management to be of high credit quality. The Federal Deposit Insurance Corporation ("FDIC") provides basic deposit coverage with limits to $250,000 per owner. In addition to basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for noninterest-bearing transaction accounts. At December 31, 2013, there were no uninsured deposits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions principally relate to the fair value and forfeiture rates of stock based transactions, and long-lived asset depreciation and amortization, and potential impairment.

Basic Net Loss per Share of Common Stock

Basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share are computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. At December 31, 2013 there was no common stock equivalents used in net loss per share.

NOTE 2. PAYABLES TO FOUNDERS AND MANAGEMENT (IF ANY, IF NONE, MODIFY BELOW)

The Company is waiting for Regulation A Qualification by the United States Securities & Exchange Commission to begin capital raising efforts. The Company is seeking to raise $5,000,000 through a Regulation A Pubic Securities Offering. The Company has been funded by its Founders and Management. The Company has current debt obligations of$568,000 to its Founders and Management for loans to the Company for operations:

NOTE 3: DUE TO SHAREHOLDERS

The Company has (or had not) received cash advances to pay outstanding payables and payments made directly to the Company's vendors and service providers. Debts outstanding, and due and payable, to shareholders include:

$495,000	Weslie W Johnson Shareholder Loan
$ 73,000	Weslie W Johnson Accrued Salary

NOTE 4: PREFERRED STOCK:

At December 31, 2013, Preferred Stock consisted of: 20,000 shares authorized, and 0 (zero) shares issued and outstanding.

NOTE 5: COMMON STOCK:

At December 31, Common Stock consisted of: 1,000,000 shares authorized, and 100,000 shares issued and outstanding.

NOTE 6: SUBSEQUENT EVENTS:

None

NOTE 7: DELAYING NOTICE:

Company will not be providing Audited Financial Returns until the close of the 2015 business year (December 31, 2015)

Note 8: Income

No income was reported this year (January 1, 2013-December 31, 2013). Remington Energy Group Corporation will start receiving income once financing is completed; drilling is started on our oil and gas wells, and start producing oil and gas.

Note 9: Blue Coast Securities

On August 15, 2013 Remington Energy Group LLC engaged Blue Coast Securities and entered into an agreement to assist Remington Energy Group LLC in raising $5,000,000 for the use of drilling and exploration for oil and gas.

Note 10: Note Payable (Weslie W Johnson)

On October 1, 2013, the Company entered into a promissory note with Weslie W Johnson for a total amount of $495,000. The loan was advanced for the Company to acquire an assignment lease land and drilling rights on a tract of land in Warren County, Pennsylvania. Interest will accrue on said note until drilling is started and sufficient income is produced to cover payment and start retiring said debt. Interest will accrue at 10% interest until debt is paid in full.

Note 11: Land Lease Assignment and Drilling Rights

On October 15, 2013 the lease assignment of 100 well sites was obtained in Pennsylvania. Along with this lease are the rights to drill up to 100 wells over the next three years, down to a depth of 3,000 feet.

On October 15, 2013, Remington Energy Group Corporation obtained an assignment for the drilling rights to drill 100 wells over the next three years, down to the depth of 3,000 feet. With the drilling of 50 wells in the next three years, Remington Energy Group Corporation has received an automatic extension for two years to complete the 100 wells.

The lease assignment and drilling rights for 100 wells are capitalized acquisition costs that will be categorized as investing activities on the Statement of Cash Flow.

The lease assignment is on proven oil producing acreage, know as Morrison Oil Field and commonly referred to as the Young Lease Well Track (WT) 5574.

The term of the assignment will be three years with a two year option. Cost of the assignment was $4,900 per well site and a 30% royalty paid to D&S Energy form all oil and gas revenue. D&S Energy is responsible for all underlying royalty fees.

REMINGTON ENERGY GROUP LLC
PRE-FUNDING BALANCE SHEET
DECEMBER 31, 2012

ASSETS			
Current Assets			
Cash		$	60
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Partner Receivable		$	25,000
Short-Term Investments		$	-
	Total Current Assets	$	25,060
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights		$	-
	Total Other Assets		
TOTAL ASSETS		$	27,460
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	-
Accrued Salaries & Wages		$	25,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	25,000
Long-Term Liabilities			
Long-Term Debt		$	-
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	-
Owner's Equity			
Owner's Investment		$	-
Net Income (Loss)		$	(4,140)
Partners Capital		$	6,600
	Total Owner's Equity	$	2,460
Total Liabilites and Owner's Equity		$	27,460

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

REMINGTON ENERGY GROUP LLC
PROFIT LOSS STATEMENT
FOR THE PERIOD OF INCEPTION (March 27, 2012) TO DECEMBER 31, 2012

			12/31/2012
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Bank Fees		$	-
License & Corporation Fees		$	400
Office Equipment			
Office Supplies		$	120
Oil Land & Lease Expense		$	-
Postage		$	-
Professional Fees			
Accounting		$	-
Legal		$	500
Promotion		$	-
Rent		$	-
Telephone		$	800
Travel and Entertainment		$	2,320
Website Fees		$	-
	TOTAL EXPENSES	$	4,140
NET INCOME (LOSS)		$	(4,140)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: 1) Remington Energy Group LLC was formed on March 27, 2012
2) No income 2012

See Notes to Financial Statements

Remington Energy Group LLC
STATEMENT OF CASH FLOWS
For the period of March 27, 2012 (inception) through December 31, 2012

Cash flows from operating activities:		
Net loss	$	(4,140)
Adjustments to reconcile net loss to net cash provided by operating activities:	$	(29,860)
Changes in assets and liabilities	$	27,460
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	$	(6,540)
Cash flows from investing activities:	$	-
Net cash used in investing activities	$	-
Cash flows from financing activities:		
Contributions from members	$	6,600
Loans from members	$	-
Loan repayment to members	$	-
Net cash provided by financing activities	$	-
NET INCREASE IN CASH	$	60
Cash December 31, 2012	$	60

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group LLC
Cash Reconciliation
For the Year Ended December 31, 2012

BEGINNING CASH		
Partner Capital Contribution	$	6,600
Cash Flow In	$	-
Cash Flow Out	$	(6,540)
ENDING CASH	$	60

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group LLC
STATEMENT OF MEMBER'S EQUITY
For the period of March 27, 2012 (inception) through December 31, 2012

Capital Contributions	$	6,600
Net Loss	$	(4,140)
Balance as of December 31, 2012	$	2,460

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: Weslie W Johnson is the sole Member and
owns 100% of the LLC

See Notes to Financial Statements

REMINGTON ENERGY GROUP LLC
NOTES TO FINANCIAL STATEMENTS
For The Period of Inception (March 27, 2012) To December 31, 2012

NOTE 1: ORGANIZATION

Remington Energy Group LLC, a Nevada Limited Liability Company, (the Company) was formed on March 27, 2012. The purpose of the Company is to acquire oil and gas leases, drill for oil and gas, invest in oil and gas explorations and invest in energy related business activities.

Weslie W Johnson is the sole member, 100% owner of the company and owns all of the membership shares.

The original checking account for Remington Energy Group LLC was opened with an initial deposit of $300 and for the period of March 27, 2012 to December 31, 2012, Wes Johnson, the sole member, capitalized the company with $6,600.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (The Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Member Salaries

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These wages will incur an interest of 10% until paid.

Income

There has been no income for the period of March 27, 2012 to December 31, 2012

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Remington Energy Group Corporation.

By: Its Chief Executive Officer

By: ______________________________
Name: Mr. Wes Johnson
Title: Chief Executive Officer and Sole Shareholder

By: Its Advisor (preparer of this Registration Statement)

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Advisor

Signature Certificate

Document Reference: BWZ9HLI35IYWSXS8HGJ3K2

RightSignature
Easy Online Document Signing

wesremingtonenergygroup.com
Party ID: L4A4YVI9T29IIJ93X89ZSR
IP Address: 66.215.141.6
VERIFIED EMAIL: wes@remingtonenergygroup.com

Electronic Signature



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Digital Fingerprint Checksum 05892421ed996859759dfbd69b0d514da4d7d00c

Alternative Securities Markets Group
Party ID: 72RF32JC9INM9TB23CTJ3J
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature



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Digital Fingerprint Checksum 87a6dee50a0814e5b263ed39528865cec2420533

Timestamp	Audit
2015-01-28 11:24:19 -0800	All parties have signed document. Signed copies sent to: wesremingtonenergygroup.com and Alternative Securities Markets Group.
2015-01-28 11:24:19 -0800	Document signed by wesremingtonenergygroup.com (wes@remingtonenergygroup.com) with drawn signature. - 66.215.141.6
2015-01-28 11:22:44 -0800	Document viewed by wesremingtonenergygroup.com (wes@remingtonenergygroup.com). - 66.215.141.6
2015-01-28 10:19:38 -0800	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2015-01-28 10:19:03 -0800	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2015-01-28 10:19:03 -0800	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com

Mr. Paul Monsour
Staff Attorney
United States Securities & Exchange Commission

Mr.H. Roger Schwall
Assistant Director
United States Securities & Exchange Commission

Dear Mr. Paul Monsour & Mr. H. Roger Schwall;

Enclosed you will find the Amended Regulation A Submission for **Remington Energy Group Corporation**, which is being filed in response to the comment letter received from you on January 14th, 2015.

ITEM #1

Per Comment, Alternative Securities Markets Group Corporation has been added as an underwriter for this filing.

It is important for the Commission to understand the organization and licensing structure of Alternative Securities Markets Group:

Parent Company:
Alternative Securities Markets Group Corporation
Completing Registration as a "Registered Investment Advisory Firm" in multiple-states
A copy of the ADV2 filing is available at http:www.ASMGCorp.com

Broker-Dealer:
Alternative Securities Market, LLC
Wholly owned subsidiary of Alternative Markets Group Corporation
Copy of California Broker-Dealer filing available in Exhibits

Stock Exchange:
Alternative Securities Market, Inc.
Wholly owned subsidiary of Alternative Securities Markets Group Corporation
SEC Form 1 filed with the SEC Division of Markets Regulation on 1/26/2015
A Copy of the Alternative Securities Market available in Exhibits
Note: Alternative Securities Market has requested an Exchange Operating Exemption under the Trade Volume Exemption. A **COPY OF THE ALTERNATIVE SECURIITES MARKET RULEBOOK AS SUBMITTED WITH SEC FORM 1 IS ATTACHED TO THIS LETTER. THE SEC HAS 90 DAYS FROM JANUARY 26TH, 2015 TO APPROVE OR DENY THE SEC FORM 1 APPLICATION AS SUBMITTED.**

ITEM #2

See Item 1, section labeled "Broker-Dealer"

ITEM #3

See entire response to Item 1

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com

ITEM #4

Per comment, see entire response to item one, and see the revised company page on the Alternative Securities Market

ITEM #5

SEC Form 1-A/ B, Cover page requirements, see pages 6, 7, 8 & 9 for all revisions.

Model used was from: , Page 22

ITEM #6

Per Comment, the below has been inserted throughout the registration statement:

> *Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $1.00.*

ITEM #7

Per Comment, see revised Financial Statements section of the Amended Registration Statement.

ITEM #8

Per Comment, we have submitted a new complete set of exhibits.

ITEM #9

See Escrow Agreement in Exhibits

ITEM #10

Per Comment, Per Comment, Remington Energy Group Corporation did not contract or have any interaction with Billman, Remington Energy Group Corporation requested the report done by a third party geological engineer through D&S Eenergy, as D&S Energy was the driller and the lease holder on the wells, and it was D&S Energy that had to be the ones to order the Log Analysis, but the report was specifically ordered for Remington Energy Group's use. We have included a letter from Billman stating they did the report for D&S Energy, which is Exhibit F, and a letter from D&S Energy granting Remington Energy Group's permission to use the Log Analysis Report in the Registration Statement and Offering, which is Exhibit G. The report was prepared with the knowledge that Remington Energy Group was using the report to have verification of the available reserves and in the pursuit of a Public Offering for capitalization.

ITEM #11

See revised Subscription Agreement

Thank you.

Any further questions, comments or concerns to this matter, please let us know.

Thank you,

Mr. Steven J. Muehler
Founder and Chief Executive Officer
Alternative Securities Markets Group
4050 Glencoe Avenue
Marina Del Rey, California 90292
Direct: (213) 407-4386
Email:
Web:

THE
ALTERNATIVE SECURITIES
MARKET RULEBOOK

As filed along with SEC Form 1 and all Exhibits, with the

United States Securities & Exchange Commission on:

January 20th, 2015

Disclaimer:

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.

TABLE OF CONTENTS

CHAPTER I
ADOPTION, INTERPRETATION AND APPLICATION OF RULES, AND DEFINITIONS

Rule 1.1.0 – Adoption of Exchange Rules

The following Alternative Securities Market Rules are adopted pursuant to the Corporation's Articles of Incorporation (Exhibit A) and the Corporation's Bylaws (Exhibit B).

Rule 1.2.0 – Interpretation

Alternative Securities Market Rules shall be interpreted in such a manner to comply with the rules and requirements of the Act and to effectuate the purposes and business of the Alternative Securities Market, and to require that all practices in connection with the securities business be just, reasonable and not unfairly discriminatory.

Rule 1.3.0 – Applicability

Alternative Securities Market Rules shall apply to all Members and person associated with a Member.

Rule 1.4.0 – Effective Time

All Alternative Securities Market Rules shall be effective when approved by the Commission in accordance with the Act and the rules and regulations thereunder, except for those Rules that are effective upon filing with the Commission in accordance with the Act and the rules thereunder and except as otherwise specified by the Alternative Securities Market or provided elsewhere in these Rules.

Rule 1.5.0 – Definitions

Unless the context otherwise requires, for all purposes of these Alternative Securities Market Rules, terms used in Alternative Securities Market Rules shall have the meaning assigned in Article I of the Corporations' Bylaws or as set forth below:

a) *Act* – The term "Act" or "Exchange Act" shall mean the Securities Act of 1933, as amended.

b) *Adverse Action* – The term "Adverse Action" shall mean any action by the Alternative Securities Market which affects the rights of any Member, applicant for membership, or any person associated with a Member (including the denial of membership and the barring of any person from becoming associated with a Member) and any prohibition or limitation by the Alternative Securities Market imposed on any person with respect to access to services offered by the Alternative Securities Market, or a Member threof. This term does not include disciplinary actions for violations of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the Bylaws or Alternative Securities Market Rules or any interpretation thereof or resolution or order of the Board of Directors or appropriate Alternative Securities Market committee which has been filed with the Commission pursuant to Section 19(b) of the Act and has become effective thereunder.

c) After Hours Market – The term "After Hours Market" shall mean the time between 4:00:01 PM and 8:59:59 AM Eastern Time (New York) / 1:00PM and 6:00AM Pacific Standard Time (Los Angeles)

d) Alternative Securities Market, Inc. – The Owner and Operator of the Alternative Securities Market. The Alternative Securities Market, Inc. is a wholly owned subsidiary of the Alternative Securities Markets Group Corporation.

e) Alternative Securities Markets Group Corporation – The Alternative Securities Markets Group Corporation is a Multi-State Registered Investment Advisory Firm that specializes in Alternative Securities Investment Advisory services to institutional and private investors. It is the parent corporation of the Alternative Securities Market, LLC and the Alternative Securities Market, Inc.

f) Alternative Securities Market, LLC – The exclusive Broker-Dealer for the Alternative Securities Market. The Alternative Securities Market, LLC is a wholly owned subsidiary of the Alternative Securities Markets Group Corporation.

g) Ask – The term "Ask" is a written indication by an Issuer or a Holder of a security, of a willingness to sell a security of an Alternative Securities Market listed company, and the price at which the Issuer or the Holder is willing to sell the security for.

h) ASM Book – The term "ASM Book" shall mean the informational data of all stock sales (Primary and Secondary) on the Alternative Securities Market.

i) Auction Market – The term "Auction Market", also referred to as the "Secondary Market" of the Alternative Securities Market, is a market in which buyers enter competitive bids and sellers enter competitive offers simultaneously.

j) Bid – The term "Bid" is an indication by an Investor, a broker, or a dealer of a willingness to buy a security, and the price at which the Investor, Broker or Dealer is willing to buy the security for.

k) Board of Directors – The terms "Board" and "Board of Directors" shall man the Board of Directors of the Alternative Securities Market.

l) Broker – the term "Broker" shall have the same meaning as in Section 3(a)(4) of the Act.

m) Commission – The term "Commission" shall mean the Securities and Exchange Commission

n) Dealer – The term "Dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

o) Designated Self-Regulatory Organization - The term "Designated Self-Regulatory Organization" shall mean a self-regulatory organization, other than the Alternative Securities Market, designated by the Commission under Section 17(d) of the Act to enforce compliance by Members with Alternative Securities Market Rules.

p) "Entity" – The term "Entity" shall be any:
   a. Bank
   b. Insurance Company
   c. Registered Investment Company
   d. Business Development Company
   e. Small Business Investment Company
   f. State or SEC Registered Investment Advisor
   g. Registered Broker-Dealer

q) Exchange Act – The term "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

r) Holder – The owner of a security.

s) Issuer – The corporation or company that offers or proposes to offer its securities for sale on the Alternative Securities Market.

t) Listed Trading Security - The term "Listed Trading Security" is an Issuer's securities that are eligible and allowed to be traded on the Alternative Securities Market's Secondary Market.

u) Market – The term "Market" shall mean the Alternative Securities Market, Inc., either a exempt from registration securities exchange, or a nationally securities exchange.

v) Market Professional – The term "Market Professional" shall mean any of the following Securities Related Professionals. Market Professionals may be Advisors and/or Investing Entities.

   a. Bank - (*may be a Member*)
   b. Insurance Company - (*may be a Member*)
   c. Registered Investment Company - (*may be a Member*)
   d. Business Development Company - (*may be a Member*)
   e. Small Business Investment Company - (*may be a Member*)
   f. State or SEC Registered Investment Advisor - (*may be a Member*)
   g. Registered Broker-Dealer - (*may be a Member*)
   h. Transfer Agent - (*non-Member Only*)
   i. Clearing Company - (*non-Member Only*)

w) Member – The term "Member" shall mean any Person that has been approved by an Investment Coordinator of the Alternative Securities Market, who meets the qualifications as a "ASM Qualified Investor", "Accredited Investor" or "California Qualified Investor", and has been issued an "Alternative Securities Market Investor ID Number".

   a. <u>Accredited Investor</u> –

      i. United States:
         1. A natural person who has individual net worth, or joint net worth with the Person's spouse, that exceeds $1 Million USD at the time of the purchase, or has assets under management of $1 Million USD or above, excluding the value of their primary residence; or
         2. A natural person with income exceeding $200,000 USD in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current years; or
         3. A trust with assets in excess of $5 Million USD, not formed to acquire the securities offered, whose purchases a sophisticated person makes; or
         4. A bank, insurance company, registered investment company, business development company, or small business investment company; or
         5. An employee benefit plan, with the meaning of the Employee Retirement Income Securities Act, if a bank, insurance company, or registered investment advisor makes the investment decisions, or if the plan has total assets in excess of $5 Million USD; or
         6. A charitable organization, corporation, or partnership with assets exceeding $5 Million USD; or
         7. A directors, executive officer, or general partners of the company selling the securities; or
         8. A business in which all the equity owners are accredited investors.
      ii. <u>Canada</u>:
         1. A person under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a person registered solely as a limited

market dealer under one or both of the Securities Act (Ontario) or the Securities (Newfoundland or Labrador); or

2. An individual registered or formerly registered under the securities legislation of Canada as a representative of a person referred to in paragraph (a); or
3. An individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000 USD; or
4. An individual whose net income before taxes exceeds $200,000 USD in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 USD in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year; or
5. An individual who, either alone or with a spouse, has net assets of at least $5,000,000 USD; or
6. A person, other than an individual investment fund, that has net assets of at least $5,000,000 USD as shown on its most recently prepared financial statements; or
7. A trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be; or
8. An investment fund that distributes or has distributed its securities to (i) a person that is or was an accredited investor at the time of the distribution, (ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 of the "National Instrument (Canada)" 45 106 (Minimum amount investment) or 2.19 of the "National Instrument (Canada)" 45 106 (Additional investment in investment funds), or (iii) a person described in paragraph (i) or (ii) that acquires or acquired securities to in section 2.18 of the "National Instrument (Canada)" 45 106 (Investment fund reinvestment).
9. A person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an advisor or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction; or
10. A person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors (as defined in the "National Instrument (Canada)" 45 106); or
11. An investment fund that is advised by a person registered as an advisor or a person that is exempt from registration as an advisor.

iii. <u>Australia</u>

1. S708(8) of the Corporations Act 2001 (Australia) is found in Chapter 6D (Fundraising). It defines "sophisticated investor" so as to exclude them from certain disclosure requirements.
2. S708(8) of the Corporations Act 2001 (Australia) provides for an accountant to issue a certificate stating that an individual meets the criteria prescribed in the Corporations Regulations 2001 (Australia), namely net assets of at least $2.5 Million USD, or a gross income for each of the last two financial years of at least $250,000 USD.
3. Any Investor with a "Sophisticated Investor Certificate" issued by the Australian Securities and Investment Commission.

iv. <u>European Union</u>

1. European Investors meeting the term "accredited" must satisfy at least two of the following quantitative criteria in assessing the Investor's expertise, experience and knowledge.
    a. The Investor has carried out investment related transactions, in significant size (at least EUR 50,000), on a relevant securities market at an average frequency of ten transactions per quarter over the previous four quarters;
    b. The size of the Investor's financial instrument portfolio, defined as including cash deposits and financial instruments, exceeds EUR 500,000;
    c. The Investor works or has worked in the financial sector for at least one year in a professional position which requires knowledge of the transactions or services envisaged.

v. Israel
1. An investment trust or fund manager
2. A management company or Provident fund as defined in the Israeli fund law
3. An insurance company
4. A banking corporation and auxiliary corporation as defined in the Israeli Banking Law (Licensing), other than a joint services company
5. A registered (licensed) investment advisor
6. An exchange member
7. A underwriter qualified under Section 506(c) of the Israeli Securities Act
8. Corporation (except a corporation incorporated for the purpose of receiving investment advisory services, investment marketing or portfolio management) with equity of more than ILS50 Million.
9. A natural person that gave consent in writing to be considered eligible and that meets at least two of the criterion below:
    a. Owns a total value of cash, deposits, financial assets and securities as defined in Section 52 of the Israel Securities Act which exceeds ILS12 Million;
    b. Has expertise and skills in capital markets or was employed at least one year in a professional position that requires expertise in capital markets;
    c. Has made at least 30 transactions per quarter for the last four quarters. This does not include transactions made by the person's portfolio manager on a non-discretionary basis.
10. A corporation which is wholly owned by accredited investors based on the criteria above
11. A corporation incorporated abroad whose activities are similar to those of the corporation set out above

vi. Singapore
1. As defined in Section 4A(1)(a) of the Securities and Futures Act (SFSA), Chapter 2899.
    a. Net Personal assets exceeding SGD 2 Million (or equivalent in foreign currency); or
    b. Income in preceding 12 months of not less than SGD 300,000 (or equivalent in foreign currency); or
    c. A corporation with net assets exceeding $10 Million USD in value (or its equivalent in foreign currency) or such other amount as the Authority may prescribe, in place of the first amount, as determined by – (a) the most recent audited balance-sheet of the corporation; or (b) where the corporation is not required to prepare audited accounts regularly, a balance-sheet of the corporation certified by the corporation as

giving a true and fair view of the state of affairs of the corporation as of the date of the balance-sheet, which date shall be within the preceding 12 months;

d. The trustee of such trust as the Authority may prescribe, when acting in that capacity; or

e. Such other person as the Authority may prescribe.

b. ASM Qualified Investor – As defined by the Alternative Securities Market to be "an Individual who is, Individuals who are, or a corporation, company or fund comprised of sophisticated investors, each capable of protecting themselves in making any investment decisions."

c. California Qualified Investor –

i. Any resident of the State of California whose individual net worth is no less than $250,000 USD and had, during the immediately preceding tax year, gross income of $100,000 USD, and reasonably expects gross income in excess of $100,000 USD during the current tax year;

ii. Any natural resident of the State of California who has a net worth of $500,000 USD. "Net Worth" for a California Qualified Investor shall be determined exclusive of home, home furnishings and automobiles. Other assets included in the computation of net worth may be valued at Fair Market Value.

d. **NOTE**: A Market Professional may also be considered a Member in the event the Market Professional meets the criteria of "Member" as detailed above.

x) Primary Market – Is a Market where Issuers sell securities of its Corporation or Company to Investors, and where the proceeds of the Offering go to the issuing corporation. The Issuers on the Primary Market are seeking to increase its capitalization either by selling shares of stock, or by selling notes or bonds to Investors.

y) Qualified Clearing Agency – The term "Qualified Clearing Agency" means a clearing agency registered with the Commission pursuant to Section 17A of the Act that is deemed qualified by the Alternative Securities Market.

z) Registered Broker Dealer – The term "Registered Broker – Dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

aa) Regular Market Hours – The term "Regular Market Hours" means the time between 9:00:00 AM and 4:00:00 PM Eastern Standard Time (New York) / 6:00:00 AM and 1:00:00 PM Pacific Standard Time (Los Angeles)

bb) Secondary Market – The term "Secondary Market" of the Alternative Securities Market where securities are bought and sold between Investors after their initial sale to Investors on the Alternative Securities Market's Primary Market.

cc) Statutory Disqualification – The term "Statutory Disqualification" shall mean any statutory disqualification as defined in Section 3(a)(39) of the Act.

dd) System – The term "System" shall mean the electronic communications and trading facility designated by the Board of Directors through which securities orders of Members and Issuers are consolidated for ranking, execution and, when applicable, routing away.

ee) Unlisted Trading Security – The term "Unlisted Trading Security" is an issuer's securities that are no longer allowed to be traded on the Alternative Securities Market's Secondary Market as the

Issuer is deficient of its listing and trading agreement with the Alternative Securities Market, has moved to an Over-the-Counter Securities Market or Regulated Securities Exchange, or has delisted from the Alternative Securities Market.

CHAPTER II
MEMBERS OF THE ALTERNATIVE SECURITIES MARKET

Rule 2.1.0 – Rights, Privileges and Duties of Alternative Securities Market Members

Unless otherwise stated in the Alternative Securities Market Rules each Member of the Alternative Securities Market shall have the same rights, privileges and duties of any other Member of the Alternative Securities Market.

Rule 2.2.0 – Obligations of the Members of the Alternative Securities Market

In addition to all other obligations imposed by the Alternative Securities Market in this Alternative Securities Market Rules, all Members of the Alternative Securities Market, as a condition of effecting approved securities transactions on the Alternative Securities Market's trading facilities, shall agree to be regulated by the Alternative Securities Market and shall recognize that the Alternative Securities Market is obligated to undertake to enforce compliance with the provisions of the Alternative Securities Market Rules, its Corporate Bylaws, its interpretations and policies and with the provisions of the Act, the Exchange Act, and regulations thereunder, and that, subject to orders and rules of the Commission, the Alternative Securities Market is required to discipline Members and persons associated with Members for violations of the provisions of the Alternative Securities Market Rules, its Corporate Bylaws, its interpretations and policies and the Act, the Exchange Act, and regulations thereunder, by expulsion, suspension, limitation of activities, functions, and operations, fines, censure, being suspended or barred from being associated with a Member, or any other fitting sanction.

Rule 2.3.0 – Eligibility to be a Member of the Alternative Securities Market

Except as herein after provided, any Member:

a. Accredited Investor –

   i. United States:

      1. A natural person who has individual net worth, or joint net worth with the Person's spouse, that exceeds $1 Million USD at the time of the purchase, or has assets under management of $1 Million USD or above, excluding the value of their primary residence; or
      2. A natural person with income exceeding $200,000 USD in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current years; or
      3. A trust with assets in excess of $5 Million USD, not formed to acquire the securities offered, whose purchases a sophisticated person makes; or
      4. A bank, insurance company, registered investment company, business development company, or small business investment company; or
      5. An employee benefit plan, with the meaning of the Employee Retirement Income Securities Act, if a bank, insurance company, or registered investment advisor makes the investment decisions, or if the plan has total assets in excess of $5 Million USD; or

6. A charitable organization, corporation, or partnership with assets exceeding $5 Million USD; or
7. A directors, executive officer, or general partners of the company selling the securities; or
8. A business in which all the equity owners are accredited investors.

ii. Canada:

1. A person under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities (Newfoundland or Labrador); or
2. An individual registered or formerly registered under the securities legislation of Canada as a representative of a person referred to in paragraph (a); or
3. An individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000 USD; or
4. An individual whose net income before taxes exceeds $200,000 USD in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 USD in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year; or
5. An individual who, either alone or with a spouse, has net assets of at least $5,000,000 USD; or
6. A person, other than an individual investment fund, that has net assets of at least $5,000,000 USD as shown on its most recently prepared financial statements; or
7. A trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be; or
8. An investment fund that distributes or has distributed its securities to (i) a person that is or was an accredited investor at the time of the distribution, (ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 of the "National Instrument (Canada)" 45 106 (Minimum amount investment) or 2.19 of the "National Instrument (Canada)" 45 106 (Additional investment in investment funds), or (iii) a person described in paragraph (i) or (ii) that acquires or acquired securities to in section 2.18 of the "National Instrument (Canada)" 45 106 (Investment fund reinvestment).
9. A person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an advisor or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction; or
10. A person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors (as defined in the "National Instrument (Canada)" 45 106); or
11. An investment fund that is advised by a person registered as an advisor or a person that is exempt from registration as an advisor.

iii. Australia

1. S708(8) of the Corporations Act 2001 (Australia) is found in Chapter 6D (Fundraising). It defines "sophisticated investor" so as to exclude them from certain disclosure requirements.

2. S708(8) of the Corporations Act 2001 (Australia) provides for an accountant to issue a certificate stating that an individual meets the criteria prescribed in the Corporations Regulations 2001 (Australia), namely net assets of at least $2.5 Million USD, or a gross income for each of the last two financial years of at least $250,000 USD.
3. Any Investor with a "Sophisticated Investor Certificate" issued by the Australian Securities and Investment Commission.

iv. European Union

1. European Investors meeting the term "accredited" must satisfy at least two of the following quantitative criteria in assessing the Investor's expertise, experience and knowledge.
    a. The Investor has carried out investment related transactions, in significant size (at least EUR 50,000), on a relevant securities market at an average frequency of ten transactions per quarter over the previous four quarters;
    b. The size of the Investor's financial instrument portfolio, defined as including cash deposits and financial instruments, exceeds EUR 500,000;
    c. The Investor works or has worked in the financial sector for at least one year in a professional position which requires knowledge of the transactions or services envisaged.

v. Israel

1. An investment trust or fund manager
2. A management company or Provident fund as defined in the Israeli fund law
3. An insurance company
4. A banking corporation and auxiliary corporation as defined in the Israeli Banking Law (Licensing), other than a joint services company
5. A registered (licensed) investment advisor
6. An exchange member
7. A underwriter qualified under Section 506(c) of the Israeli Securities Act
8. Corporation (except a corporation incorporated for the purpose of receiving investment advisory services, investment marketing or portfolio management) with equity of more than ILS50 Million.
9. A natural person that gave consent in writing to be considered eligible and that meets at least two of the criterion below:
    a. Owns a total value of cash, deposits, financial assets and securities as defined in Section 52 of the Israel Securities Act which exceeds ILS12 Million;
    b. Has expertise and skills in capital markets or was employed at least one year in a professional position that requires expertise in capital markets;
    c. Has made at least 30 transactions per quarter for the last four quarters. This does not include transactions made by the person's portfolio manager on a non-discretionary basis.
10. A corporation which is wholly owned by accredited investors based on the criteria above
11. A corporation incorporated abroad whose activities are similar to those of the corporation set out above

vi. Singapore

1. As defined in Section 4A(1)(a) of the Securities and Futures Act (SFSA), Chapter 2899.
    a. Net Personal assets exceeding SGD 2 Million (or equivalent in foreign currency); or

b. Income in preceding 12 months of not less than SGD 300,000 (or equivalent in foreign currency); or
c. A corporation with net assets exceeding $10 Million USD in value (or its equivalent in foreign currency) or such other amount as the Authority may prescribe, in place of the first amount, as determined by – (a) the most recent audited balance-sheet of the corporation; or (b) where the corporation is not required to prepare audited accounts regularly, a balance-sheet of the corporation certified by the corporation as giving a true and fair view of the state of affairs of the corporation as of the date of the balance-sheet, which date shall be within the preceding 12 months;
d. The trustee of such trust as the Authority may prescribe, when acting in that capacity; or
e. Such other person as the Authority may prescribe.

b. ASM Qualified Investor – As defined by the Alternative Securities Market to be "an Individual who is, Individuals who are, or a corporation, company or fund comprised of sophisticated investors, each capable of protecting themselves in making any investment decisions."

c. California Qualified Investor –
    i. Any resident of the State of California whose individual net worth is no less than $250,000 USD and had, during the immediately preceding tax year, gross income of $100,000 USD, and reasonably expects gross income in excess of $100,000 USD during the current tax year;

    ii. Any natural resident of the State of California who has a net worth of $500,000 USD. "Net Worth" for a California Qualified Investor shall be determined exclusive of home, home furnishings and automobiles. Other assets included in the computation of net worth may be valued at Fair Market Value.

d. **NOTE**: A Market Professional may also be considered a Member in the event the Market Professional meets the criteria of "Member" as detailed above.

No person or entity shall be admitted as, or be entitled to continue as a Member unless such person or entity meets the standards of financial competence and experience as the Alternative Securities Market may prescribe. Each Alternative Securities Market Investment Coordinator shall have the responsibility and duty to ascertain by investigation the good character, personal or business repute, qualifications, investment experience and financial competence of any person or entity applying for registration as a Member with the Alternative Securities Market.

Rule 2.4.0 - Restriction

No person, or Entity, may become a Member, or continue as a Member, in any capacity on the Alternative Securities Market where:

- Such person does not, or no longer meets the eligibility requirements stated in Rule 2.3.0; or
- Such person is subject to a statutory disqualification; or
- Any Registered Entity that becomes unregistered, or has its Registration become suspended, revoked, terminated, disqualified, surrendered, vacated, abandoned, or dissolved; or
- Any person or entity that fails to demonstrate to the Alternative Securities Market adequate

financial or investment capability, capacity, integrity and security necessary to conduct business on the Alternative Securities Market; or

- Any person or entity that is subject to any unsatisfied liens, judgments or unsubordinated credit claims of a material nature, which, in the absence of a reasonable explanation therefor, remain outstanding for more than six months; or
- Any person or entity that has been subject to any bankruptcy proceedings, receivership or arrangement for the benefit of creditors within the past three years; or
- Any person or entity in an established pattern of failure to pay just debts or has defaulted, without a reasonable explanation, on any obligation, and has been left unsatisfied for more than six months; or
- No person or entity shall be admitted as a Member of the Alternative Securities Market if it is determined by the Investment Coordinator of the Alternative Securities Market that the person or entity has engaged, and there is a reasonable likelihood that such person again may engage, in acts or practices inconsistent with just and equitable principles of investing or trading on the Alternative Securities Market.

No person or entity shall be admitted as a Member of the Alternative Securities Market unless such person or entity unless:

- Each person has completed the appropriate investor suitability questionnaire and supplied copies of the appropriate documents as required; or
- Each entity has completed the appropriate institutional suitability questionnaire and supplied copies of the appropriate documents as required.
- Each person or entity must agree to the Alternative Securities Market's examination of such person's or entity's books and records as required by the Alternative Securities Market, and to agree to allow the Alternative Securities Market to verify the accuracy of any information so supplied; and
- Each person or entity must agree to be regulated by the Alternative Securities Market and to recognize that the Alternative Securities Market is obligated to undertake to enforce compliance with the provisions of the Alternative Securities Market Rules, the Corporation Bylaws, the interpretations and policies of the Alternative Securities Market and the provisions of the Act and the regulations thereunder.

Rule 2.5.0 – Investment and Financial Proficiency & Professional Examinations

1. The Alternative Securities Market requires each Person or Entity to meet the requirements of "Accredited Investor", "Qualified Investor" or "California Qualified Investor" as detailed in Rule 2.3.0. This Investor Classification is determined by each applying Member to complete an "Investor Suitability Questionnaire" and supplying the required documents as detailed in Rule 2.4.0.
2. The Alternative Securities Market does not require the successful completion of any written proficiency examinations for any Persons or Entities.
3. The Alternative Securities Market does not require any continuing education courses be attended or completed by any Person or Entity.

Rule 2.6.0 – Procedures for Applying for Membership to the Alternative Securities Market

- Application

  - *Where to file*: A Person or Entity seeking admission to the Alternative Securities Market must complete the appropriate Investor Suitability Questionnaire as found at , or as requested by sending an email to requesting an "*Investor Suitability Questionnaire*" document be emailed or mailed by U.S. Mail to the requestor, or by calling (310) 597-4594 and requesting an "*Investor Suitability Questionnaire*" be emailed or mailed by U.S. Mail to the requestor.

    The Person or Entity seeking admission to the Alternative Securities Market must complete the appropriate "*Investor Suitability Questionnaire*" and return the completed "*Investor Suitability Questionnaire*" and all required documents to the "*Investor Coordinator Division*" of the Alternative Securities Market.

    <u>*Online:*</u>
    at:

    <u>*By Email:*</u>

    <u>*By Fax:*</u>
    (213) 596-0492

    <u>*By Mail:*</u>
    Alternative Securities Market, Inc.
    Attn: Investment Coordinators
    4050 Glencoe Avenue
    Marina Del Rey, California 90292

  - *Decision:* After considering an application by an Investor for Membership, the Alternative Securities Market shall issue a written decision within two business days of receiving a completed "*Investor Suitability Questionnaire*", setting forth its findings and conclusions.

    <u>*Types of Conclusions*</u>:

    - "*Accredited Investor*" – Able to invest in all Securities offered to Investors on the Primary & Secondary Market. (*State Availability Restrictions may apply*).

    - "*ASM Qualified Investor*" – Able to invest in all Securities open to "ASM Qualified Investors". (*State Availability Restrictions may apply*).

    - "*California Qualified Investor*" – Able to invest in Securities that are issued only to residents of the State of California pursuant to California Intra-State Exemption 1001.

    - "*Application Incomplete*" – The Applicant will not be granted Membership or Access to the Alternative Securities Market, and the Application review is suspended until the time that the application is completed or the required documents are fully submitted to the Alternative Securities Market for review and consideration.

    - "*Application Denied*" – Upon review and consideration by the Alternative Securities Market Investment Coordinator, the Coordinator determines that the Applicant does not meet the standards required for "Accredited Investor", "ASM Qualified Investor" or "*California Qualified Investor*".

- *Appeal*: Decisions by the Investment Coordinator may be appealed to the Board of Directors of the Alternative Securities Market for consideration. Requests for Appeals are required to be in writing, and submitted to the Alternative Securities Market Board of Directors by:

  <u>*By Email:*</u>

  <u>*By Fax:*</u>
  (213) 596-0492

  <u>*By Mail:*</u>
  Alternative Securities Market, Inc.
  Attn: Appeals
  4050 Glencoe Avenue
  Marina Del Rey, California 90292

  Appeals submitted to the Board of Directors will be reviewed by all members of the Alternative Securities Market Board of Directors, and a written decision will be issued within 30 days of receipt of the request for Appeal.

Rule 2.7.0 – Revocation of Alternative Securities Market Membership of a Member

Members may invest in approved securities transactions on the Alternative Securities Market's - Primary Market and Secondary Market per the Member's Investor classification *("Accredited Investor" or "ASM Qualified Investor" or "California Qualified Investor")*. Except where determined by the Commission or a Designated Self-Regulatory Organization, the Alternative Securities Market shall assume the responsibility to monitor the continued qualifications of a Member on an annual basis. The Alternative Securities Market reserves the right to suspend or revoke an Member's Membership to the Alternative Securities Market at any time the Alternative Securities Market has reason to believe that the Member fails to meet the qualifications of Membership of the Alternative Securities. In connection with any suspension or revocation of rights as a Member, or the voluntary termination of rights as a Member pursuant to Rule 2.8 below, the Member's Membership in the Alternative Securities Market shall be cancelled.

Rule 2.8.0 – Voluntary Termination of Rights as a Member

A Member of the Alternative Securities Market may voluntarily terminate its rights as a Member only by a written resignation addressed to the Alternative Securities Market's Secretary.

<u>*By Email:*</u>

<u>*By Fax:*</u>
(213) 596-0492

<u>*By Mail:*</u>
Alternative Securities Market, Inc.
Attn: Investment Coordinators
4050 Glencoe Avenue
Marina Del Rey, California 90292

Such resignation shall not take effect until 30 days after all of the following considerations have been satisfied: (i) receipt of such written resignation; (ii) all indebtedness due the Alternative Securities Market (Alternative Securities Market, Inc), Alternative Securities Market, LLC or Alternative Securities Markets Group Corporation; (iii) any Alternative Securities Market investigation or disciplinary action brought

against the Member has reached a final disposition; and (iv) any examination of such Member in process is completed and all exceptions noted have been reasonably resolved; provided, ***however, that the Board of Directors may declare a resignation effective at any time.***

Rule 2.9.0 – Dues and Assessments paid by Members

The Alternative Securities Market charges no Members any Dues or Assessments.

CHAPTER III
ISSUERS OF THE ALTERNATIVE SECURITIES MARKET

Rule 3.1.0 – Rights, Privileges and Duties of Alternative Securities Market Listed Issuers

Unless otherwise stated in the Alternative Securities Market Rules, each Listed Issuer of the Alternative Securities Market shall have the same rights, privileges and duties of any other Issuer of the Alternative Securities Market.

Rule 3.2.0 – Securities Eligible to be issued by Listed Issuers on the Alternative Securities market

- Regulation A: (*Primary Securities Class of the Alternative Securities Market*)
  - Issued Securities are open to investment All Investors
    - Accredited Investors
    - ASM Qualified Investors
    - California Qualified Investors
  - No maximum number of non-accredited Investors
  - Only U.S. and Canadian Issuers
  - General Solicitation allowed
  - All of the securities sold in the Regulation A Offering are freely-tradable securities.
  - The current exemption allows eligible issuers the right to claim the exemption and raise up to $5 Million in securities in any 12 month period. Under the Jobs Act of 2012, the right to claim the exemption and raise up to $50 Million in securities in any 12 month period is currently pending enactment by the Securities and Exchange Commission.
  - The exemption is not available to entities that:
    - Have one or more class of securities registered under Section 12 of the 1934 Act or which file reports pursuant to Section 15(d) of the 1934 Act;
    - Are not U.S. or Canadian domiciled issuers;
    - Are investment companies;
    - Are blank check companies;
    - Are blind pools or shell companies, or involved in fractional oil / gas interests;
    - Any company where an officer, director, or 10% or more of the stockholders are a "bad boy" under Rule 262 of the 1933 Act or where any such person at a broker-dealer that sells the offering is such a person.
  - An Offering under the current Regulation A can be undertaken using any one of three alternative disclosure formats, but, in each instance and at a minimum, Regulation A requires that the Issuer include financial statements that are reviewed, and if the Issuer has audited financial statements, these must be used and the same must conform to the requirement of Article 2 of Regulation S-X of the 1934 Act.
  - An Offering under current Regulation A requires that the issuer file the Regulation A Offering Circular with the Securities and Exchange Commission and with the State Securities Commission in each State where the Offering is to take place.

- Regulation D / Rule 504: (*Allowed only if not eligible for Regulation A*)
  - For Offerings up to $1,000,000 USD, and do not qualify for Regulation A. If determined by the Alternative Securities Market that the Issuer is eligible for Regulation A, the Issuer will not be allowed to proceed with a Regulation D / 504 Offering on the Alternative Securities Market.
  - Open to only Accredited Investors (no non-accredited Investors)
  - General solicitation allowed
  - U.S., Canadian and International Issuers
  - All of the securities sold in the Regulation D / Rule 504 Offering are freely-tradable securities.
  - The exemption is not available to entities that:

    - Are blank check companies;
    - Are subject to the Exchange Act of 1934
  - ➢ Must comply with Blue Sky Registration Requirements

- Regulation D / Rule 506: (*Allowed only if not eligible for Regulation A*)
  - ➢ For Offerings of $5,000,001 USD to an unlimited maximum.
  - ➢ For Offerings up to $1,000,001 to $5,000,000 USD, that do not qualify for Regulation A. If determined by the Alternative Securities Market that the Issuer is eligible for Regulation A, the Issuer will not be allowed to proceed with a Regulation D / 506 Offering on the Alternative Securities Market.
  - ➢ Open to only Accredited Investors (no non-accredited Investors)
  - ➢ General solicitation allowed
  - ➢ U.S., Canadian and International Issuers
  - ➢ All of the securities sold in the Regulation D / Rule 504 Offering are restricted from trade for six to twelve months.
  - ➢ The exemption is not available to entities that:
    - Are blank check companies;
    - Are subject to the Exchange Act of 1934
  - ➢ Must comply with Blue Sky Registration Requirements

- California Intra-State Exempt Offering / Rule 1001: (*Allowed only if not eligible for Regulation A, and the Company meets the "80/80/80 test below"*)
  - ➢ SEC Rule 1001 provides an exemption from the registration requirements of the Securities Act for offers and sales of securities in amounts of up to $5 Million USD that satisfy the conditions of Section 25102(n) of the California Corporation Code.
  - ➢ Open to California Qualified Investors and California Accredited Investors ONLY
  - ➢ Limited General Solicitation
  - ➢ U.S. Companies that have substantial operations in the State of California (*"80/80/80 test"*)
    - 80% of the Issuer's gross revenue must be derived from operations with the State of California
    - 80% of the proceeds of the Offering must be used for business purposes within the State of California
    - At least 80% of the Issuer's assets must be located within the State of California.
  - ➢ Securities issued under this exemption can be resold by registration or an applicable exemption from SEC registration.

Rule 3.3.0 - Procedures for Applying for Listing and Trade on the Alternative Securities Market

- Application

  - ➢ *Where to file*: A Company seeking Issuer Admission to the Alternative Securities Market must complete the Alternative Securities Market Listing Application & Agreement as found at , or as requested by sending an email to requesting an "*Alternative Securities Market Listing Application & Agreement*" document be emailed or mailed by U.S. Mail to the requestor, or by calling (310) 597-4594 and requesting an "*Alternative Securities Market Listing Application & Agreement*" be emailed or mailed by U.S. Mail to the requestor.

    The Company seeking Listed Issuer Admission to the Alternative Securities Market must complete the appropriate "*Alternative Securities Market Listing Application & Agreement*" and return the completed "*Alternative Securities Market Listing Application and Agreement*" and all required documents to the "*Market Coordinator Division*" of the Alternative Securities Market.

By Email:

By Fax:
(213) 596-0492

By Mail:
Alternative Securities Market, Inc.
Attn: Market Coordinator
4050 Glencoe Avenue
Marina Del Rey, California 90292

- *Decision:* After considering an application by an Issuer for Listing on the Alternative Securities Market, the Alternative Securities Market shall issue a written decision within ten business days of receiving a completed "*Alternative Securities Market Listing Application & Agreement*", setting forth its findings and conclusions.

  Types of Conclusions:

  - "*Admitted for Listing and Trade pending qualification*" (*for Regulation A Only*) – Able to issue securities on the Alternative Securities Market through the Exclusive Alternative Securities Market Broker Dealer (*Alternative Securities Market, LLC*) only after SEC Qualification and NASAA State Registration per the "*NASAA Coordinated Review and Registration*". Securities are eligible to be purchased by an unlimited number of Accredited and Non-Accredited Investors in the States in which the Securities are registered for sale.

  - "*Admitted for Listing and Trade pending SEC Registration*" (*for Regulation D Only*) – Able to issue securities on the Alternative Securities Market through the Alternative Securities Market exclusive Broker-Dealer (*Alternative Securities Market, LLC*) only *after* SEC Filing of a Form D and Blue Sky Registration in each State for which Securities will be offered to Accredited Investors. Securities are eligible to be purchased ONLY by Accredited Investors in the States in which the Securities are registered for sale.

  - "*Admitted for Listing and Trade pending California Registration*" (*for California 1001 Intra-State Offerings Only*) – Able to issue securities on the Alternative Securities Market through the Alternative Securities Market exclusive Broker-Dealer (*Alternative Securities Market, LLC*) only *after* California Filing of California Intra-State Exempt Securities Notices and Registrations. Securities are eligible to be purchased ONLY by California Residents who meet the definition of "*California Qualified Investor*". Investors from other States are not allowed under any circumstances.

  - "*Application Incomplete*" – The Listing Applicant will not be approved or denied as additional information is required for the Market Coordinators to make a decision for listing and trade.

  - "*Application Denied*" – Upon review and consideration by the Alternative Securities Market, the Market Coordinator has determined that the Applicant does not meet the standards required for listing and trade on the Alternative Securities Market.

- *Appeal*: Decisions by the Market Coordinators may be appealed to the Alternative Securities Market Board of Directors for re-consideration. Requests for Appeals are required to be in writing, and submitted to the Alternative Securities Market Board of Directors by:

<u>By Email:</u>

<u>By Fax:</u>
(213) 596-0492

<u>By Mail:</u>
Alternative Securities Market, Inc.
Attn: Appeals
4050 Glencoe Avenue
Marina Del Rey, California 90292

Appeals submitted to the Board of Directors will be reviewed by all members of the Board of Directors, and a decision will be issued within 60 days of receipt of the request for re-consideration.

Rule 3.4.0 – Four Tiers of the Alternative Securities Market

Upon an Issuer being admitted for Listing and Trade on the Alternative Securities Market, the Alternative Securities Market will assign the Issuer to one of the four Alternative Securities Market's "*Four Tiers*":

1) <u>ASM Venture Market (Tier I):</u>
   a. U.S. and Canadian Companies Only
   b. Securities are issued pursuant to Regulation A, and Regulation D & CA1001 (*Regulation D and CA1001 Offerings must not be eligible for Regulation A*)
   c. Regulation A Offerings: Open to Accredited and ASM Qualified Investors
   d. Regulation D Offerings: Limited to only Accredited Investors
   e. CA1001 Offerings: Limited only to California Qualified Investors
   f. Minimum Initial Public Offering: $100,000
   g. Maximum Initial Public Offering: $1,000,000
   h. Equity, Debt & Convertible Securities

2) <u>ASM Maine Market (Tier II):</u>
   a. U.S. and Canadian Companies Only
   b. Securities are issued pursuant to Regulation A, and Regulation D & CA1001 (*Regulation D and CA1001 Offerings must not be eligible for Regulation A*)
   c. Regulation A Offerings: Open to Accredited and ASM Qualified Investors
   d. Regulation D Offerings: Limited to only Accredited Investors
   e. CA1001 Offerings: Limited only to California Qualified Investors
   f. Minimum Initial Public Offering: $1,000,001
   g. Maximum Initial Public Offering: $5,000,000
   h. Equity, Debt & Convertible Securities

3) <u>ASM Global Private Market (Tier III):</u>
   a. U.S., Canadian and International Companies
   b. Securities are issued pursuant to Regulation D
   c. Regulation D Offerings: Limited to only Accredited Investors
   d. Minimum Initial Public Offering: $5,000,001
   e. Maximum Initial Public Offering: Unlimited
   f. Equity, Debt & Convertible Securities

4) <u>ASM Pooled Funds Market (Tier IV):</u>
   a. U.S., Canadian and International Companies
   b. Private Pooled Investment Funds ONLY (*Real Estate Funds, Private Equity Funds, Hedge Funds, etc*)

c. Securities are issued pursuant to Regulation D
d. Regulation D Offerings: Limited to only Accredited Investors
e. Minimum Initial Public Offering: $5,000,001
f. Maximum Initial Public Offering: Unlimited
g. Equity, Debt & Convertible Securities

Rule 3.6.0 – Market Segments of the Alternative Securities Market

Upon an Issuer being assigned a "Market Tier" for Listing and Trade on the Alternative Securities Market, the Alternative Securities Market will also assign the Issuer to one of the Nineteen Alternative Securities Market "Market Segments". Companies are placed into a "Market Segment" depending on the Industry in which they operate. Companies can only be listed in one Market Segment, regardless of the number if Industries the Company operates in.

1) Alternative Securities Markets Group Aviation & Aerospace Market
2) Alternative Securities Markets Group Biofuels Market
3) Alternative Securities Markets Group California Water Rights Market
4) Alternative Securities Markets Group Commercial Mortgage Clearinghouse
5) Alternative Securities Markets Group Energy Market
6) Alternative Securities Markets Group Entertainment & Media Market
7) Alternative Securities Markets Group Fashion & Textiles Market
8) Alternative Securities Markets Group Financial Services Market
9) Alternative Securities Markets Group Food and Beverage Market
10) Alternative Securities Markets Group Hotel & Hospitality Market
11) Alternative Securities Markets Group Life Settlement Market
12) Alternative Securities Markets Group Medical Device & Pharmaceuticals Market
13) Alternative Securities Markets Group Mining & Mineral Rights Market
14) Alternative Securities Markets Group Oil & Natural Gas Market
15) Alternative Securities Markets Group Residential Mortgage Clearinghouse
16) Alternative Securities Markets Group Restaurant and Nightclub Market
17) Alternative Securities Markets Group Retail and E-Commerce Market
18) Alternative Securities Markets Group Technologies Market
19) Alternative Securities Markets Group Uncategorized Market *(for listings that do not fit into one of the above listed Market Segments)*.

All Market Segments of the Alternative Securities Market are part of the Alternative Securities Market, and are wholly owned and operated by Alternative Securities Market, Inc.

Each of the above Market Segments, except for the "*Alternative Securities Markets Group Uncategorized Market*", has a Closed-end Private Equity Investment Fund associated with it. These funds act much like an Index Fund. These Funds are targeted for the Members of the Alternative Securities Market who wish to participate in Alternative Securities Market Investments, but choose to passively invest in an "*Index*" style of a Fund that is Industry Specific, in order to replicate the performance of the particular market segment.

<u>Features:</u>

Ownership:

- 95% Investors that are not management of the Alternative Securities Market Group Corporation, Alternative Securities Market, Inc., Alternative Securities Market, LLC or a Managing Member of any Company listed on the Market Segment.
- 05% Alternative Securities Markets Group Corporation (*Initial Fund Manager*)

Board of Directors:

- Initial three seats, Bylaws allow for up to seven seats. Additional seats require 66 1/3 approval of Common Stock Holders

- Each Board Seat is for three years, with two of the initial three Board Seat holders being subject to early shareholder vote:
    - Seat One: Up for election within 6 months of Fund making first investment.
    - Seat Two: Up for election at the second annual meeting of Shareholders
    - Seat Three: Up for election at the third annual meeting of Shareholders
    - Seat One: Will be up for second election at the fourth annual meeting of Shareholders.
    - Etc.

Investments:

- All Shareholders hold Common Stock with the Same Rights and Privileges as the other Shareholders.
- One Vote per Share of Common Stock on all matters presented to the Shareholders for vote.
- Fund Manager invests the Fund's monies into Market Segment Companies per direction from the Fund's Board of Directors.
- Board of Directors meet quarterly to determine Fund Investments for the quarter, review financial statements for the Fund and Listed Companies in the Market Segment, determine any Dividend Payments to Shareholders, and address any other Business submitted to the Board of Directors for Review.
- Fund Manager & Board of Directors Compensation:
    - Total of 1.00% of Funds under Management (*based on an annual figure. Board Members are paid yearly on the date of the Annual Stockholders Meeting, Fund Manager is paid quarterly*):
        - Board Member One: .20%
        - Board Member Two: .20%
        - Board Member Three: .20%
        - Fund Investment Manager: .40%
- Fund Common Stock is able to be resold after any restrictive periods, or restrictive legends have been removed, on the Alternative Securities Market's Secondary Market.

Example:

- ➢ Alternative Securities Market Group Aviation & Aerospace Market has 50 companies listed for Trade.
- ➢ Investors seeking great diversification in Alternative Securities Investments in the Aviation & Aerospace Market may choose to invest in multiple companies listed on the Aviation & Aerospace Market Segment, or may choose to simply make a single investment in the "*Aviation & Aerospace Market Fund, Inc*", and that investment will be distributed by the Fund Manager into companies listed on the Aviation & Aerospace Market, as directed by the Fund's Board of Directors.

Rule 3.5.0 – Investor Reporting Requirements for continued Listing and Trade on the Alternative Securities Market

In contrast to securities listed on U.S. Stock Exchanges, securities on the Alternative Securities Market may trade without being registered with the United States Securities & Exchange Commission (*much like the "over-the-counter securities markets"*).

In order to help Market Members analyze, value and invest on the Alternative Securities Market, the Alternative Securities Market has developed THREE MANDATORY INVESTOR REPORTING REQUIREMENT CATAGORIES for Listed Issuers of the Alternative Securities Market. On each Alternative Securities Market Listed Issuer's Company Page, any Member or Market Professional will see whether the Company is:

- Full Investor Reporting
- Limited Investor Reporting
- Non-Investor Reporting (*Only companies listed on the Alternative Securities Markets Group Commercial Mortgage Clearinghouse, Alternative Securities Markets Group Residential Mortgage Clearinghouse and the Alternative Securities Markets Group Life Settlement Market, and are issuing only "asset backed / secured debt notes" are allowed to be "non-Investor reporting"*). ***There are no exceptions to this rule.***

Three Alternative Securities Market Mandatory Investor Reporting Requirement Categories:

1) <u>Full Investor Reporting</u>:

   a. Quarterly Un-audited Financial Statements to be emailed to within 30 days of the close of each business quarter. Company un-audited financial statements shall be privately distributed to all company investors (*not for public view or distribution*). All un-audited financial statements will be signed as "true and accurate" by the Chief Executive Officer and/or the Chief Financial Officer.

   b. Annual Audited Financial Statement to be emailed to within 60 days of the close of each business fiscal year. Company audited financial statements shall be privately distributed to all company investors (*no for public view or distribution*).

   c. Corporate Actions: Certain corporate actions must be disclosed to all Investors no less than TEN calendar days prior to record date. All Corporate Actions will be published on the Company's Page on the Alternative Securities Market ( ):

      i. All Dividends
      ii. Stock Splits
      iii. New Stock Issues
      iv. Reverse Splits
      v. Name Changes
      vi. Mergers
      vii. Acquisitions
      viii. Dissolutions
      ix. Bankruptcies
      x. Liquidations

2) <u>Limited Investor Reporting</u>:

   a. Quarterly Un-audited Financial Statements to be emailed to within 30 days of the close of each business quarter. Company un-audited financial statements shall be privately distributed to all company investors (*not for public view or distribution*). All un-audited financial statements will be signed as "true and accurate" by the Chief Executive Officer and/or the Chief Financial Officer.

   b. Corporate Actions: Certain corporate actions must be disclosed to all Investors no less than TEN calendar days prior to record date. All Corporate Actions will be published on the Company's Page on the Alternative Securities Market ( ):

      i. All Dividends

ii. Stock Splits
iii. New Stock Issues
iv. Reverse Splits
v. Name Changes
vi. Mergers
vii. Acquisitions
viii. Dissolutions
ix. Bankruptcies
x. Liquidations

3) Non-Investor Reporting: *(limited to Alternative Securities Market Residential Real Estate Clearinghouse, Alternative Securities Market Commercial Mortgage Clearinghouse and Alternative Securities Market Life Settlement Market transactions where securities are issued as "asset backed / secured debt note" transactions).*

a. Corporate Actions: Certain corporate actions must be disclosed to all Investors no less than TEN calendar days prior to record date. All Corporate Actions will be published on the Company's Page on the Alternative Securities Market ( ):

i. All Dividends
ii. Stock Splits
iii. New Stock Issues
iv. Reverse Splits
v. Name Changes
vi. Mergers
vii. Acquisitions
viii. Dissolutions
ix. Bankruptcies
x. Liquidations

Rule 3.6.0 – Revocation of Alternative Securities Market Listed Issuer from any New Issue or for Resales of Previously Issued Securities on the Alternative Securities Market's Secondary Market.

Approved Listed Issuers may issue qualified or exempt securities in approved securities transactions on the Alternative Securities Market's Primary Market. Except where determined by the Commission or a Designated Self-Regulatory Organization, the Alternative Securities Market shall assume the responsibility to monitor the continued qualifications of the securities issued and sold by an issuer on a daily basis. The Alternative Securities Market reserves the right to suspend or revoke a Listed Issuer of the Alternative Securities Market at any time the Alternative Securities Market has reason to believe that the Listed Issuer fails to meet the qualifications of issuing securities on the Alternative Securities Market. In connection with any suspension or revocation of rights as a Listed Issuer, or the voluntary termination of rights as a Listed Issuer, the Listed Issuer on the Alternative Securities Market shall be cancelled.

Rule 3.7.0 – Voluntary Termination of Rights as a Listed Issuer:

A Listed Issuer of the Alternative Securities Market may voluntarily terminate its rights as a Listed Issuer only by a written "*Voluntary Delisting Request*" addressed to the Alternative Securities Market's Secretary.

By Email:

By Fax:
(213) 596-0492

By Mail:
Alternative Securities Market, Inc.
Attn: Delisting
4050 Glencoe Avenue
Marina Del Rey, California 90292

Such Voluntary Delisting Request shall immediately take effect following the receipt of such written Voluntary Delisting Request.

Any Voluntary Delisting Request as a Listed Issuer does not relive the Issuer from:

- Any and all indebtedness due the Alternative Securities Market (*Alternative Securities Market, Inc*), Alternative Securities Market, LLC or Alternative Securities Markets Group Corporation;
- Any Alternative Securities Market investigation or disciplinary action brought against the Listed Issuer; and
- Any examination of such Listed Issuer that may be process.

Rule 3.8.0 – Fees and Charges paid by Listed Issuers

Initial Listing Application Fee:

- All Market Tiers: 1/10th of 1% of the Gross Offering

Monthly Listed Issuer Fees:

- ASM Venture Market
  - Full Investor Reporting: $55 per month
  - Limited Investor Reporting: $75 per month
  - Non-Investor Reporting $25 per month
- ASM Main Market
  - Full Investor Reporting: $65 per month
  - Limited Investor Reporting: $85 per month
  - Non-Investor Reporting $35 per month
- ASM Global Private Market
  - Full Investor Reporting: $75 per month
  - Limited Investor Reporting: $95 per month
  - Non-Investor Reporting $45 per month
- ASGM Pool Funds Market
  - Full Investor Reporting: $75 per month
  - Limited Investor Reporting: $95 per month

Alternative Securities Market Transaction Fees for all Initial Public Offerings:

- Market Transaction Costs: 1/10th of 1% of all Issuer Sales

CHAPTER IV
RULES OF FAIR PRACTICE

Rule 4.1.0 – Business Conduct of Members and Listed Issuers

All Members & Listed Issuers, in the conduct or their business, shall observe high standard of commercial honor and just and equitable principles of trade.

4.2.0 – Violations Prohibited

No Member, Market Professional or Listed Issuer shall engage in conduct in violation of the Act, the rules or regulations therunder, the Bylaws, Alternative Securities Market Rules or any policy or written interpretation of the Bylaws or Alternative Securities Market Rules, by the Board of Directors or any Committee of the Alternative Securities Market. Every Member and Listed Issuer shall so supervise persons associated with them as to assure compliance with those requirements.

4.3.0 – Use of Fraudulent Devices

No Member, Market Professional or Listed Issuer shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

4.4.0 – False Statements

No Member, Market Professional or Listed Issuer, either approved or pending approval, or any person associated with a Member, Market Professional or a Listed Issuer, shall make any false statements or misrepresentations in any application, report or other communications to the Alternative Securities Market. No Member, Market Professional or Listed Issuer, either approved or pending approval, or any person associated with a Member, Market Professional or a Listed Issuer, shall make any false statement or misrepresentation to any Alternative Securities Market Committee, Officer, the Board of Directors or any Designated Self-Regulatory organization in connection with any matter within the jurisdiction of the Alternative Securities Market.

4.5.0 – Advertising Practices

a) No Member, Market Professional or Listed Issuer, directly or indirectly, in connection with the purchase or sale of any security that has listed or unlisted trading privileges on the Alternative Securities Market, shall publish, circulate or distribute any advertisement, sales literature or market letter, or make oral or presentations which the Member or Listed Issuer knows, or in the exercise of reasonable know, contain any untrue statement of material fact or which is otherwise false or misleading. Exaggerated or misleading statements or claims are prohibited.

b) Advertisements, sales literature and market letters shall contain the name of the Member, Market Professional or Listed Issuer, the person or firm preparing the material, if other than the Member, Market Professional or the Listed Issuer, and the date on which it was first published, circulated or distributed (*except that in advertisements, only the name of the Member or the Listed Issuer need to be stated*).

c) No cautionary statements or caveats, often called "*hedge clauses*", may be used if they could mislead the reader or are inconsistent with the content of the material.

d) Each item of advertising and sales literature, including any mailers or letters, utilizing the term, or any reference to, "*Alternative Securities Market*", shall be approved by signature or initial, prior to use, by an Officer of the Alternative Securities Market.

e) A separate file of all advertisements, sales literature, and market letters, including the names of the persons who prepared them and/or approved their use, shall be maintained by the Member, Market Professional, or the Listed Issuer for a period of THREE YEARS from the date of each use (*for the first TWO YEARS in a place readily accessible to examination or spot checks*). Each Member, Market Professional or Listed Issuer shall file with the Alternative Securities Market, within five business days after initial use, each advertisement (*i.e., any material for use in any newspaper, or magazine, or other public media, or by radio, telephone, recording, motion picture or television, except tombstone advertisements*), unless such advertisement may be published under the rules of another self-regulatory organization regulating the Member, Market Professional or the Listed Issuer under the Act.

f) Testimonial material based on experience with the Member, Market Professional or the Listed Issuer, or concerning any advice, analysis, report or other investment related service rendered by the Member, Market Professional or the Listed Issuer must make clear that such testimony is not necessarily indicative of future performance or results obtained by others. Testimonials also shall state whether any compensation has been paid to the maker, directly or indirectly, and if the material implies special experience or expert opinion, the qualification of the maker of the testimonial should be given.

g) Any statement to the effect that a report, or analysis, or other service will be furnished free or without any charge shall not be made unless such report or analysis, or other service actually is, or will be furnished, entirely free and without condition or obligation.

h) No claim or implication may be for research or other facilities beyond those which the Member, Market Professional, or the Listed Issuer actually posses or has reasonable capacity to provide.

4.6.0 – The Prompt Receipt and Delivery of Securities

- Purchases: No Member or Listed Issuer may accept a Member's purchase of securities until it has first ascertained that the Member, or the Market Professional representing a Member, placing the order, agrees to receive securities in exchange for payment in an amount equual to the execution, even though such execution may represent the purchase of only a part of a larger order.

- Sales: Any Member or Listed Issuer who accepts payment for Securities must agree to the "Prompt Delivery" of the sold Securities to the Member who purchased the Securities, or to the duly appointed Market Professional of the Member.

4.7.0 – Charges for Services Performed

The Alternative Securities Market and the Alternative Securities Market's Agent's (Broker-Dealer, Transfer Agent, Collection of money due for the Principal, Dividends or Interest, Appraisals, Safekeeping or Custody of Securities, and other services) shall be reasonable and not unfairly discriminatory among Members, Market Professionals or Listed Issuers.

4.8.0 – Use of Information

A Member, Market Professionals, Listed Issuer, or an Agent for the Alternative Securities Market, who in their capacity, has received information as to the ownership of securities, shall not make use of such information for soliciting purchases, sales or exchanges except at the request, and on behalf, of the Issuer.

4.9.0 – Payment Designed to Influence Market Prices, Other than Paid Advertising

No Member, Market Professional or Listed Issuer shall directly or indirectly, give, permit to be given, or offer to give anything of value to any person for the purpose of influencing or rewarding the action of such person in connection with the publication or circulation in any newspaper, investment service or similar publication of any matter which has, or is intended to have, an effect upon the market price of any security; provided, that this Rule shall not be construed to apply to a matter which is clearly identifiable as paid advertising.

4.10.0 – Prohibition Against Guarantees

No Member, Market Professional or Listed Issuer shall guarantee, directly or indirectly, a Member against loss in any securities of such Member, Market Professional or Listed Issuer, or in any securities transaction effected by the Member, Market Professional or Listed Issuer.

4.11.0 – Installment or Partial Payment Sales

No Member, Market Professional or Listed issuer shall transfer any securities to any Member where the full payment of the security is to be made by the Member over a period of time in installments or by a series or partial payment under any circumstances.

4.12.0 – Gratuities

No Member, Market Professional or Listed Issuer shall give any compensation or gratuity in any one year in excess of $50.00 to any Officer, Board of Directors Member or Employee of the Alternative Securities Market.

CHAPTER V
BOOKS AND RECORDS

5.1.0 – Requirements

Each Member, Listed Issuer and Market Professional shall make and keep books, accounts, records, memoranda and correspondence in conformity with Section 17 of the Act and the Rules thereunder, with all other applicable laws and the rules, regulations and statements of policy promulgated thereunder, and with Alternative Securities Market Rules

5.2.0 – Furnishing of Records

Every Member, Listed Issuer and Market Professional, shall furnish to the Alternative Securities Market, upon request and in a time and manner required by the Alternative Securities Market, current copies of any financial information filed with the Commission, as well as any records, files, or financial information pertaining to transactions executed on or through the Alternative Securities Market. Further, the Alternative Securities Market shall be allowed access, at any time, to the books and records of any Member, Listed Issuer or Market Professional, in order to obtain or verify information related to transactions executed on or through the Alternative Securities Market or activities relating to the Alternative Securities Market.

Consistent with the responsibility of the Alternative Securities Market and the Commission to provide for timely regulatory investigations, the Alternative Securities Market has adopted the following general time parameters within which the Members, Listed Issuers and Market Professionals are required to respond to Alternative Securities Market requests for any Market Data:

First Request .... Ten Business Days
Second Request .... Five Business Days
Third Request .... Five Business Days

The second and third request letter will be sent to the Member, Listed Issuer, or the Market Professional via certified mail. Nothwithstanding, the parameters listed above, the Alternative Securities Market reserves the right, in its sole discretion, to require information to be provided more quickly than described above.

5.3.0 – Record of Written Complaints

A. Each Member, Listed Issuer or Market Professional shall keep and preserve for a period of not less than five years, a file of all written complaints of Members, Listed Issuers and/or Market Professionals, and action taken by the Member, Listed Issuer or Market Professional in respect thereof, if any. Further, for the first two years of the five-year period, the Member, Listed Issuer or Market Professional shall keep such file in a place readily accessible to examination.

B. A "*complaint*" shall mean any written statement of a Member, Listed Issuer or Market Professional, or any person acting on behalf of a Member, Listed Issuer or Market Professional, alleging a grievance involving the activities of a Member, Listed Issuer or a Market Professional, or persons under the control of a Member, Listed Issuer or a Market Professional.

CHAPTER VI
SUPERVISION

Rule 6.1.0 – Supervisory Procedures

Each Member, Listed Issuer, and Market Professional, shall maintain and enforce all written Alternative Securities Market Rules and Procedures, as well as properly supervise the activities or any associated persons of the Member, Listed Issuer and/or Market Professional, to assure their compliance with applicable securities laws, rules, regulations and statements of policy promulgated thereunder, with the rules of the Commission, any designated self-regulatory organization, and where appropriate, with the Alternative Securities Market.

6.2.0 – Responsibilities of Members, Listed Issuers and Market Professionals

Final responsibility for proper supervision shall rest with the Member, Listed Issuer or the Market Professional. Those Members, Listed Issuers and Market Professionals who utilize services of "*Associated Persons*" shall establish, maintain and enforce written procedures which will enable the Member, Listed Issuer or Market Professional to properly supervise the activities of its Associated Persons. The Member, Listed Issuer, and /or Market Professional is responsible to ensure that their Associated Person acts in full compliance with applicable securities laws, rules, regulations and statements of policy promulgated thereunder, with the rules of the Commission, any designated self-regulatory organization, and where appropriate, with the Alternative Securities Market.

6.3.0 – Records

Each Member, Listed Issuer or Market Professional with Associated Persons(s) shall be responsible for keeping appropriate records for carrying out the Member's, Listed Issuer's or Market Professional's Supervisory Procedures.

6.4.0 – Review of Activities

Each Member, Listed Issuer or Market Professional with Associated Person(s) shall review the activities of each Associated Person, which shall include the periodic examination of any accounts and transactions, to detect, prevent irregularities, and safeguard any non-public information.

CHAPTER VII
TRADING RULES

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the he Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.

Rule 7.1.0 – Hours of Trading and Trading Days

A. Primary Market:
   a. Buying Members, or a Market Professional representing a Buying Member, may enter a "*buy side of a subscription agreement*" to purchase securities listed for sale by Listed Issuer, or a Market Professional representing a Listed Issuer, 24 hours a day, 7 days a week, 365 days a year.
   b. Selling Listed Issuers may only "*accept*" or "*execute the seller's side of a Subscription Agreement*" During Regular Market Hours on Alternative Securities Market Business Days.
      i. Regular Market Hours – The term "*Regular Market Hours*" means the time between 9:00:00 AM and 4:00:00 PM Eastern Standard Time (New York) / 6:00:00 AM and 1:00:00 PM Pacific Standard Time (Los Angeles)
      ii. Business Days are Monday through Friday, except for Alternative Securities Market recognized Holidays:
         1. New Years Day
         2. Dr. Martin Luther King Day
         3. Presidents Day
         4. Good Friday
         5. Memorial Day
         6. Independence Day
         7. Labor Day
         8. Thanksgiving Day

9. Christmas Day

iii. When any holiday observed by the Alternative Securities Market falls on a Saturday, the Alternative Securities Market will not be open for business on the preceding Friday. When any holiday observed by the Alternative Securities Market falls on a Sunday, the Alternative Securities Market will not be open for business on the following Monday, unless otherwise indicated by the Alternative Securities Market.

B. Secondary Market:

a. Buying Members, or a Market Professional representing a Buying Member, may enter a "*bid*" to purchase securities listed for sale by Selling Members 24 hours a day, 7 days a week, 365 days a year.

b. Selling Members may only "*accept*" or "*decline*" a Buying Members "*Bid*" During Regular Market Hours on Alternative Securities Market Business Days.

i. Regular Market Hours – The term "Regular Market Hours" means the time between 9:00:00 AM and 4:00:00 PM Eastern Standard Time (New York) / 6:00:00 AM and 1:00:00 PM Pacific Standard Time (Los Angeles)

ii. Business Days are Monday through Friday, except for Alternative Securities Market recognized Holidays:

1. New Years Day
2. Dr. Martin Luther King Day
3. Presidents Day
4. Good Friday
5. Memorial Day
6. Independence Day
7. Labor Day
8. Thanksgiving Day
9. Christmas Day

iii. When any holiday observed by the Alternative Securities Market falls on a Saturday, the Alternative Securities Market will not be open for business on the preceding Friday. When any holiday observed by the Alternative Securities Market falls on a Sunday, the Alternative Securities Market will not be open for business on the following Monday, unless otherwise indicated by the Alternative Securities Market.

7.2.0 – Powers of the Alternative Securities Market Chief Executive Officer to Halt Trading

The Chief Executive Officer of the Alternative Securities Market shall have the power to halt or suspend trading in any and all securities traded on the Alternative Securities Market, to close some or all Alternative Securities Market facilities, and to determine the duration of any such halt, suspension, or closing, when he or she deems such action necessary for the maintenance of fair and orderly markets, the protection of Investors, or otherwise in the public's best interest, including special circumstances such as:

- Actual or threatened physical danger, sever climatic conditions, civil unrest, terrorism, acts of war, or loss of interruption of facilities utilized by the Alternative Securities Market, or
- A request by a Governmental Agency or Official, or
- A period of mourning or recognition for a person or event.

No such action shall continue longer than a period of two days, or as soon thereafter as a quorum of Board of Directors of the Alternative Securities Market can be assembled, unless the Board of Directors of the Alternative Securities Market approves the continuation of such suspension.

7.3.0 – Alternative Securities Market Continuity Plan

The Alternative Securities Market, Inc., along with the Alternative Securities Market Group Corporation (*Parent Company*) and Alternative Securities Market, LLC (*Alternative Securities Market Broker-Dealer*), each have developed a Business Continuity Plan outlining how each will respond to events that significantly disrupt Alternative Securities Market business. Since the timing and impact of disasters and disruption is unpredictable, each entity is flexible in responding to actual events as they occur.

Contacting the Alternative Securities Market – During a significant business disruption, you should be able to contact us as you usually do at (310) 597-4594. Additional contact information for all Alternative Securities Market Professionals (*clearing firms, transfer agents, brokers, advisors, managers, etc*) will be continually posted at and . If unable to contact the Alternative Securities Market, you should call any of the firms listed for instruction on how they can provide prompt access to funds and securities, enter any orders and process other trade-related cash and security transactions.

Alternative Securities Market Business Continuity Plan – The Alternative Securities Market, the Alternative Securities Markets Group Corporation, and the Alternative Securities Market, LLC each plan to quickly recover and resume business operations after a significant business disruption by safeguarding each Firm's Employees and Property, making a financial and operational assessment, protecting each Firm's Books and Records, and allowing our Members, Listed Issuers, Market Professionals to transact business. In short, each Firm's Business Continuity Plan is designed to permit each Firm to resume operations as quickly as possible, subject to the score and severity of the significant business disruption.

Each Firm's Business Continuity Plan addresses data back-up and recovery; all mission critical systems, financial and operational assessments; alternative communications with customers, employees, and regulators; alternative location of employees; critical supplier, contractor, bank and counter-party impact; regulatory reporting; and assuring our Members, Listed Issuers and Market Professionals prompt access to any funds and securities if the Alternative Securities Market is unable to continue business.

Stock Transfer Agents and Clearing Firms associated with the Alternative Securities Market each backup records in geographically separate areas from the Alternative Securities Market. While every emergency situation poses unique problems based on external factors, such as time of day and the severity of the disruption, each Firm has been advised by each of its Market Professionals, that their internal objective is to restore their own operations and be able to complete existing transactions and accept new transactions and payments within a timely manner. Any Member, Listed Issuer and Market Professional's orders and requests for funds and securities could be delayed during this period.

Varying Disruptions – Significant business disruptions can vary in their scope, whether it affects only the Alternative Securities Market, a single building housing the Alternative Securities Market, the business district where the Alternative Securities Market is located, the City where the Alternative Securities Market is located, or an entire region. Within each of these areas, the severity of the disruption can vary from minimal to severe. In a disruption to only the Alternative Securities Market or a building housing the Alternative Securities Market, Alternative Securities Market Management will transfer its operations to a

local site when needed and expect to recover and resume Alternative Securities Market business within one day. In a disruption affecting the Business District where the Alternative Securities Market is located, or a the city or region, Alternative Securities Market Management will transfer operations to a site outside of the affected area, and recover and resume Alternative Securities Market business within one day. In both cases, the Alternative Securities Market plans to continue in business and post pertinent information on our websites at and . If the significant business disruption is so severe that it prevents the Alternative Securities Market from remaining in business, the Alternative Securities Market will facilitate all Member's, Listed Issuer's and Market Professional's prompt access to their funds and securities as necessary.

7.4.0 – Securities Eligible for Trading

The Alternative Securities Market has designated the following securities for Trading on the Alternative Securities Market.

- Regulation A: (Primary)
  - Issued Securities are open to investment All Investors
    - Accredited Investors
    - ASM Qualified Investors
    - California Qualified Investors
  - No maximum number of non-accredited Investors
  - Only U.S. and Canadian Issuers
  - General Solicitation allowed
  - All of the securities sold in the Regulation A Offering are freely-tradable securities.
  - The current exemption allows eligible issuers the right to claim the exemption and raise up to $5 Million in securities in any 12 month period. Under the Jobs Act of 2012, the right to claim the exemption and raise up to $50 Million in securities in any 12 month period is currently pending enactment by the Securities and Exchange Commission.
  - The exemption is not available to entities that:
    - Have one or more class of securities registered under Section 12 of the 1934 Act or which file reports pursuant to Section 15(d) of the 1934 Act;
    - Are not U.S. or Canadian domiciled issuers;
    - Are investment companies;
    - Are blank check companies;
    - Are blind pools or shell companies, or involved in fractional oil / gas interests;
    - Any company where an officer, director, or 10% or more of the stockholders are a "bad boy" under Rule 262 of the 1933 Act or where any such person at a broker-dealer that sells the offering is such a person.
  - An Offering under the current Regulation A can be undertaken using any one of three alternative disclosure formats, but, in each instance and at a minimum, Regulation A requires that the Issuer include financial statements that are reviewed, and if the Issuer has audited financial statements, these must be used and the same must conform to the requirement of Article 2 of Regulation S-X of the 1934 Act.
  - An Offering under current Regulation A requires that the issuer file the Regulation A Offering Circular with the Securities and Exchange Commission and with the State Securities Commission in each State where the Offering is to take place.

- Regulation D / Rule 504: (Allowed only if not eligible for Regulation A)
  - For Offerings up to $1,000,000 USD, and do not qualify for Regulation A. If determined by the Alternative Securities Market that the Issuer is eligible for Regulation A, the Issuer will not be allowed to proceed with a Regulation D / 504 Offering on the Alternative Securities Market.

- Open to only Accredited Investors (no non-accredited Investors)
- General solicitation allowed
- U.S., Canadian and International Issuers
- All of the securities sold in the Regulation D / Rule 504 Offering are freely-tradable securities.
- The exemption is not available to entities that:
  - Are blank check companies;
  - Are subject to the Exchange Act of 1934
- Must comply with Blue Sky Registration Requirements

➢ Regulation D / Rule 506: (Allowed only if not eligible for Regulation A)
- For Offerings of $5,000,001 USD to an unlimited maximum.
- For Offerings up to $1,000,001 to $5,000,000 USD, that do not qualify for Regulation A. If determined by the Alternative Securities Market that the Issuer is eligible for Regulation A, the Issuer will not be allowed to proceed with a Regulation D / 506 Offering on the Alternative Securities Market.
- Open to only Accredited Investors (no non-accredited Investors)
- General solicitation allowed
- U.S., Canadian and International Issuers
- All of the securities sold in the Regulation D / Rule 504 Offering are restricted from trade for six to twelve months.
- The exemption is not available to entities that:
  - Are blank check companies;
  - Are subject to the Exchange Act of 1934
- Must comply with Blue Sky Registration Requirements

➢ California Intra-State Exempt Offering / Rule 1001: (*Allowed only if not eligible for Regulation A, and the Company meets the "80/80/80 test below"*)
- SEC Rule 1001 provides an exemption from the registration requirements of the Securities Act for offers and sales of securities in amounts of up to $5 Million USD that satisfy the conditions of Section 25102(n) of the California Corporation Code.
- Open to California Qualified Investors and California Accredited Investors ONLY
- Limited General Solicitation
- U.S. Companies that have substantial operations in the State of California (*"80/80/80 test"*)
  - 80% of the Issuer's gross revenue must be derived from operations with the State of California
  - 80% of the proceeds of the Offering must be used for business purposes within the State of California
  - At least 80% of the Issuer's assets must be located within the State of California.
- Securities issued under this exemption can be resold by registration or an applicable exemption from SEC registration.

7.5.0 – Registration of Members, Market Professionals & Associated Persons

Registration of Members and Market Professionals –

- Access by Application:
  - Each person has completed the appropriate investor suitability questionnaire and supplied copies of the appropriate documents as required; or
  - Each entity has completed the appropriate institutional suitability questionnaire and supplied copies of the appropriate documents as required.
  - Each person or entity must agree to the Alternative Securities Market's examination of such person's or entity's books and records as required by the Alternative Securities

Market, and to agree to allow the Alternative Securities Market to verify the accuracy of any information so supplied; and

- Each person or entity must agree to be regulated by the Alternative Securities Market and to recognize that the Alternative Securities Market is obligated to undertake to enforce compliance with the provisions of the Alternative Securities Market Rules, the Corporation Bylaws, the interpretations and policies of the Alternative Securities Market and the provisions of the Act and the regulations thereunder.

- Access Granted without Application:
  - All Members of the Commission or any Governmental or Self-Regulating Organization(s)
  - Banks
  - Insurance Company
  - State & SEC Registered Investment Advisors
  - Registered Investment Companies
  - Business Development Company
  - Small Business Development Company
  - Employee Benefit Plan with $5Million USD
  - Any public reporting Company or Investment Fund with assets greater than $5Million USD.
  - Transfer Agent
  - Clearing Firm
  - Registered Broker-Dealer

7.7.0 – Types of Access to the Alternative Securities Market

- *General Access* – The Alternative Securities Market Website ( ), shall be open for general browsing and reviewing of information to all browsers. No User Name or Passwords required.

- *Limited Listed Issuer Access (Issuer Portal Only* – The Alternative Securities Market Website ( ), allows for Issuers to have limited access as a "*Non-Investing Party*" to access information on Subscription Agreements. Limited Listed Issuer Access will have no ability to purchase securities, list Asks, or Bid on Securities.

- *Limited Member Portal Access (Primary & Secondary Market)* – The Alternative Securities Market Website ( ), allows Members and Market Professionals "Limited Access to Investor Portals"

  Limited Access means that a Member qualified as an "*Accredited Investor*", a "*ASM Qualified Investor*" or a "*California Qualified Investor*", and has been issued the rights to have access to "*Bid*" or "*Subscribe*" to any investment that is offered to Accredited Investors, ASM Qualified Investors, and/or California Qualified Investors.

  A Member qualified as an "*ASM Qualified Investor*" may only have access to investment opportunities open to ASM Qualified Investors, and would not have access to investment opportunities limited to Accredited Investors.

  NOTE: Some securities, especially those of Listed Issuers, may have state restrictions. Meaning, a security open to investment by ASM Qualified Investors residing in New York State, many not be available to ASM Qualified Investors who reside in the State of South Carolina, due to the fact the securities have not been

registered for sale in the State of South Carolina. In this instance, the ASM Qualified Investor from South Carolina would not be allowed to "subscribe" to the Listed Issuer's securities.

Limited Member Portal Access Types:

e. Accredited Investor –
   i. *Primary Market (Buy Side)* - Able to complete Buyer Side of Subscription Agreements for securities listed for sale by Listed Issuers, and open to investment by Accredited Investors (*State Restrictions may apply*).
      1. *Proof of funds must be presented to the Alternative Securities Market prior to any acceptance by the Listed Issuer.*
   ii. *Secondary Market (Buy Side)* - Able to post "*Bids*" for securities posted for sale by Members of the Alternative Securities Market for Companies listed for trade on the Alternative Securities Market.
      1. *Proof of funds to close the transaction must be presented to the Alternative Securities Market prior to any acceptance by the Selling Member.*
   iii. *Secondary Market* (*Sell Side*) - Able to post "*Asks*" for the sale of un-restricted securities to Members and Market Professionals of the Alternative Securities Market.
      1. *Proof of ownership of the securities, and their ability to be resold must be verified by the Alternative Securities Market prior to the publishing of any "Ask" by any Member or Market Professional.*
      2. *Securities posted for sale on the Alternative Securities Market MUST be ONLY for Companies listed for trade on the Alternative Securities Market.* ***No "Ask" for Securities for any Company not listed on the Alternative Securities Market will be published..***

f. ASM Qualified Investor –
   i. *Primary Market (Buy Side)* - Able to complete Buyer Side of Subscription Agreements for securities listed for sale by Listed Issuers, and open to investment by ASM Qualified Investors (*State Restrictions may apply*).
      1. *Proof of funds must be presented to the Alternative Securities Market prior to any acceptance by the Listed Issuer.*
   ii. *Secondary Market (Buy Side)* - Able to post "*Bids*" for securities posted for sale by Members of the Alternative Securities Market for Companies listed for trade on the Alternative Securities Market.
      1. *Proof of funds to close the transaction must be presented to the Alternative Securities Market prior to any acceptance by the Selling Member.*
   iii. *Secondary Market* (*Sell Side*) - Able to post "*Asks*" for the sale of un-restricted securities to Members and Market Professionals of the Alternative Securities Market.
      1. *Proof of ownership of the securities, and their ability to be resold must be verified by the Alternative Securities Market prior to the publishing of any "Ask" by any Member or Market Professional.*
      2. *Securities posted for sale on the Alternative Securities Market MUST be ONLY for Companies listed for trade on the Alternative Securities Market.* ***No "Ask" for Securities for any Company not listed on the Alternative Securities Market will be published.***

g. California Qualified Investor –
   i. *Primary Market (Buy Side)* - Able to complete Buyer Side of Subscription Agreements for securities listed for sale by Listed Issuers, and open to investment by California Qualified Investors.
      1. *Proof of funds must be presented to the Alternative Securities Market prior to any acceptance by the Listed Issuer.*

ii. *Secondary Market (Buy Side)* - Able to post "*Bids*" for securities posted for sale by Members of the Alternative Securities Market for Companies listed for trade on the Alternative Securities Market.
    1. *Proof of funds to close the transaction must be presented to the Alternative Securities Market prior to any acceptance by the Selling Member.*

iii. *Secondary Market* (*Sell Side*) - Able to post "*Asks*" for the sale of un-restricted securities to Members and Market Professionals of the Alternative Securities Market.
    1. *Proof of ownership of the securities, and their ability to be resold must be verified by the Alternative Securities Market prior to the publishing of any "Ask" by any Member or Market Professional.*
    2. *Securities posted for sale on the Alternative Securities Market MUST be ONLY for Companies listed for trade on the Alternative Securities Market.* ***No "Ask" for Securities for any Company not listed on the Alternative Securities Market will be published.***

h. Non-Investment Related Agents –
   i. Access to the Alternative Securities Market will be granted on an "*as-needed*" basis to Agents (generally; Members of the Commission, Governmental Enforcement and Regulatory Bodies, Transfer Agents, Clearing Firms, etc):
      1. *Primary Market (Buy Side)* – Un-able to complete Buyer Side of Subscription Agreements for securities listed for sale by Listed Issuers.
      2. *Secondary Market (Buy Side)* – Un-able to post "*Bids*" for securities posted for sale by Members of the Alternative Securities Market for Companies listed for trade on the Alternative Securities Market.
      3. *Secondary Market* (*Sell Side*) – Un-able to post "*Asks*" for the sale of un-restricted securities to Members and Market Professionals of the Alternative Securities Market.

i. Associated Persons –
   i. Associated Persons are granted the same authority as the Members, Listed Issuer or Market Professional that the Associated Person is associated with, UNLESS a request in writing is received by the Member, Listed Issuer or Market Professional to limit the access of the Associated Peron to that of a "*Non-Investment Related Agent*".

7.7.0 – Execution of Investments

A. Primary Market:
   a. All Sales of Securities on the Alternative Securities Market - Primary Market are between an Alternative Securities Market "Listed Issuer" (*seller*) and an Alternative Securities Market "Investing Member" (*buyer*).
      i. The exclusive Broker-Dealer for all Listed Issuer Securities sold on the Alternative Securities Market is "*Alternative Securities Market, LLC*".
      ii. After completion of the Listed Issuer's Securities Qualification and/or Securities Registration, the Alternative Securities Market, LLC will post the securities available for sale on the Primary Market of the Alternative Securities Market.
         1. Information provided:
            a. General Company Information of the Issuer
            b. Corporate Officer Name(s) and Contacts of Issuer
            c. Issuer Address, Phone Number, Email Address and Website
            d. Contact for any Legal Counsel or Accountant for Issuer
            e. Broker-Dealer Information
            f. SEC CIK Number for Issuer

g. Any ISIN Number for Issuer
h. Link to SEC Edgar Filer Information for Issuer
i. Copies of any Securities Qualifications or Securities Registrations for Issuer (*Federal and/or State*).
j. Copies of any Registrations Statement, Prospectus and/or Offering Memorandum for Issuer
k. Type of Reporting of the Issuer
    i. Full Investor Reporting
    ii. Limited Investor Reporting
    iii. Non-Investor Reporting
l. Terms of Offering:
    i. Corporation Type of Issuer
    ii. Type of Securities Issued (*Common Stock, Preferred Stock, Debt Note, etc.*)
    iii. Registration Exemption of Securities Issue
        1. Regulation A
        2. Regulation D / Rule 504
        3. Regulation D / Rule 506
        4. California Rule 1001
    iv. State(s) in which the Offering is available to Investors
    v. All Resale Trade Restrictions (30 to 365 days)
    vi. Number Units (Securities) being sold in Offering
    vii. Price per unit of securities being issued
m. Online Investment Subscription Agreement (*Coded to only allow for access by Alternative Securities Market Members who are authorized "Accredited Investors", "ASM Qualified Investors" or "California Qualified Investors" who qualify to purchase the securities being issued, and are residents of a state in which the Offering is able to be sold*).
n. Details as to the Number of Units sold, and the Number of Units remaining to be purchased.

b. A Member wishing to purchase securities Issued by a Listed Issuer, the Investing Member or a Market Professional representing the Investing Member can click on the "*Invest*" tab on the Listed Issuer's Company Page on the Alternative Securities Market.
c. After clicking on the "*Invest*" tab on the Listed Issuer's Company page, the Investing Member, or Market Professional representing the Investing Member, will be prompted to enter their Alternative Securities Market "*Username*" and "*Password*".
d. After successfully inputting the correct Alternative Securities Market "*User Name*" and "*Password*", the Alternative Securities Market Online System will verify that the credentials of the Investing Member, or Market Professional representing an Investing Member, is eligible to invest in the selected Offering (*Accredited Investor, ASM Qualified Investor or California Qualified Investor*).
    i. If eligible to invest in the Offering, the Subscription Agreement will open online, for the Investing Member or Market Professional representing the Member, to complete the "*Buyer Side*" of the Subscription Agreement.
    ii. If ineligible to invest in the Offering (*not the proper class of Investing Member or the securities are not eligible for sale in the State that the Member is a resident*), the Member or Market Professional requesting access to the subscription agreement will not be granted access to the Subscription Agreement.
e. Once the Listed Issuer Subscription Agreement is open Online, the Investing Member or Market Professional representing an Investment Member, shall be able to review the entire Subscription Agreement Online, and complete all Mandatory Fields of the Online Subscription Agreement that are required to submit the Subscription Agreement for

review and consideration by the Listed Issuer. Required Information on the Subscription Agreement for an Investing Member:

i. Number of Units to be purchased by Investing Member, and the aggregate purchase price of all Units being purchased by the Investing Member.
ii. Date Executed by Investing Member or Market Professional representing an Investing Member.
iii. *Alternative Securities Market Account Number* – The Alternative Securities Market Account Number is a unique 6 to 10 digit account number assigned to each Alternative Securities Market Member and Market Professional. This number will auto-populate the Investor Suitability and Contact information portion of each Online Subscription Agreement. It is not possible to complete a Buy Side of a Subscription Agreement without a valid Alternative Securities Market Account Number.

f. After completing the Buyers Side of the Online Subscription Agreement, the Investing Member, or Market Professional representing the Investing Member, will receive information via email on the steps required to verify funds required to close the transaction (*Generally, this only happens during Regular Market Hours on Alternative Securities Market Business Days. Since this is not an automated function of the Alternative Securities Market, it is possible that a reply from an authorized member of the Alternative Securities Market with instructions on how to submit for funds verification may be received during Non-Regular Market Hours or on Non-Alternative Securities Market Business Days*).

g. After verification of funds required to close the transaction, the Alternative Securities Market will process the Buyer Side of the Completed Online Subscription Agreement over to the Alternative Securities Market, LLC (*Issuer Broker-Dealer*) and the Listed Issuer for review and acceptance (*the Listed Issuer <u>can decline</u> to accept any Investment from any Investing Member without cause or reason*).

h. If the Subscription Agreement is ACCEPTED by the Listed Issuer, the Investing Member or Market Professional will receive a completed (*fully executed*) Subscription Agreement emailed to them, signed by an authorized principle of the Listed Issuer, with instructions of how to Wire or Mail Investor Funds.

i. Upon receipt of "*Cleared Bank Funds*", the Listed Issuer or Alternative Securities Market, LLC will promptly forward "*Verification and Receipt of Cleared Investment Funds*" and promptly forward the purchased securities to the Investing Member or Market Professional representing the Invested Member. The Alternative Securities Market, LLC will comply with all State and/or Federal Reporting and Registrations (*as required*), and confirmation will be forwarded to both Listed Issuer, Invested Member, and /or Market Professional representing Invested Member.

j. ALTERNATIVE SECURITIES MARKET TRADE RESTRICTION FOR ALL SECURITIES PURCHASED ON THE ALTERNATIVE SECURIITIES MARKET - PRIMARY MARKET – *ALL SECURITIES PURCHASED FROM A LISTED ISSUER ON THE PRIMARY MARKET ARE RESTRICTED FROM ANY RESALE ON THE ALTERNATIVE SECURITIES MARKET – SECONDARY MARKET FOR A PERIORD OF A MINIMUM OF THIRTY DAYS, BUT NOT GRATER THAN 365 DAYS.*

B. <u>Secondary Market</u>:

a. All Sales of Securities on the Alternative Securities Market - Secondary Market are between an Alternative Securities Market "Selling Member" (*seller*) and an Alternative Securities Market "Buying Member" (*buyer*).

i. All Broker-Dealers, Alternative Securities Market Members and Market Professionals may access the Secondary Market, post an "Ask" to sell securities, review all "Asks" posted, and post "Bids" to buy securities, as well as review all bids posted by other Members or Market Professionals.

1. *Ask* – The term "*Ask*" is a written indication by a Selling Member, or a Market Professional representing a Selling Member, of a willingness to

sell a security of an Alternative Securities Market Listed Company, and the price at which the Selling Member is willing to sell the security for.

2. *Bid* – The term "*Bid*" is an indication by a Buying Member, or a Market Professional representing a Buying Member, of a willingness to buy a security, and the price at which the Buying Member is willing to buy the security for.

ii. The Alternative Securities Market is an "*Auction Market*" - The term "*Auction Market*", is a market in which Buying Members, or a Market Professional representing a Buying Member, enter competitive bids, and Selling Members, or a Market Professional representing a Selling Member, enter competitive offers simultaneously.

b. A Selling Member, or a Market Professional representing a Selling Member, may use their Alternative Securities Market "*username*" and "*password*" to access the Alternative Securities Market – Secondary Market. <u>*NOTE*</u>: No Non-Member of the Alternative Securities Market is able to access the Alternative Securities Market – Secondary Market.

c. Posting an ASK –

i. A Selling Member, or a Market Professional representing a Selling Member, logs into the Alternative Securities Market – Secondary Market.

ii. A Selling Member, or a Market Professional representing a Selling Member, Clicks on "*Post an Ask*"

iii. A Selling Member, or a Market Professional representing a Selling Member, inputs the mandatory fields required to Post and Ask

1. Name of the Issuer / Company
2. Any Broker-Dealer representing the Selling Shareholder (*none is required, but is recommended*)
3. Type of Securities Listing for sale (*Common Stock, Preferred Stock, Debt Note, etc*).
4. Are there Restricted Legends associated with the Securities being listed for sale:
   a. *Yes*, there are restricted legends associated with the Securities.
   b. *No*, the Securities have either been issued free of restricted legends, or the restricted legends have been removed.
5. The "*Minimum Bid Price*" is the cash selling price the Selling Member will accept for the Securities listed for sale (*the Minimum Bid Price is not published for view*), and the "*Listed Ask Price*" is the cash selling price the Selling Member will sell the securities for if a Buying Member is willing to purchase the securities for (*the Listed Ask Price is published and viewable to all Secondary Market participants*).
6. NOTE: Any Selling Member, or Market Professional representing a Selling Member, may choose "*No Listed Ask Price*", and will not have a cash price at which Bids are automatically accepted, and all bids will be compiled during the Auction, and shares will be sold to the "*Highest Bidders above the Minimum Bid Price*". All Bids below the "*Minimum Bid Price*" will not be accepted by the Selling Member.

iv. After inputting the information for the "*Ask*", the Selling Member, or Market Professional representing the Selling Member, will be required to present information to the Alternative Securities Market that the Selling Member is the rightful owner of the Securities being offered for sale, and that the Securities are free to be offered for sale.

v. After verifying that the Securities qualify for listing and sale on the Alternative Securities Market – Secondary Market, the Alternative Securities Market will "*Accept the Ask*", and it will be put the "*Ask*" in Que for the Start of the Next Secondary Market Auction.

vi. Secondary Market Auctions:

1. All Auctions start at 11:00:00 AM EST / 8:00:00 AM PST each Alternative Securities Market Business Day.

2. All Auctions end at 10:59:59 AM EST / 7:59:59 AM PST the NEXT Alternative Securities Market Business Day (*some auctions last 24 hours, some auctions can last for days*).
3. Buying Members can post "*Bids*" for the full duration of the Auction.
    a. All Bids entered by Buying Members, or Market Professionals representing a Buying Member, are published for view by any Member or Market Professional accessing the Alternative Securities Market - Secondary Market. Buying Members, and/or Market Professional representing a Buying Member, suspected of placing Bids for the purpose of creating or inducing a false, misleading or artificial appearance of activity in a Bid, or for the purpose of unduly or improperly influencing the market price for such security, or for the purpose of establishing a price which does not reflect the true state of the market in such security, may have their Memberships Suspended, Revoked or Terminated. *(See Chapter VIII)*
4. Bids to Sales:
    a. All Bids for the "*Listed Ask Price*" are automatically accepted.
        i. If during Regular Market Hours on an Alternative Securities Market Day, all Bids for the "*Listed Ask Price*" are automatically accepted and final, and those securities are removed from that Secondary Market Auction.
        ii. If during After Market Hours or on Non-Alternative Securities Market Business Days, all Bids at the "*Listed Ask Price*" are automatically accepted at the opening of the next Alternative Securities Market Business Day. If more Listed Ask Price Bids are received than the number of securities available, the Alternative Securities Market will accept the Listed Ask Price Bids with the earliest received time stamp.
    b. All Bids above the "*Minimum Bid Price*", after all "*Listed Ask Price*" securities have been deducted from the securities available for auction (*if any*):
        i. At the end of the Auction:
            1. If the number of Bids above the Minimum Bid Price exceeds the number of Securities Listed for sale, then only the bids for the most money per share will be accepted, and all other bids will be rejected. This is called "*Full Lot Sale*"
            2. If the number of Securities available for sale is greater than the Bids above the Minimum Bid Price, all of the Bids above the Minimum Sales Price will be accepted, and all other Bids rejected. This is called "*Partial Lot Sale*".
5. After completion of the Auction,
    a. Selling Members, and/or Market Professionals representing the Selling Member, receive an email from the Alternative Securities Market with the results of the Auction.
        i. Number of Units Sold
        ii. Price Each Unit Sold For
        iii. Buying Member Contact Information
        iv. Sell Side Agreement for execution

b. Buying Members, and/or any Market Professionals representing the Buying Member, with accepted Bids receive an email from the Alternative Securities Market with details of how to complete the securities purchase transaction.
   i. Number of Units being purchased
   ii. Price purchasing each Unit for
   iii. Selling Member Contact Information
   iv. Buy Side Agreement for execution
   v. Instruction for where to wire funds or mail a check for the purchase of the securities purchased

d. Upon receipt of "*Cleared Bank Funds*", the Selling Member or Alternative Securities Market, LLC will promptly forward "*Verification and Receipt of Cleared Buy Funds*" and promptly forward the purchased securities to the Buying Member or Market Professional representing the Invested Member. If the Alternative Securities Market, LLC was the Broker for the transaction, the Alternative Securities Market, LLC will comply with all State and/or Federal Reporting and Registrations (*as required*), and confirmation will be forwarded to both Selling Member, Buy Member, and /or Market Professional representing the Selling or Buying Member.

e. *Failed Transaction – Buy Side* - Any transaction without Cleared Bank Funds being sent to the Selling Member with TEN ALTERNATIVE SECURITIES BUSINESS DAYS shall result in the Buying Members Alternative Securities Market access being suspended or revoked. **Any illegal action will be dealt with swiftly and the violators will be reported to the appropriate authorities.**

f. *Failed Transaction – Sell Side* – Any transaction where a Buying Member has sent Cleared Bank Funds to the Selling Member, and has not received a confirmation of receipt of Cleared Bank Funds or the securities purchased, shall immediately have their Alternative Securities Market access suspended or revoked. **Any illegal action will be dealt with swiftly and the violators will be reported to the appropriate authorities.**

g. ALTERNATIVE SECURITIES MARKET TRADE RESTRICTION FOR ALL SECURITIES PURCHASED ON THE ALTERNATIVE SECURIITIES MARKET - SECONDARY MARKET – *ALL SECURITIES PURCHASED FROM A SELLING MEMBER ON THE SECONDARY MARKET ARE RESTRICTED FROM ANY RESALE ON THE ALTERNATIVE SECURITIES MARKET FOR A PERIORD OF 30 DAYS.*

7.8.0 – Trade Reporting

The Alternative Securities Market shall cause to be disseminated for publication on the "*Alternative Securities Market Consolidated Market Activity Report*", the sale price of all transactions on the Alternative Securities Market pursuant to the requirements of an effective transactions reporting plan approved by the Board of Directors.

To facilitate the dissemination of the Alternative Securities Market Consolidated Market Activity Report, each Member, Listed Issuer, Market Professional shall cause to be reported to the Alternative Securities Market, as promptly as possible after completion of all transactions, all information each transaction required by the Alternative Securities Market Consolidated Market Activity Report.

An Official of the Alternative Securities Market shall approve any corrections to reports published in any single day's Alternative Securities Market Consolidated Market Activity Report. Any such correction shall be made within one day after detection of any failed transaction or reporting error.

7.9.0 – Execution of Investments

A. NEITHER THE ALTERNATIVE SECURITIES MARKET NOR ITS AGENTS, EMPLOYES, CONTRACTORS, OFFICERS, DIRECTORS, SHAREHOLDERS, COMMITTEE MEMBERS OR AFFILIATES ("ALTERNATIVE SECURITIES MARKET RELATED PERSONS") SHALL BE LIABLE TO ANY USER, MEMBER, LISTED ISSUER, MARKET PROFESSIONAL, OR SUCCESSORS, REPRESENTATIVES OR CUSTOMERS THEREOF, OR ANY PERSONS ASSOCIATED THEREWITH, FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE:

   a. GROWING OUT OF THE USE OR ENJOYMENT OF ANY FACILITY OF THE ALTERNATIVE SECURITIES MARKET, INCLUDING, WITHOUT LIMITATION, THE ALTERNATIVE SECURITIES MARKET SYSTEMS; OR

   b. ARISING FROM OR OCCASIONED BY ANY INACCURACY, ERROR OR DELAY IN, OR OMISSION OF, OR FROM THE COLLECTION, CALCULATION, COMPILATION, MAINTENANCE, REPORTING OR DISSEMINATION OF ANY INFORMATION DERIVED FROM THE SYSTEM OR ANY OTHER FACILITY OF THE ALTERNATIVE SECURITIES MARKET, RESULTING EITHER FROM ANY ACT OR OMISSION BY THE ALTERNATIVE SECURITIES MARKET OR ANY ALTERNATIVE SECURITIES MARKET RELATED PERSON, OR FROM ANY ACT CONDITION OR CAUSE BEYOND THE REASONABLE CONTROL OF THE ALTERNATIVE SECURITIES MARKET OR ANY ALTERNATIVE SECURITIES MARKET RELATED PERSON, INCLUDING, BUT NOT LIMITED TO, FLOOD, EXTRAORDINARY WEATHER CONDITIONS, EARTHQUATE OR OTHER ACTS OF GOD, FIRE, WAR, TERRORISM, INSURRECTION, RIOT, LABOR DISPUTE, ACCIDENT, ACTION OF GOVERNMENT, COMMUNICATIONS OR POWER FAILURE, OR EQUIPMENT OR SOFTWARE MALFUNCTION.

B. EACH MEMBER, LISTED ISSUER AND MARKET PROFESSIONAL EACH EXPRESSLY AGREES, IN CONSIDERATION OF THE ISSUANCE OF ITS MEMBERSHIP IN THE ALTERNATIVE SECURITIES MARKET, TO RELEASE AND DISCHARGE THE ALTERNATIVE SECURITIES MARKET AND ALL ALTERNATIVE SECURITIES MARKET RELATED PERSONS OF AND FROM ALL CLAIMS AND DAMAGES ARISING FROM THEIR ACCEPTANCE AND USE OF THE FACILITIES OF THE ALTERNATIVE SECURITIES MARKET (INCLUDING, WITHOUT LIMITATION, ALL SYSTEMS OF THE ALTERNATIVE SECURITIES MARKET).

C. NEITHER THE ALTERNATIVE SECURITIES MARKET NOR ANY ALTERNATIVE SECURITIES MARKET RELATED PERSON MAKE ANY EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS TO ANY MEMBER, LISTED ISSUER OR MARKET PROFESSIONAL, AS TO RESULTS THAT ANY PERSON OR PARTY MAY OBTAIN FROM THE ALTERNATIVE SECURITIES MARKET SYSTEMS FOR TRADING OR FOR ANY OTHER PURPOSE, AND ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, TITLE, AND NON-INFRINGEMENT WITH RESPECT TO THE ALTERNATIVE SECURITIES MARKET SYSTEMS ARE HEREBY DISCLAIMED.

CHAPTER VIII
TRADING PRACTICE RULES

Rule 8.1.0 – Market Manipulation

No Member, Listed Issuer or Market Professional shall execute, or cause to be executed, or participate in transaction which there are executed purchases of any security at successively higher prices, for the purpose of creating or inducing a false, misleading or artificial appearance of activity in such security on the Alternative Securities Market, or for the purpose of unduly or improperly influencing the market price for such security or for the purpose of establishing a price which does not reflect the true state of the market for such security.

Rule 8.2.0 – Fictitious Transactions

No Member, Listed Issuer or Market Professional, for the purpose of creating or inducing a false or misleading appearance of activity in a security traded on either the Primary Market or the Secondary Market, or for creating or inducing a false or misleading appearance with respect to the market in such security shall "*Engage in any transaction in which the any Member, Listed Issuer or Market Professional has no true intention in engaging in a transaction that involves a change in the beneficial ownership of a security per the terms or any Offer, Subscription Agreement, Bid or Ask.*"

Rule 8.3.0 – Manipulative Transactions

A. No Member, Listed Issuer or Market Professional shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation, or knowingly manage or finance manipulative operations.

B. Any pool or syndicate organized or used intentionally for the purpose of unfairly influencing the market price or a security shall be deemed to be a manipulative operation.

Rule 8.4.0 – Dissemination of False Information

No Member, Listed Issuer or Market Professional shall make any statement or circulate and disseminate any information concerning any security traded on the Alternative Securities Market which such Member, Listed Issuer or Market Professional knows, or has reasonable grounds for believing is false or misleading, or would improperly influence the market price of such security.

8.5.0 – Trade Reporting

The Alternative Securities Market shall cause to be disseminated for publication on the "*Alternative Securities Market Consolidated Market Activity Report*", the sale price of all transactions on the Alternative Securities Market pursuant to the requirements of an effective transactions reporting plan approved by the Board of Directors.

To facilitate the dissemination of the Alternative Securities Market Consolidated Market Activity Report, each Member, Listed Issuer, Market Professional shall cause to be reported to the Alternative Securities Market, as promptly as possible after completion of all transactions, all information each transaction required by the Alternative Securities Market Consolidated Market Activity Report.

An Official of the Alternative Securities Market shall approve any corrections to reports published in any single day's Alternative Securities Market Consolidated Market Activity Report. Any such correction shall be made within one day after detection of any failed transaction or reporting error.

CHAPTER IX
LISTINGS & LISTED ISSUERS

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the he Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.

Rule 9.1.0 – Use of Discretionary Authority

To further the understanding of this Rule, the Alternative Securities Market has adopted this Rule (Rule 9.1.0) as a non-exclusive description of the circumstances in which the Rule is generally invoked.

The Alternative Securities Market may use its Authority to deny initial or continued listings to a Company when an individual with a history of regulatory misconduct is associated with the Company. Such individuals are typically an officer, director, substantial shareholder, or consultant to the company. In making this determination, the Alternative Securities Market will consider a variety of factors, including (*but not limited to*):

- The nature and severity of the conduct, taken in conjunction with the length of time since the conduct occurred;
- Whether the conduct involved fraud or dishonesty;
- Whether the conduct was securities related;
- Whether the investing public was involved;
- How the individual has been employed since the violative conduct;
- Whether there are continuing sanctions (*either criminal or civil*) against the individual
- Whether the individual made restitution;

- Whether the Company has taken effective remedial action; and
- The totality of the individual's relationship to the Company, giving consideration to:
  - The individual's current or proposed position;
  - The individual's current or proposed scope of authority;
  - The extent to which the individual has responsibility for financial accounting or reporting; and
  - The individual's equity interest.

Based on this review, the Alternative Securities Market may determine that the regulatory history rises to the level of a public interest concern, but may also consider whether remedial measures proposed by the Company, if taken, would allay that concern. Examples of such remedial measures could include any or all of the following, as appropriate:

- The individual's resignation from officer or directors position, and/or other employment with the company;
- Divestiture of stock holdings;
- Termination of contractual arrangements between the company and the individual; or
- The establishment of a voting trust surrounding the individual's shares.

The Alternative Securities Market is willing to discuss with companies, on a "*case-by-case*" basis, what remedial measures may be appropriate to address public interest concerns, and for how long such remedial measures would be required. Alternatively, the Alternative Securities Market may conclude that a public interest concern is so serious that no remedial measure would be sufficient to alleviate it. In the event that the Alternative Securities Market staff denies initial or continued listing based on such public interest considerations, the company may seek review of that determination through the filing of an appeal to the Board of Directors of the Alternative Securities Market. On consideration of such appeal, the Board of Directors of the Alternative Securities Market may accept, reject or modify the Staff's recommendations by imposing conditions.

Requests for Appeals are required to be in writing, and submitted to the Alternative Securities Market Board of Directors by:

By Email:

By Fax:
(213) 596-0492

By Mail:
Alternative Securities Market, Inc.
Attn: Appeals
4050 Glencoe Avenue
Marina Del Rey, California 90292

Appeals submitted to the Board of Directors will be reviewed by all members of the Board of Directors, and a decision will be issued within 30 days of receipt of the request for consideration.

The Alternative Securities Market may also use its discretionary authority, for example, when a company files for protection under any provision of the Federal Bankruptcy Laws or comparable foreign laws, or when financial statements do not contain a required certification.

Although the Alternative Securities Market has broad discretion under this Rule to impose additional or more stringent criteria, this Rule does not provide a basis for the Alternative Securities Market to grant exemptions or exceptions from the enumerated criteria for initial or continued listing, which may be granted solely pursuant to rules explicitly providing such authority.

9.2.0 – Obligation for Companies to Provide Information to the Alternative Securities Market

The Alternative Securities Market may request information or documentation, public or non-public, deemed necessary to make a determination regarding a company's initial or continued listing, including, but not limited to:

- Any material provided or received from the Commission or other Regulatory Authority;
- Financial Statements; or
- Corporate Governance Documents

A company may be denied initial or continued listing if it fails to provide such information within a reasonable period of time, or if a communication to the Alternative Securities Market contains a material misrepresentation or omits material information necessary to make the communication to the Alternative Securities Market not misleading. The company shall provide full and prompt responses to requests by the Alternative Securities Market for information related to unusual market activity or events that may have material impact on trading of its securities on the Alternative Securities Market.

A company must provide the Alternative Securities Market with prompt notification of certain Corporate actions.

1. Executive Officer Leaves the Company
2. All Dividends
3. Stock Splits
4. New Stock Issues
5. Reverse Splits
6. Names Changes
7. Mergers
8. Acquisitions
9. Dissolutions
10. Bankruptcies
11. Liquidations

Rule 9.3.0 – Obligation to File Periodic Reports

A Company shall file all required periodic reports with the Alternative Securities Market as required:

Three Mandatory Investor Reporting Requirement Categories of the Alternative Securities Market:

1) Full Investor Reporting:

    a. Quarterly Un-audited Financial Statements to be emailed to within 30 days of the close of each business quarter. Company un-audited financial statements shall be privately distributed to all company investors (*not for public view or distribution*). All un-audited financial

statements will be signed as "true and accurate" by the Chief Executive Officer and/or the Chief Financial Officer.

b. Annual Audited Financial Statement to be emailed to within 60 days of the close of each business fiscal year. Company audited financial statements shall be privately distributed to all company investors (*no for public view or distribution*).

c. Corporate Actions: Certain corporate actions must be disclosed to all Investors no less than TEN calendar days prior to record date. All Corporate Actions will be published on the Company's Page on the Alternative Securities Market ( ):

    i. All Dividends
    ii. Stock Splits
    iii. New Stock Issues
    iv. Reverse Splits
    v. Name Changes
    vi. Mergers
    vii. Acquisitions
    viii. Dissolutions
    ix. Bankruptcies
    x. Liquidations

2) Limited Investor Reporting:

a. Quarterly Un-audited Financial Statements to be emailed to within 30 days of the close of each business quarter. Company un-audited financial statements shall be privately distributed to all company investors (*not for public view or distribution*). All un-audited financial statements will be signed as "true and accurate" by the Chief Executive Officer and/or the Chief Financial Officer.

b. Corporate Actions: Certain corporate actions must be disclosed to all Investors no less than TEN calendar days prior to record date. All Corporate Actions will be published on the Company's Page on the Alternative Securities Market ( ):

    i. All Dividends
    ii. Stock Splits
    iii. New Stock Issues
    iv. Reverse Splits
    v. Name Changes
    vi. Mergers
    vii. Acquisitions
    viii. Dissolutions
    ix. Bankruptcies
    x. Liquidations

3) Non-Investor Reporting: (*limited to Residential Real Estate Clearinghouse, Commercial Mortgage Clearinghouse and Life Settlement Fund Market transactions where securities are issued as "asset backed / secured debt note transactions*).

a. Monthly Status of the Company Report to be mailed by the Company to all Shareholders each Calendar Month. The "State of the Company Letter" shall detail the current operational status of the Company (or investment), detail information that the CEO feel is

necessary for investors to know as it pertains to the future developments of the Company or the investor holdings.

b. Corporate Actions: Certain corporate actions must be disclosed to all Investors no less than TEN calendar days prior to record date. All Corporate Actions will be published on the Company's Page on the Alternative Securities Market ( ):

   i. All Dividends
   ii. Stock Splits
   iii. New Stock Issues
   iv. Reverse Splits
   v. Name Changes
   vi. Mergers
   vii. Acquisitions
   viii. Dissolutions
   ix. Bankruptcies
   x. Liquidations

All companies will supply the Alternative Securities Market with:

- Two (2) copies of all reports required, if submitted by mail; or
- A single electronic copy of each report required, if submitted electronically by email to

All required reports must be filed with the Alternative Securities Market on or before the date they are required to be published on the Company's page on the Alternative Securities Market.

Rule 9.4.0 – Listing Issuers of Companies whose Business Plan is to Complete One or More Acquisitions

Generally, the Alternative Securities Market will not permit the initial or continued listing of a company that has no specific business plan or that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

However, in the case of a company whose business plan is to complete an initial public offering and engage in a merger or acquisition with one or more unidentified companies within a specific period of time, the Alternative Securities Market will permit the listing if the company meets all applicable initial listing requirements, as well as the conditions described below.

1. At least 90% of the gross proceeds from the initial public offering be deposited in a trust account maintained by an independent trustee, an escrow account maintained by an "*insured depository institution*", as that term is defined in Section 3(c)(2) of the Federal Deposit Insurance Act or in a separate bank account established by a registered broker or dealer (*collectively, a "deposit account"*).

2. Within 36 months of the effectiveness of its initial public offering registration statement, or such shorter period that the company specifies in its registration statement or offering memorandum, the company must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the deposit account (*excluding any deferred underwriters fees and taxes payable on the income earned on the deposit account*) at the time of the agreement to enter into the initial combination.

3. Until the company has satisfied the condition in paragraph 2 above, each business combination must be approved by a majority of the company's directors.

4. Until the company has satisfied the condition in paragraph 2 above, each business combination must be approved by a majority of the shares of common stock voting at the meeting at which the combination is being considered.

5. Until the company has satisfied the condition in paragraph 2 above, shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (*net of taxes and amounts distributed to management for working capital purposes*) if the business combination is approved and consummated. A company may establish (*set no lower than 10% of the shares sold in the initial offering*) as to the maximum number of shares with respect to which shareholder, together with any affiliate of such shareholder or any person with whom such shareholder is acting as a "*group*" (*as such term is used in Sections 13(d) and 14(d) of the Act*), may exercise such conversion rights. For purposes of this paragraph (5), shareholders excludes officers and directors of the company, the founding shareholders of the company, and family members or affiliates of any of the foregoing persons.

Until the company completes a business combination where all conditions in paragraph 2 above are met, the company must notify the Alternative Securities Market about each proposed business combination. Following each business combination, the combined company must meet the requirements for initial listing. If the company does not meet the requirements for initial listing following a business combination or does not comply with one of the requirements set forth above, the Alternative Securities Market will issue a Delisting Determination and delist the company's securities.

9.5.0 – Business Combination with Non-Alternative Securities Market Entities Resulting in a Change of Control

A company must apply for initial listing in connection with a transaction whereby the company combines with a non-Alternative Securities Market listed company, resulting in a change of control of the company and potentially allowing the non-Alternative Securities Market company to obtain an Alternative Securities Market Listing. In determining whether a change of control has occurred, the Alternative Securities Market shall consider all relevant factors including, but not limited to:

- Changes in the Management;
- Changes to the Board of Directors;
- Changes in voting power;
- Changes in ownership; and
- The financial structure of the company

The Alternative Securities Market shall also consider the nature of the business and the relative size of the Alternative Securities Market listed company and the non-Alternative Securities Market company. The company must submit an application for the post-transaction entity with sufficient time to allow the Alternative Securities Market to complete its review before the transaction is completed. If the company's application for initial listing has not been approved prior to consummation of the transaction, the Alternative Securities Market will issue a Delisting Determination and Delist the company's securities.

9.6.0 – Bankruptcy and Liquidation

The Alternative Securities Market may use its discretionary authority to suspend or terminate the listing of a company that has filed for protection under any provision of the Federal Bankruptcy Laws or comparable foreign laws, or has announced that liquidation has been authorized by its board of directors and that it is committed to proceed, even though the company's securities otherwise meet all enumerated criteria for continued listing on the Alternative Securities Market. In the event that the Alternative Securities Market determines to continue the listing of such a company during a bankruptcy reorganization, the company shall nevertheless be required to satisfy all requirements for initial listing, upon emerging from bankruptcy proceedings.

9.7.0 – Code of Conduct

Each company shall adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available on the company's page on the Alternative Securities Market ( ). A code of conduct satisfying this Rule must comply with the definition of a "*Code of Ethics*" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002 ("*the Sarbanes-Oxley Act*") and any regulations promulgated thereunder. In addition, the code must provide for an enforcement mechanism. Any waivers of the code for directors or executive officers must be approved by the company's board of directors. Companies shall disclose such waivers within four business days by filing and distributing a Press Release through the ASMG DISCLOSURE & NEWS SERVICE.

Ethical behavior is required and expected of every corporate officer, director and employee of a listed company, whether or not a formal code of conduct exists. The requirement of a publicly available code of conduct applicable to all directors, officers and employees of a company is intended to demonstrate to investors that the Board of Directors and Management of the Alternative Securities Market has carefully considered the requirements of ethical dealing of a company, and to ensure that each company has put in place a system to ensure that they become aware of and take prompt action against any questionable behavior. For company personnel, a code of conduct with enforcement provisions provides assurance that reporting of questionable behavior is protected and encouraged, and fosters an atmosphere of self-awareness and prudent conduct.

Rule 9.7.0 requires companies to adopt a code of conduct complying with the definition of a "*code of ethics*" under Section 406(c) of the Sarbanes-Oxley Act of 2002 ("*the Sarbanes-Oxley Act*") and any regulations promulgated thereunder by the Commission. Thus, the code must include such standards as are reasonably necessary to promote the ethical handling of conflicts of interest, full and fair disclosure, and compliance with laws, rules and regulations, as specified by the Sarbanes-Oxley Act. However, the code of conduct required by Rule 9.7.0 must apply to all directors, officers and employees. Companies can satisfy this obligation by adopting one or more codes of conduct, such that all directors, officers and employees are subject to a code that satisfies the definition of a "code of ethics".

As the Sarbanes-Oxley Act recognizes, investors are harmed when real or perceived private interest of a director, officer or employee is in conflict with the interests of the company, as when the individual receives improper personal benefits as a result of his or her position with the company, or when the individual has other duties, responsibilities or obligations that run counter to his or her duty to the company. Also, the disclosures a company makes to the Alternative Securities Market are the essential source of information about the company for regulators and investors – there can be no question about the duty to make them fairly, accurately and timely.

Finally, illegal action must be dealt with swiftly and the violators reported to the appropriate authorities. Each code of conduct must require that any waiver of the code for executive officers or directors may be made only by the board of directors, and must be disclosed to shareholders, along with the reasons for the waiver. Any waivers of the code for directors or executive officers must be approved by the company's board of directors. Companies shall disclose such waivers within four business days by filing and distributing a Press Release through the ASMG DISCLOSURE & NEWS SERVICE. This disclosure requirement provides investors the comfort that waivers are not granted except where they are necessary and warranted, and that they are limited and qualified so as to protect the company and its shareholders to the greatest extent possible.

Each code of conduct must also contain an enforcement mechanism that ensures prompt and consistent enforcement of the code, protection for persons reporting questionable behavior, clear and objective standards for compliance, and a fair process by which to determine violations.

9.10.0 – Failure to Meet Listing Standards

Securities of a company that does not meet the listing standards set for forth in this Rule Book are subject to Delisting from, or denial of initial listing on the Alternative Securities Market. The Alternative Securities Market is responsible for identifying deficiencies that may lead to Delisting or Denial of a listing application; notifying the company of the deficiency or denial; and issuing Delisting Determinations.

When the Alternative Securities Market determines that a Company does not meet a Listing Standard as set forth in this Rule Book, it will immediately notify the company of the deficiency. As explained below in more detail, deficiency notifications are three types:

- *Alternative Securities Market Delisting Determination* – which are notifications of deficiencies, and unless appealed, are subject the company's to immediate suspension and delisting;
    - Inform the company of the factual bases for the Alternative Securities Market's determination of delisting, and the quantitative standard the company has failed to satisfy;
    - Provides the company with instruction regarding its obligation to disclose the deficiency under Alternative Securities Market Rules; and
    - Inform the company:
        - In the case of a Delisting Determination, the Company's securities will be suspended as of the date certain; the company has a right to appeal the Delisting Determination to the Board of Directors of the Alternative Securities Market, and that a request for appeal must be received by the Alternative Securities Market in writing within Seven Calendar Days. The Company's securities will remain suspended from all trading pending the appeal process.
    - A company that receives a notification of Delisting is required to make a public announcement disclosing receipt of the notification and the Rule(s) upon which the deficiency is based.
- *Alternative Securities Market Notifications of Deficiencies (Type I)*– allows a company to submit a plan of compliance for review by the Chief Executive Officer of the Alternative Securities Market. A decision for Delisting has not been made;
    - Inform the company of the factual bases for the Alternative Securities Market's determination of Deficiency, and the quantitative standard the company has failed to satisfy;
    - Provides the company with instruction regarding its obligation to disclose the deficiency under Alternative Securities Market Rules; and
    - Inform the company:
        - In the case of a Notice of Deficiency (Type I), the company may submit a plan of compliance for review by the Chief Executive Officer of the Alternative Securities Market.
        - The deadline by which a plan must be submitted
        - That if the required plan of compliance is not received by the required deadline, the company's securities may be subject to immediate suspension of trading and consideration for Delisting.

- A company that receives a notification of Deficiency is required to make a public announcement disclosing receipt of the notification and the Rule(s) upon which the deficiency is based. A company that receives a notification of deficiency related to the failure to file an Investor Reporting Document on the date in which the report was due is required to make the public announcement by issuing a press release disclosing receipt of the notification and the Rule(s) upon which the Deficiency is based, in addition to filing any required Investor Reporting items, OR providing a date that is within 30 days of the press release, when the report will be available to the public, and the reasons for such delay.

- *Alternative Securities Market Notifications of Deficiencies (Type II)* – a notice that allows for an automatic cure or compliance period. Alternative Securities Market Notifications of Deficiencies generally allow for submission or a compliance plan, or an automatic cure, or compliance period may result, after review by the Alternative Securities Market of the compliance plan or, expiration of the cure, or compliance period.

  - Inform the company of the factual bases for the Alternative Securities Market's determination of Deficiency, and the quantitative standard the company has failed to satisfy;

  - Provides the company with instruction regarding its obligation to disclose the deficiency under Alternative Securities Market Rules; and

  - Inform the company:

    - In the case of a Notice of Deficiency (Type II), of the compliance items required to be received or cured for the automatic cure, and details on the compliance period, and expiration date of the compliance period.
    - The deadline by which a compliance items are required.
    - That if the required information is not received by the required deadline, the company's securities may be subject to immediate suspension of trading and consideration for Delisting.

  - A company that receives a notification of Deficiency is required to make a public announcement disclosing receipt of the notification and the Rule(s) upon which the deficiency is based. A company that receives a notification of deficiency related to the failure to file an Investor reporting document on the date in which the report was due is required to make the public announcement by issuing a press release disclosing receipt of the notification and the Rule(s) upon which the Deficiency is based, in addition to filing any required Investor Reporting items, OR providing a date that is within 30 days of the press release, when the report will be available to the public, and the reasons for such delay.

For items requiring a review, after compiling all responses from a company to which notice has been served regarding an Alternative Securities Market Notification of Deficiency, the information will be presented to the Chief Executive Officer of the Alternative Securities Market, who will review all information, and make any determination about Continued Listing, Delisting or Denial of a Listing Application.

Should the Chief Executive Officer of the Alternative Securities Market find just cause for the company to be Delisted, the company will be served notice of the Delisting order, and the Delisting process will begin immediately.

- *Appeal*: Delisting Decisions may be appealed to the Board of Directors of the Alternative Securities Market for consideration. Requests for Appeals are required to be in writing, and submitted to the Alternative Securities Market Board of Directors by:

  By Email:

  By Fax:
  (213) 596-0492

  By Mail:
  Alternative Securities Market, Inc.
  Attn: Appeals
  4050 Glencoe Avenue
  Marina Del Rey, California 90292

  Appeals submitted to the Board of Directors of the Alternative Securities Market will be reviewed by all members of the Board of Directors, and a decision will be issued within 30 days of receipt of the request for Appeal.

Rule 9.11.0 – Re-Listing of a Company

A company that has been the subject of a Delisting must comply with the requirements for initial listing to be considered for re-listing. A company that has been suspended, but that has not been subject to a Delisting, shall be required to meet all compliance issues resulting in any suspension from trading, once all compliance items have been satisfied, the company will be allowed to continue trading.

Rule 9.12.0 – Voluntary Termination of Rights as an Issuer:

A Listed Issuer of the Alternative Securities Market may voluntarily terminate its rights as a Listed Issuer only by a written "*Voluntary Delisting Request*" addressed to the Alternative Securities Market's Secretary.

By Email:
[illegible]

By Fax:
(213) 596-0492

By Mail:
Alternative Securities Market, Inc.
Attn: Delisting
4050 Glencoe Avenue
Marina Del Rey, California 90292

Such Voluntary Delisting Request shall immediately take effect following the receipt of such written Voluntary Delisting Request.

Any Voluntary Delisting Request as a Listed Issuer does not relive the Listed Issuer from:

- Any and all indebtedness due the Alternative Securities Market (*Alternative Securities Market, Inc*), Alternative Securities Market, LLC or Alternative Securities Markets Group Corporation;
- Any Alternative Securities Market investigation or disciplinary action brought against the Listed Issuer; and
- Any examination of such Listed Issuer that may be process.

CHAPTER X
FEES & CHARGES

Rule 10.1.0 – Authority to Charge Fees and Other Charges

The Alternative Securities Market may prescribe such reasonable fees or other charges as it may, in its discretion, deem appropriate. Such fees and charges may include, but are not limited to:

- Initial Application Fees;
- Market Transaction Fees;
- Monthly Listed Issuer Fees;
- Filing Fees;
- And other fees as the Alternative Securities Market may determine.

ALL SUCH FEES AND CHARGES SHALL BE EQUITABLY ALLOCATED AMONG ALL MEMBERS, LISTED ISSUERS AND MARKET PROFESSIONALS.

Rule 10.2.0 – Regulatory Transaction Fee

The Alternative Securities Market may be required to pay certain fees to the Commission. To help fund the Alternative Securities Market's anticipated operating expenses and any obligations to the Commission, the Alternative Securities Market has incorporated a "*Transaction Fee*" to all investment transactions facilitated on the Alternative Securities Market.

Each transaction engaged on the Alternative Securities Market will be subject to a Transaction Fee of:

- **1/10th of 1% of the gross purchase of any securities.**

This amount is required to be paid by the party that sold the securities in the transaction. This Fee is subject to change at any time without notice.

Rule 10.3.0 – Schedule of Fees

The Alternative Securities Market will provide all Members, Listed Issuers and Market Professionals with notice of all relevant fees and charges of the Alternative Securities Market. Such notice may be made available to Members, Listed Issuers and Market Professionals on the Alternative Securities Market website ([illegible]), or its Parent Company's Website at ([illegible]).

CHAPTER XI
BUSINESS CONDUCT

Rule 11.1.0 – Adherence to Law

No Member, Listed Issuer or Market Professional shall engage in conduct in violation of the Securities Act, the Exchange Act, the Rules of the Alternative Securities Market, or the rules of any Clearing Corporation insofar as they relate to the reporting or clearance of any securities transaction, or any written interpretation thereof.

Every Member, Listed Issuer or Market Professional shall supervise any "*associated person*" with that Member, Listed Issuer or Market Professional is associated, as to assure the associated person's compliance therewith.

Rule 11.2.0 – Rumors

No Member, Listed Issuer, Market Professional or Associated Person associated with the Alternative Securities Market shall circulate, in any manner, rumors of a character which might affect market conditions in any security; provided, however that this rule shall not prohibit discussion of unsubstantiated information, so long as its source and unverified nature are disclosed.

Rule 11.3.0 – Prevention of the Misuse of Material Non-Public Information

A. Every Member, Listed Issuer and Market Professional shall establish, maintain and enforce written policies and procedures reasonably designed, taking into consideration the nature of the Member, Listed Issuer or Market Professional's business, to prevent the misuse of material non-public information by a Member, Listed Issuer or Market Professional, or by an associated person that is associated with a Member, Listed Issuer or Market Professional, that is in violation of the Federal Securities Laws or the Rules of the Alternative Securities Market.

B. Misuse of material non-public information includes, but is not limited to:

   a. Trading in any securities by a corporation, or in any related securities, while in possession of material non-public information concerning that corporation;

   b. Trading in an underlying security while in possession of material non-public information concerning imminent transactions in the underlying security or related securities; and

   c. Disclosing to another person any material non-public information involving a corporation whose shares are traded on the Alternative Securities Market, or another Over-the-Counter Securities Market or Regulated Market, or disclosing an imminent transaction in an underlying security, or related securities for the purpose of facilitating the possible misuse of such material non-public information.

C. Each Member, Listed Issuer and Market Professional shall establish, maintain and enforce the

following policies and procedures as appropriate for the nature of the Member, Listed Issuer or Market Professional's business:

a. All associated persons must be advised in writing of the prohibition against the misuse of material non-public information.

b. Signed attestations from the Member, Listed Issuer, Market Maker and all associated persons affirming each person's awareness of, and agreement by, the aforementioned prohibitions must be maintained for at least three (3) years, the first two (2) years in an easily accessible place.

D. ANY MEMBER, LISTED ISSUER, MARKET PROFESSIONAL OR ASSOCIATED PESON WHO BECOMES AWARE OF ANY POSSIBLE MISUSE OF MATERIAL NON-PUBLIC INFORMATION MUST PROMPTLY NOTIFY THE ALTERNATIVE SECURITIES MARKET.

Rule 11.4.0 – Regulatory Cooperation

A. The Alternative Securities Market may enter into agreements that provide for the exchange of information and other forms of mutual assistance for market surveillance, investigative enforcement and other regulatory purposes, which domestic and foreign self-regulatory organization, as well as associations and contract markets and the regulators of such markets.

B. No Member, Listed Issuer, Market Professional or Associated Person subject to the jurisdiction of the Alternative Securities Market shall refuse to appear and testify before the any self-regulatory organization in connection with a regulator investigative, examination or disciplinary proceeding, or refuse to furnish documentary materials, or other information, or otherwise impede or delay such investigation, examination or disciplinary proceeding if the Alternative Securities Market, or a self-regulatory organization requests such information or testimony in connection with an inquiry resulting from an agreement entered into by the Alternative Securities Market pursuant to paragraph (a) of this Rule. The requirements of this paragraph B shall apply regardless whether the Alternative Securities Market has itself initiated an investigation or disciplinary proceeding.

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Organization Remington Energy Group, LLC	
B	Operating Agreement Remington Energy Group, LLC	
C	Articles of Conversion Remington Energy Group Corporation	
D	Certificate of Amendment to the Articles of Incorporation Remington Energy Group Corporation	
E	Certificate of Designation for Nevada Profit Corporations Remington Energy Group Corporation	
F	Cover Letter for Log Analysis Report Dan A. Billman, P.G., C.P.G., BGC, Inc.	
G	D&S Energy Release of Information Agreement D&S Energy Corporation	
H	Subscription Agreement Remington Energy Group Corporation	
I	Broker-Dealer & Market Listing Agreement Remington Energy Group Corporation & Alternative Securities Markets Group	
J	California Broker-Dealer Filing Alternative Securities Market, LLC (Filed February 2015)	
K	Legal Opinion Letter	
L	Copy of Company page at: http://www.AlternativeSecuritiesMarket.com	
M	Qualification Letter	To Be Filed Later

PDF Copies of all Exhibits available on the Remington Energy Group Company Page at:

http://www.AlternativeSecuritiesMarket.com (access also through http://www.ASMGCorp.com)

EXHIBIT A

ARTICLES OF ORGANIZATION
Of
Remington Energy Group LLC

Know all men by these presents

The undersigned, for the purpose of forming a Limited Liability Company under the laws of the State of Nevada, pursuant to NRS 86:

Do hereby certify that:

Article 1

The name of the Limited Liability Company is Remington Capital Group LLC ("the Company")

Article 2

The period of existence of the Company is perpetual, unless the Company is dissolved in accordance with the provisions as set forth in the Operating Agreement

Article 3

The Resident Agent of the Company is located at 737 James Ln #7499, Incline Village, NV 89451

Article 4

Upon the death, insanity, retirement, resignation, expulsion, bankruptcy or dissolution of a member or occurrence of any other event which terminates a members continued membership in the Company, the business of the Company may continue at the intermediacy of the remaining members by a majority vote of all remaining members within ninety days of the happening of the event and there are at least two remaining members.

Article 5

Addition of, transfer of, assignment of and/or pledge of any membership interests in the Company are subject to restrictions, in accordance with the provisions as set forth in the Operating Agreement.

Article 6

Managers shall manage the Company and their number shall not be less than one (1). The number of Managers of the Company may be fixed from time to time in accordance with the Operating Agreement of the Company. The initial Managers are to serve until the first annual meeting of the Members or until their successors are elected and shall qualify. The names and addresses of the initial Managers are:

Wes Johnson — PO Box 7499
Incline Village, NV 89450

Article 7

No Manager of the Company shall have personal liability for damages for breach of any fiduciary duty as Manager of the Company by its Members or any other person except for acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law.

Article 8

The purpose of the Company shall be to acquire, own, sell, invest in, trade, manage, finance, refinance, exchange or otherwise dispose of stocks, securities, partnership interests, CD's, mutual funds, commodities and any or all investments whatsoever, that the Manager may from time to time deem to be in the best interest of the Company, Additionally, the Company is authorized to engage in any other activities as related or incidental to the foregoing purposes as well as conduct any associated lawful business or enterprise. The Company may conduct all or any art of its business, and may hold, purchase, mortgage, lease and convey real and/or personal property, anywhere in the world.

Article 9

The name and address of the Organizer is as follows:

Wes Johnson
PO Box 7499
Incline Village, NV 89450

Article 10

Any action required to be taken at any annual or special meeting of Members or Managers, may be taken without a meeting and without special prior notice, if a consent in writing, dated, and setting out the action taken, is signed by the holders of all Membership Interests, or all Managers, as the case may be.

The undersigned, for the purpose of forming a Limited Liability Company under the laws of the State of Nevada, do make, file and record this Certificate, and do certify that the facts herein stated are true and I have accordingly set my hand and seal this day:___________________________________.

____
Wes Johnson

State of California }

Santa Barbara County }

On this ______day of ____________, 2013, personally appeared before me, a notary public, ________________________, who acknowledged the he executed the above instrument.

____
Notary Public

EXHIBIT B

OPERATING AGREEMENT

This Operating Agreement, dated as of March 27, 2012 by and among the undersigned parties who by their execution of this Operating Agreement have become Members of Remington Energy Group LLC, a Nevada Limited Liability Company ("Company"), provides as follows

RECITALS:

_ The undersigned parties have caused the Company to be organized as a Limited Liability Company under the laws of the State of Nevada effective as of the date hereof, and they wish to enter into this Operating Agreement in order to set forth the Terms and Conditions on which the management, business and financial affairs of the Company shall be conducted.

AGREEMENT:

Now, therefore, in consideration of the foregoing recitals and the mutual promises, covenants and conditions herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.01 The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

(A) "ACT" shall mean Chapter 86 of the Nevada Revised Statues as amended and in force form time to time.

(B) "ARTICLES" shall mean the Articles of Organization of the Company, as amended and in force from time to time.

(C) "CAPITAL CONTRIBUTION" shall mean any contribution to the capital of the Company by a Member in cash, property, or services, or a binding obligation to contribute cash, property or services, whenever made.

(D) "INITITAL CAPITAL CONTRIBUTION" shall mean the initial contribution to the capital of the Company by a founding member, as determined pursuant to Section 6.01 hereof.

(E) "CODE" shall mean the Internal Revenue Code or corresponding provisions of subsequent superseding federal revenue laws.

(F) "Company" shall refer to Remington Energy

(G) Group LLC

(H) "ENTITY" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or other association.

(I) "MANAGER" shall mean a manager of the company, whose rights, powers and duties are specified in Article V hereof.

(J) "MEMBER" shall mean each person that is identified as an initial Member in Article III hereof or is admitted as a Member (either as a transferee of a membership interest or as an additional member) as provided in Article VIII hereof. A person shall cease to be a Member at such time as he no longer owns any membership interest.

(K) "MEMBER-MANAGER" shall mean a Manager who is a Member who owns at lease a one percent interest in each material item of the Company's income, gain, loss, deduction, or credit. Notwithstanding this definition of "Member-Manager", a Member may be a Manager of the Company without meeting these requirements, but any such Member shall not qualify as a "Member-Manager" under this Agreement.

(L) "MEMBERSHIP INTEREST" shall mean the ownership interest of a Member in the Company, which may be expressed as a percentage. The membership interests may be recorded from time to time on a schedule attached to the Operating Agreement.

(M) "OPERATING AGREEMENT" shall mean this Operating Agreement, as originally executed and as amended from time to time.

(N) "PERSON" shall mean any natural person or entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such person where the context so admits.

ARTICLE II
PURPOSES AND POWERS OF COMPANY

2.01 PURPOSES The Purposes of the Company shall be to:

(A) Buy, take leases of or otherwise acquire, hold, own, use, improve, develop, cultivate, grant, bargain, sell, convey, lease, mortgage, or otherwise dispose of, and in all respects deal in and with real properties, improved or unimproved and any interests and rights therein that the Managers may from time to time deem to be in the best interests of the Company.

(B) Acquire, own, buy, sell, invest in, trade, manage, finance, refinance, exchange, or otherwise dispose of stocks, securities, partnership interests, CDs, mutual funds, commodities, and any and all investments whatsoever, that the Managers from time to time deem to be in the best interests of the Company, and:

(C) Engage in and carry on any other lawful business whatsoever which may seem, to the Managers, capable of being carried on in connection with the foregoing purposes and powers or calculated directly or indirectly to promote the interests of the Company or to enhance the value of its properties and holdings.

2.02 POWERS The Company shall have all powers and rights of a Limited Liability Company organized under the Act, to the extent such powers and rights are not proscribed by the Articles.

ARTICLE III
FOUNDING MEMBERS PRINCIPAL OFFICE

3.01 NAMES AND ADDRESSES OF FOUNDING MEMEBERS The names and addresses of the founding members are as follows:

Wes Johnson
PO Box 7499
Incline Village, NV 89450

3.02 PRINCIPAL OFFICE The principal office of the Company in the State of Nevada shall be Incline Village, the office of the Resident Agent. The Company may have such other offices, either within or without the State of Nevada as the Managers may designate or as the business of the Company may from time to time require.

ARTICLE IV
MEMBERS

4.01 IN GENERAL The Members shall not be entitled to participate in the day to day affairs and management of the Company, but instead, the Members' right to vote or otherwise participate with

respect to matters relating to the Company shall be limited to those matters as to which the express terms of the Act, the Articles or this Operating Agreement vest in the Members the right to so vote or otherwise participate.

4.02 ACTIONS REQUIRING APPROVAL OF MEMBERS

(A) Notwithstanding any other provision of this Operating Agreement, the approval of Members shall be required in order for any of the following actions to be taken on behalf on the Company:

(I) Amending the Articles or this Operating Agreement in any manner that materially alters the preferences, privileges or relative rights of the Members.
(II) Electing the Managers as provided in Article V hereof.
(III) Taking any action which would make it impossible to carry on the ordinary business of the Company.
(IV) Confessing a judgment against the Company in excess of $5,000.
(V) Loaning Company funds in excess of $25,000 or for a term in excess of one year to any Member.
(VI) Filing or consenting to filing a petition for or against the Company under any federal or state bankruptcy, insolvency or reorganization act.

(B) Unless the express terms of this Operating Agreement specifically provide otherwise, the affirmative vote of the Members holding a majority of the membership interests shall be necessary and sufficient in order to approve or consent to any of the matters set forth in Section 4.02(A) above or any other matters that require the approval or consent of the Members.

4.03 ACTION BY MEMBERS In exercising their rights as provided above, the Members shall act collectively through meetings and/or written consents as provided in this Article.

4.04 ANNUAL MEETING An annual meeting of the Members shall be held on the last Wednesday in August of each year at 10:00 A.M. or at such other time as shall be determined by the Managers for the purpose of the transaction of such business as may come properly before the meeting.

4.05 SPECIAL MEETINGS Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, maybe called by the Managers, and shall be called by the Managers at the request of any two Members, or such lesser number of Members as are Members in the Company.

4.06 PLACE OF MEETING The place of any meeting of the Members shall be the operations office of the company, unless another place, either within or without the State of Nevada, is designated by the Managers.

4.07 NOTICE OF MEETINGS Written notice stating the place, day and hour of any meeting of the Members and, if a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the Managers, to each Member, unless the Act or the Articles require different notice.

4.08 CONDUCT OF MEETINGS All meetings of the Members shall be presided over by a chairperson of the meeting, who shall be a Manager, or a Member designated by the Managers. The chairperson of any meeting of the Members shall determine the order of business and the procedure at the meeting, including regulation of the Manager of Voting and the conduct of discussion, and shall appoint a secretary of such meeting to take minutes thereof.

4.09 PARTICIPATION BY TELEPHONE OR SIMILAR COMMUNICATIONS Members may participate and hold a meeting by means of conference telephone or similar communications equipment by means of which all Members participating can hear and be heard, and such participation shall constitute attendance and presence in person at such meeting.

4.10 WAIVER OF NOTICE When any notice of a meeting of the Members is required to be given, a waiver thereof in writing signed by a Member entitled to such notice, whether given before, at, or after the time of the meeting as sated in such notice, shall be equivalent to the proper giving of such notice.

4.11 ACTION BY WRITTEN CONSENT Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if one or more written consents to such action are signed by the Members who are entitled to vote on the matter set forth in the consents and who constitute the requisite number or percentage of such Members necessary for adoption or approval of such matter on behalf of the Company. By way of example and not limitation, the Members holding a majority of the membership interests may take action as to any matter specified in Section 4.02 hereof by signing one or more written consents approving such action, without obtaining signed written consents from any other Members. Such consent or consents shall be filed with the Minutes of the Meetings of the Members. Action taken under this Section shall be effective when the requisite Members have signed the consent or consents, unless the consent or consents specify a different effective date.

ARTICLE V
MANAGERS

5.01 POWERS OF MANAGER Except as expressly provided otherwise in the Act, the Articles or this Operating Agreement, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by, one or more Managers. The powers so exercised shall include but not be limited to the following:

(A) Entering into, making and performing contracts, agreements and other undertakings binding the Company that may be necessary, appropriate or advisable in furtherance of the purposes of the Company.

(B) Opening and maintaining bank accounts, investment accounts and other arrangements, drawing checks and other orders for the payment of money, and designating individuals with authority to sign or give instructions with respect to those accounts and arrangements. Company funds shall not be commingled with funds from other sources and shall be used solely for the business of the Company.

(C) Collecting funds due to the Company.

(D) Acquiring, utilizing for the Company's purposes, maintaining and disposing of any assets of the Company.

(E) To the extent that funds of the Company are available therefore, paying debts and obligations of the Company.

(F) Borrowing money or otherwise committing the credit of the Company for Company activities, and voluntarily prepaying or extending any such borrowings.

(G) Employing from time to time persons, firms or corporations for the operation and management of various aspects of the Company's business, including, without limitation, managing agents, contractors, subcontractors, architects, engineers, laborers, suppliers, accountants and attorneys on such terms and for such compensation as the Managers shall determine, notwithstanding the fact that the Managers or any Member may have a financial interest in such firms or corporations.

(H) Making elections available to the Company under the Code.

(I) Obtaining general liability, property and other insurance for the Company, as the Managers deem proper.

(J) Taking such actions as may be directed by the Members in furtherance of their approval of any matter set forth in Section 4.02 thereof.

(K) Doing and performing all such things and executing, acknowledging and delivering any and all such instruments as may be in furtherance of the Company's purposes and necessary and appropriate to the conduct of its business.

5.02 ELECTION, ETC. OF MANAGERS

(A) The Members hereby unanimously elect Wes Johnson as the initial Manager(s) of the Company, to serve until the first annual meeting of the Members and until their respective successors shall be duly elected and qualified.

(B) The Members shall elect one or more persons as Manager(s) at each annual meeting of the Company to serve until the next annual meeting of the Company and until their respective successors are duly elected and qualified. In addition, if any person resigns or otherwise vacates the Office of Manager, the Members shall elect a replacement Manager to serve the remaining term of such office, unless one or more other persons then serve as Managers and the Members determine not to fill such vacancy. A person may be removed as a Manager by the Members with or without cause at any time. A manager may, but shall not be required to, be elected from among the Members. A Manager may be a natural person or an entity. Notwithstanding any of the foregoing provisions, the rights of the Members to elect and remove Managers shall be subject to the restrictions set forth in the Section 5.03 hereof.

5.03 VOTING AGREEMENT For so long as the "Founding Members" are Members and have not consented otherwise in writing, each Member agrees at all times to vote their entire membership interest (whether in the election of Managers or in any vote to remove a Manager) so as to cause the Founding Members, or such person(s) whom they designate by mutual agreement, to be the sole and exclusive Manager(s) of the Company. If any of the Founding Members ceases to be a Member, and the other Founding Member(s) continues as a Member, each Member hereby agrees at all times to vote their entire membership interest (whether in the election of Managers or any vote to remove a Manager) so as to cause the Founding Member(s) who continues to be a Member, and his designee, if any, to be the sole and exclusive Manager(s) of the Company. At such time as all of the Founding Members have ceased to be Members, the covenants contained in this Section shall terminate.

5.04 ACTION BY TWO OR MORE MANAGERS Unless otherwise expressly provided by the Act, the Article, or the terms of this Operating Agreement, the vote, approval or consent of a majority of the Managers, determined on a per capita basis, shall be necessary and sufficient for the Managers to take any action on behalf of the Company that the Managers are authorized to take pursuant to the Act, the Articles or this Operating Agreement.

5.05 EXECUTION OF DOCUMENTS AND OTHER ACTIONS the Managers may delegate to one or more of their number the authority to execute any documents or take any other actions deemed necessary or desirable in furtherance of any action that they have authorized on behalf of the Company as provided in Section 5.04 hereof.

5.06 SINGLE MANAGER If at any time there is only one person serving as Manager, such Manager shall be entitled to exercise all powers of the Managers set forth in this Section, and all references in this Section and otherwise in this Operating Agreement to "Managers" shall be deemed to refer to such single Manager.

5.07 RELIANCE BY OTHER PERSONS Any person dealing with the Company, other than a Member, may rely on the authority of a particular Manager or Mangers in taking any action in the name of the Company, if such Manager or Mangers provide to such person a copy of the applicable provision of this Operating Agreement and/or the resolution or written consent of the Managers or Members granting such authority, certified in writing by such Manager or Managers to be genuine and correct and not to have been revoked, superseded or otherwise amended.

5.08 MANAGER'S EXPENSES AND FEES A Manager shall be entitled, but not required, to receive a reasonable salary for services rendered on behalf of the Company or in his capacity as a Manager. The amount of such salary shall be determined by the Managers and consented to by the Members, which consent shall not be unreasonably withheld. The Company shall reimburse any Manager for reasonable out-of-pocket expenses that were or are incurred by the Manager on behalf of the Company with respect to the star-up or operation of the Company, the on-going conduct of the Company's business, or the dissolution and winding up of the Company and its business.

5.09 COMPETITION During the existence of the Company, the Managers shall devote such time to the business of Company as may reasonably be required to conduct its business in an efficient and profitable manner. The Managers, for their own account and for the account of others, may engage in business ventures, including the acquisition of real estate properties or interests therein and the development, operation, management and/or syndication of real estate properties or interests therein, which may compete with the business of the Company. Each Member hereby expressly consents to the continued and future ownership and operation by the other Members or the Managers of such properties and waives any claim for damages or otherwise, or rights to participate therein or with respect to the operation and profits or losses thereof.

5.10 INDEMNIFICATION The Company shall indemnify each Manager, whether serving the Company or, at its request, any other entity, to the full extent permitted by the Act. The foregoing rights of indemnification shall not be exclusive of any other rights to which the Managers may be entitled. The Managers may, upon the approval of the Members, take such action as is necessary to carry out these indemnification provisions and may adopt, approve and amend from time to time such resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law.

5.11 LIABILITY OF MANAGERS So long as the Managers act in good faith with respect to the conduct of the business and affairs of the Company, no Manager shall be liable or accountable to the Company, or to any of these Members, in damages or otherwise, for any error of judgment, for any mistake of fact or of law, or for any other act or thing that he may do or refrain from doing in connection with the business and affairs of the Company, except for willful misconduct or gross negligence or breach of fiduciary duty, and further except for breaches of contractual obligations or agreements between the Managers and the Company.

ARTICLE VI
CONTRIBUTIONS TO THE COMPANY AND DISTRIBUTIONS

6.01 INITIAL CAPITAL CONTRIBUTIONS Each Founding Member, upon execution of this Operating Agreement, shall make an initial capital contribution in the amount of $5,000. The initial capital contribution to be made by any person who hereafter is admitted as a Member and acquires his membership interest from the Company shall be determined by the Members.

6.02 ADDITIONAL CAPITAL CONTRIBUTIONS No Member shall be required to make any capital contributions in addition to his initial capital contribution. The Founding Members, as defined in Section 5.03, may make additional capital contributions to the Company with the consent of the Members. Otherwise, the Members may make additional capital contributions to the Company only if such additional capital contributions are made pro rata by all the Members or all the Members consent in writing to any non-pro rata contribution. The fair market value of any property other than cash or widely traded securities to be contributed as an additional capital contribution shall be (A) agreed upon by the

contributing Member and a majority in interest of the Members before contribution, or (B) determined by a disinterested appraiser selected by the Managers.

6.03 INTERESTS AND RETURN OF CAPITAL CONTRIBUTION No member shall receive any interest on his capital contribution. Except as otherwise specifically provided for herein, the Members shall not be allowed to withdraw or have refunded any part of their capital contribution.

6.04 LOANS TO THE COMPANY If the Company has insufficient funds to meet its obligations as they come due and to carry out its routine, day-to day affairs, then, in lieu of obtaining funds from third parties or selling its assets to provide required funds, the Company may, but shall not be required to, borrow necessary funds from one or more of the Members as designated by the Managers, provided that the terms of such borrowing shall be commercially reasonable and the Company shall not pledge its assets to secure such borrowing.

6.05 DISTRIBUTIONS All distributions of cash or other property (except upon the Company's dissolution, which shall be governed by the applicable provisions of the Act and Article IX hereof) shall be made to the Members in proportion to their respective membership interests. All distributions of cash or property shall be made at such time and in such amounts as determined by the Managers. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member or Members pursuant to this Section.

6.06 ALLOCATIONS Except as otherwise provided in Section 6.07 hereof, all items of income, gain, loss, deduction and credit, whether resulting from the Company's operations or in connection with its dissolution, shall be allocated to the Members for federal, state and local income tax purposes in proportion to their respective membership interests.

6.07 ALLOCATION WITH RESPECT TO PROPERTY If, at any time during the Company's existence, any Member contributes to the Company property with an adjusted basis to the contributing Member which is more or less than the agreed fair market value and such property is accepted by the Company at the time of its contribution, the taxable income, gain, loss, deductions and credits with respect to such contributed property for tax purposes only (but not for purposes of calculating the Members' respective capital accounts) shall be shared among the Members so as to take account of the variation between the basis of the property to the Company and its agreed fair market value at the time of contribution, pursuant to Section 7.04(c) of the Code.

ARTICLE VII
RECORDS, REPORTS, ETC.

7.01 RECORDS The Company shall maintain and make available to the Member its records to the extent provided in the Act.

7.02 FINANCIAL AND OPERATING STATEMENTS AND TAX RETURNS Within seventy-five (75) days from close of each fiscal year of the Company, the Managers shall cause to be delivered to each Member a statement setting forth such Member's allocable share of all tax items of the Company for such year, and all such other information as may be required to enable each Member to prepare his federal, state and local income tax returns in accordance with all then applicable laws, rules and regulations. The Manager salso shall cause to be prepared and filed all federal, state and local income tax returns required of the Company for each fiscal year.

7.03 BANKING The funds of the Company shall be kept in one or more separate bank accounts in the name of the Company in such banks or other federally insured depositories as may be designated by

the Managers, or shall otherwise be invested in the name of the Company in such manner and upon such terms and conditions as may be designated by the Managers. All withdrawals from any such bank accounts or investments established by the Managers hereunder shall be made on such signature or signatures as may be authorized from time to time by the Manager(s). Any account opened by the Managers for the Company shall not be commingled with other funds of the Managers or interested persons.

ARTICLE VIII
ASSIGNMENT, RESIGNATION

8.01 ASSIGNMENT GENERALLY Each Member hereby covenants and agrees that they will not sell, assign, transfer, mortgage, pledge, encumber, hypothecate or otherwise dispose of all or any part of their interest in the Company to any person, firm, corporation, trust or other entity without first offering in writing to sell such interest to the Company. The Company shall have the right to accept the offer at any time during the 30 days following the date on which the written offer is delivered to the Company. The consent of all the Managers shall be required to authorize the exercise of such option by the Company. If the Company shall fail to accept the offer within the 30 day period, such interest may during the following 60 days be disposed of free of the restrictions imposed by this Operating Agreement; provided, however, that the purchase price for such interest shall not be less and the terms of purchase for such interest shall not be more favorable than the purchase price and terms of purchase that would have been applicable to the Company had the Company purchased the interest. Any interest not so disposed of within the 60-day period shall thereafter remain subject to the terms of this Operating Agreement. Notwithstanding the preceding sentence, no assignee of a membership interest shall become a Member of the Company except upon the consent of a majority of the non-assigning Member-Managers; or, if there are no Member-Managers, upon the consent of a majority of the non-assigning Members.

8.02 GIFT TO FAMILY MEMBER Not withstanding Section 8.01, a Member shall not be required to offer to sell his membership interest to the Company prior to transferring his membership interest to his spouse or any of his descendents, or to a Trust the sole beneficiaries of which are one or more of his spouse and his descendents, provided that such transfer is by way of gift or testamentary or in testate succession. Notwithstanding the preceding sentence, no assignee of a membership interest by way of gift shall become a Member of the Company except upon the consent of a majority of the non-assigning Member-Managers; or, if there are no non-assigning Member-Managers, upon the consent of a majority of non-assigning Members.

8.03 ABSOLUTE PROHIBITION Notwithstanding any other provision in the Article VIII, the membership interest of a Member, in whole or in part, or any rights to distributions therefrom, shall not be sold, exchanged, conveyed, assigned, pledged, hypothecated, subjected to a security interest or otherwise transferred or encumbered, if, as a result thereof, the Company would be terminated for federal income tax purposes in the opinion of counsel for the Company or such action would result in a violation of federal or state securities laws in the opinion of counsel for the Company.

8.04 RESIGNATION Any Member may elect to withdraw from the Company and to sell his entire interest in the Company to the Company at any time by serving written notice of such election upon the Company. Such notice shall set forth the date upon which such withdrawal shall become effective (the "effective date"), which shall not be less than 60 days and not more than 90 days from the date of such notice. The purchase price for withdrawing Member's membership interest in the Company shall be $1.00.

8.05 EFFECT OF PROHIBITED ACTION Any transfer or other action in violation of this Article shall be void and of no force or effect whatsoever.

ARTICLE IX
DISSOLUTION AND TERMINATION

9.01 EVENTS OF DISSOLUTION The Company shall be dissolved upon the first to occur of the following

(A) Any event that under the Articles requires dissolution of the Company;

(B) The unanimous written consent of the Members to the dissolution of the company;

(C) The bankruptcy of a Member-Manager unless the Company is continued by the consent of a majority in interest of the remaining Members. If there are no remaining Member-Managers, then the bankruptcy of a Member shall cause the Company to be dissolved unless the Company is continued with the consent of a majority in interest of the remaining Members;

(D) The entry of a decree of judicial dissolution of the Company as provided in the Act, and

(E) Any event not set forth above that under the Act requires dissolution of the Company.

9.02 LIQUIDATION Upon the dissolution of the Company, it shall wind up its affairs and distribute its assets in accordance with the Act by either or a combination of both of the following methods as the Members shall determine:

(A) Selling the Company's assets and, after the payment of Company liabilities, distributing the net proceeds therefrom to the Members in proportion to their membership interests and in satisfaction thereof, and/or

(B) Distributing the Company's assets to the Members in kind with each Member accepting an undivided interest in the Company's assets, subject to its liabilities, in satisfaction of his membership interest. The interest conveyed to each Member in such assets shall constitute a percentage of the entire interests in such assets equal to such Member's membership interest.

9.03 ORDERLY LIQUIDATION A reasonable time as determined by the Managers not to exceed eighteen (18) months shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to the creditors so as to minimize any losses attendant upon dissolution.

9.04 DISTRIBUTIONS Upon liquidation, the Company assets (including any cash on hand) shall be distributed in the following order and in accordance with the following priorities;

(A) First, to the payment of the debts and liabilities of the Company and the expenses of liquidation, including a sales commission to the selling agent, if any; then

(B) Second, to the setting up of any reserves that the Managers (or the person or persons carrying out the liquidation) deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company. At the expiration of such period as the Managers (or the person or persons carrying out the liquidation) shall deem advisable, but in no event to exceed eighteen (18) months, the Company shall distribute the balance thereof in the manner provided in the following subsection; then

(C) Third, to the Members in proportion to their respective membership interests.

(D) In the event of a distribution in liquidation of the Company's property in kind, the fair market value of such property shall be determined by a qualified and disinterested M.A.I appraiser, selected by the Managers (or the person or persons carrying out the liquidation), and each Member shall receive an undivided interest in such property equal to the portion of the proceeds to which he would be entitled under the immediately preceding subsection if such property were sold at such fair market value.

9.05 TAXABLE GAIN OR LOSS Taxable income, gain or loss from the sale or distribution of Company property incurred upon or during liquidation and termination of the Company shall be allocated to the Members as provided in Section 6.06 above.

9.06 NO RECOURSE AGAINST MEMBERS Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of his capital contribution, if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the capital contribution of each Member, such Member shall have no recourse against any other Member.

ARTICLE X
MISCELLANEOUS PROVISIONS

10.01 ATTORNEYS' FEES In the event any Member brings an action to enforce any provisions of this Operating Agreement against the Company or any other Member, whether such action is at law, inequity or otherwise, the prevailing party shall be entitled, in addition to any other rights or remedies available to it, to collect from the non-prevailing party or parties the reasonable costs and expenses incurred in the investigation preceding such action and the prosecution of such action, including but not limited to reasonable attorney's fees and court costs.

10.02 NOTICES Whenever, under the provisions of the Act or other law, the Articles or this Operating Agreement, notice is required to be given to any person. It shall not be construed to mean exclusively personal notice unless otherwise specifically provided, but such notice may be given in writing, by mail, addressed to the Company at its principal office from time to time and to any other person at his address as it appears on the records of the Company from time to time, with postage thereon prepaid. Any such notice shall be deemed to have been given at the time it is deposited in the United States mail. Notice to a person may also be given personally or by telegram or facsimile sent to his address as it appears on the records of the Company. The addresses of the initial Members as shown on the records of the Company shall originally be those set forth in Article III thereof. Any person may change his address as shown on the records of the Company by delivering written notice to the Company in accordance with this Section.

10.03 APPLICATIONS OF NEVADA LAW This Operating Agreement, and the interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Nevada, without reference to its choice of law provisions, and specifically the Act.

10.04 AMENDMENTS No amendment or modification of the Operating Agreement shall be effective except upon the unanimous written consent of the Members.

10.05 CONSTRUCTION Whenever the singular person is used in this Operating Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and vice versa.

10.06 HEADINGS The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

10.07 WAIVERS The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

10.08 RIGHTS AND REMEDIES CUMULATIVE The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

10.09 SEVERABILITY If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

10.10 HEIRS, SUCCESSORS, AND ASSIGNS Each and all of the covenants , terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

10.11 CREDITORS None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditor of the Company.

10.12 COUNTERPARTS This Operating Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

10.13 ENTIRE AGREEMENT This Operating Agreement sets forth all of the promises, agreements, conditions and understandings between the parties respecting the subject matter hereof and supersede all prior negotiations, conversations, discussions, correspondence, memoranda and agreements between the parties concerning such subject matter.

The undersigned, representing all of the members of the Company, hereby agree, acknowledge and certify that the foregoing Operating Agreement constitutes the sole and entire Operating Agreement of the Company, unanimously adopted by the Members of the Company.



Wes Johnson, Managing Member

ATTEST:



EXHIBIT C

140301

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature]	20130585536-48
Ross Miller Secretary of State State of Nevada	Filing Date and Time 09/04/2013 8:51 AM
	Entity Number E0178162012-9

Articles of Conversion

(PURSUANT TO NRS 92A.205)

Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion
(Pursuant to NRS 92A.205)

1. Name and jurisdiction of organization of constituent entity and resulting entity:

Remington Energy Group LLC
Name of constituent entity

Nevada
Jurisdiction

LLC
Entity type *

and,

Remington Energy Group Corporation
Name of resulting entity

Nevada
Jurisdiction

C Corporation
Entity type *

2. A plan of conversion has been adopted by the constituent entity in compliance with the law of the jurisdiction governing the constituent entity.

3. Location of plan of conversion: (check one)

- [X] **The entire plan of conversion is attached to these articles.**
- [ ] **The complete executed plan of conversion is on file at the registered office or principal place of business of the resulting entity.**
- [ ] **The complete executed plan of conversion for the resulting domestic limited *partnership is* on file at the records office required by NRS 88.330.**

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust .

This form must be accompanied by appropriate fees.

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Conversion

(PURSUANT TO NRS 92A.205)

Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

4. Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the resulting entity in the conversion):

Attn: Wes Johnson

c/o: Wes Johnson
Remington Energy Group Corporation
PO Box 7499
Incline Village, NV 89450

5. Effective date and time of filing: (optional) (must not be later than 90 days after the certificate is filed)

Date: August 23, 2013 **Time:** 9:10 AM

6. Signatures - must be signed by:

1. If constituent entity is a Nevada entity: an officer of each Nevada corporation; all general partners of each Nevada limited partnership or limited-liability limited partnership; a manager of each Nevada limited-liability company with managers or one member if there are no managers; a trustee of each Nevada business trust; a managing partner of a Nevada limited-liability partnership (a.k.a. general partnership governed by NRS chapter 87).

2. If constituent entity is a foreign entity: must be signed by the constituent entity in the manner provided by the law governing it.

Remington Energy Group LLC

Name of *constituent* entity

X [signature] Managing Member 08/23/2013

Signature **Title** **Date**

* Pursuant to NRS 92A.205(4) if the conversion takes effect on a later date specified in the articles of conversion pursuant to NRS 92A.240, the constituent document filed with the Secretary of State pursuant to paragraph (b) subsection 1 must state the name and the jurisdiction of the constituent entity and that the existence of the resulting entity does not begin until the later date. **This statement must be included within the resulting entity's articles.**

FILING FEE: $350.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

ARTICLES OF INCORPORATION
WITH STATEMENT OF CONVERSION

Article I

The name of this Corporation is: Remington Energy Group Corporation

Article II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of Nevada other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the Nevada Corporation Code.

Article III

The name and address in the State of Nevada of the Corporation's initial agent for service of process is:

Mr. Wes Johnson, 737 James Lane, #7499, Incline Village, Nevada 89450

Article IV

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 100,000,000, with a par value of $0.001 per share.

Article V

The name of the converting Nevada Limited Liability Company is Remington Energy Group, LLC. The limited liability company's Secretary of State's file number is E0178162012-9. The principal plan of conversion was approved by the vote of the members, which equaled or exceeded the vote required under Nevada GENERAL CORPORATION LAW. There is one class of members entitled to vote and the percentage vote required is a majority in interest of the members. The limited liability company is converting into a Nevada Stock Corporation.

Acknowledgement

It is hereby declared that I am the person(s) who executed this instrument, which execution is my act and deed.

Mr. Wes Johnson, Managing Partner of Remington Energy Group, LLC and Incorporator

Remington Energy Group Corporation

4. Names and Addresses of the Board of Directors

Donald White
8940 Benson Ave, Unit B Montclair, CA 91763

Brent Johnson
4745 NE 24th Ave Portland, OR 97211

Steven J Muehler
26500 Agoura Rd Calabasas, CA 91302

EXHIBIT D

090203

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

REMINGTONENERGYGROUPCORPORATION

2. The articles have been amended as follows: (provide article numbers, if available)

The Articles of Incorporation filed as Document No. 20130585537-59 are amended as follows:
Amended ARTICLE 3 - Authorized Stock: The Corporation is authorized to issue 100,000,000 shares of stock with a par value of $0.001 per share. The Corporation may issue multiple classes or series of stock, and Board of Directors is vested full authority, acting by such resolution or resolutions asitdeems appropriate, to authorize and prescribe such classes or series of stock and additional classes or series of stock as it may determine, and the number of eachclass or series of stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock.
Amended ARTICLE 5 - Purpose: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under Nevada law other than the banking business, the trust company business, or the practice of a profession which may be incorporated.
Added ARTICLE 6 - Liability and Indemnity: The personal liability of the directors, officers, employees, and agents of the Corporation is hereby eliminatedto the fullest extent permitted by Nevada law. The Corporation shall, to the fullest extent permitted by Nevada law, indemnify and hold harmless its directors, officers, employees and agents under said law from and against any and all of the expenses, liabilities or other matters referred to in or covered by saidlaw,and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, insurance, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action inanother capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefitof the heirs, executors and administrators of such person.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 100%

4. Effective date and time of filing: (optional) Date: Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT E

150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

REMINGTONENERGYGROUPCORPORATION

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

See attached CERTIFICATE OF DESIGNATION OF CONVERTIBLE PREFERRED STOCK $0.001 PARVALUEPERSHARE.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X [signature]

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION OF
CONVERTIBLE PREFERRED STOCK
$0.001 PAR VALUE PER SHARE

Remington Energy Group Company, a Company organized and existing under the laws of the State of Nevada (the "**Company**"), hereby certifies that the following resolution was adopted by the Board of Directors of the Company (the "**Board**") on December 5, 2014:

RESOLVED, that pursuant to the authority granted to and vested in the Board in accordance with the laws of the State of Nevada, and in accordance the provisions of the Articles of Incorporation and the bylaws of the Company, as amended or amended and restated through the date hereof, the Board hereby authorizes a class of the Company's previously authorized preferred stock (the "**Preferred Stock**"), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

I. NAME OF THE COMPANY

Remington Energy Group Company

II. PREFERRED SHARES – NUMBER, OFFERING PRICE, AND DIVIDENDS

A. Designation. The designation of said series of preferred stock shall be Preferred Stock shares, with par value of $0.001 per share (the "**Preferred Stock**").

B. Number of Shares. The number of shares of Preferred Stock authorized to be issued is Fifty Thousand (50,000).

C. Offering Price. The Preferred Stock shall have an offering price of One Hundred Dollars ($100) per share.

D. Dividends. The holders of then outstanding shares of the Preferred Stock will be entitled to receive, when, as, and if declared by the Board of Directors out of funds of the Company legally available therefor, cumulative cash dividends accruing, on a daily basis from the Purchase Date (as hereinafter defined) through and including the date on which such dividends are declared, at the annual rate of Nine Percent (9%) per annum simple interest on the offering price of One Hundred Dollars ($100) per share.

III. LIQUIDATION AND REDEMPTION RIGHTS

Upon the occurrence of a Liquidation Event (as defined below), before any other distribution to holders of the Company, each holder of Preferred Stock is entitled to receive ratably any unpaid dividends declared by the Board, if any, out of funds legally available for the payment of dividends, if any. After the payment of any such unpaid dividends, if such funds are legally available, the holders of Preferred Stock are entitled to receive any remaining net assets on a pro rata basis with all other then outstanding shares. As used herein, "**Liquidation Event** " means (i) the liquidation, dissolution or winding-up, whether voluntary or involuntary, of the Company, (ii) the purchase or redemption by the Company of shares of any class of stock or the merger or consolidation of the Company with or into any other Company or Companys, unless (a) the holders of the Preferred Stock receive securities of the surviving Company having substantially similar rights as the Preferred Stock and the stockholders of the Company immediately prior to such transaction are holders of at least a majority of the voting securities of the successor Company immediately thereafter (the "**Permitted Merger**"), unless the holders of the shares of Preferred Stock elect otherwise or (b) the sale, license or lease of all or substantially all, or any material part of, the Company's assets, unless the holders of Preferred Stock elect otherwise.

IV. CONVERSION.

All Preferred Stock shares must be converted to Common Stock of the Company either in the 2nd, 3rd, 4th or 5th year after the Purchase Date, at the holders' option, under the following terms and conditions:

YEAR 2:

At anytime during the second year after the Purchase Date, the holder may choose on the First Business Day of each month to convert each share of the Company's Preferred Stock for shares of Common Stock of the Company at the market price of the Company's Common Stock at time of conversion/closing. The market price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the holder by the Company in cash.

The holder can offer to sell the Preferred Stock shares back to the Company at any time after two years following the Purchase Date for the full face value of the Shares plus any accrued interest, although the Company has no obligation to purchase the shares.

Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

YEAR 3:

At anytime during the third year after the Purchase Date, the holder may choose on the First Business Day of Each Month to convert each share of the Company's Preferred Stock for shares of Common Stock of the Company at market price ***minus 5%*** of the Company's Common Stock at time of conversion/closing. The market price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the holder by the Company in cash.

The holder can offer to sell the Preferred Stock shares back to the Company at any time after two years following the Purchase Date for the full face value of the Shares plus any accrued interest, although the Company has no obligation to purchase the shares.

Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

YEAR 4:

At anytime during the fourth year after the Purchase Date, the holder may choose on the First Business Day of Each Month to convert each share of the Company's Preferred Stock for shares of Common Stock of the Company at market price ***minus 10%*** of the Company's Common Stock at time of conversion/closing. The market price will be the weighted average price of the Common Stock Closing Price over the previous 60 days.

Fractional interests will be paid to the holder by the Company in cash.

The holder can offer to sell the Preferred Stock shares back to the Company at any time after two years following the Purchase Date for the full face value of the Shares plus any accrued interest, although the Company has no obligation to purchase the shares.

Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

YEAR 5:

Optional: At anytime during the fifth year after the Purchase Date, the holder may choose on the First Day of Each Month to convert each share of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion/closing. The market price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the holder by the Company in cash.

The holder can offer to sell the Preferred Stock shares back to the Company at any time after two years following the Purchase Date for the full face value of the Shares plus any accrued interest, although the Company has no obligation to purchase the shares.

Mandatory: On the last business day of the 5th year after the Purchase Date, the holder MUST convert each share of the Company's Preferred Stock for shares of Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion/closing. The market price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the holder by the Company in cash.

Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

VI. RANK

All shares of the Preferred Stock shall rank (i) junior to the Company's Common Stock and any other class or series of capital stock of the Company hereafter created, (ii) *Pari passu* with any class or series of capital stock of the Company hereafter created and specifically ranking, by its terms, on par with the Preferred Stock and (iii) junior to any class or series of capital stock of the Company hereafter created specifically ranking, by its terms, senior to the Preferred Stock, in each case as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

VI. VOTING RIGHTS

A holder of one or more Preferred Shares shall have no right to vote on any corporate matter except as otherwise provided in this Resolution.

VII. PROTECTION PROVISIONS

So long as any shares of Preferred Stock are outstanding, the Company shall not, without first obtaining the written consent of the holders of a majority of then outstanding shares of Preferred Stock, alter or change the rights, preferences or privileges of the Preferred so as to affect adversely the holders of Preferred Stock.

XIII. MISCELLANEOUS

A. Status of Redeemed Stock.

In case any shares of Preferred Stock shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, repurchased, or reacquired shall resume the status of authorized but unissued shares of preferred stock, and shall no longer be designated as Preferred Stock.

B. Lost or Stolen Certificates.

Upon receipt by the Company of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, indemnity (with a bond or other security) reasonably satisfactory to the Company, or in the case of mutilation, the Preferred Stock Certificate(s) (surrendered for cancellation), the Company shall execute and deliver new Preferred Stock Certificates. However, the Company shall not be obligated to reissue such lost, stolen, destroyed or mutilated Preferred Stock Certificates if the holder of Preferred Stock contemporaneously requests the Company to convert such holder's Preferred.

C. Waiver.

Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the holders of Preferred granted hereunder may be waived as to all shares of Preferred Stock (and the holders thereof) upon the unanimous written consent of the holders of the Preferred Stock.

D. Purchase Date.

For each purchaser, is the date on which the Company issues the shares of Preferred Stock to the purchaser.

E. Notices.

Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission, and shall be effective five (5) days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party as set forth below, or such other address and telephone and fax number as may be designated in writing hereafter in the same manner as set forth in this Section.

Notices to the Company shall be addressed:

Remington Energy Group Corporation
737 James Lane, Suite 7499
Incline Village, Nevada 89450
Attention: Weslie W Johnson, President

Telephone: 775-233-4171

If to the holders of Preferred Shares: To the address listed in the Company's books and records.

F. Weighted Average Price

Weighted average price shall be calculated by the following formula:

$$Weighted\ Average\ Price = \frac{Sum\ of\ Shares\ Bought\ x\ Share\ Price\ for\ Each\ Trade\ During\ 60\ day\ period}{Total\ Shares\ Bought\ in\ All\ Trades\ During\ 60\ day\ Period}$$

IN WITNESS WHEREOF, the undersigned has signed this certificate as of the 5th day of December 2014.

REMINGTION ENERGY GROUP CORPORATION

By: Weslie W Johnson, President

EXHIBIT F

D & S Energy Corp.
P.O. Box 102 • Tiona PA 16352
Ph: 814-723-8225 • Fax: 814-723-8227

January 27, 2015

Mr. Wes Johnson
Remington Energy Group

Dear Sir:

I am writing this to grant permission for you to review and use the oil and gas reserve analysis, done by Billman Geologic Consultants, pertinent to an oil and gas lease know as WT 5574, that is held for production by D & S Energy Corp in the offering statement on form 1-A. The reserve analysis was done at the request of D & S Energy Corp using drilling data from several wells drilled on this lease.

This report is CONFIDENTIAL in nature and not to be shared beyond the needs of Remington Energy Group Corporation without express written permission of D & S Energy Corp. The results of this reserve analysis MAY or MAY NOT be indicative of actual well performance.

If you have any questions please feel free to call me.

Sincerely,

Gary Neely

Gary L Neely
President
D & S Energy Corp

EXHIBIT G

BILLMAN GEOLOGIC CONSULTANTS, INC.

TO: JOSH WHITMAN, C HIEF INVESTMENT OFFICER, D&S ENERGY CORP.

FROM: DAN A. BILLMAN, P.G., C.P.G., BGC, INC.

SUBJECT: COVER LETTER FOR LOG ANALYSIS REPORT: REPORT OF THE WARRANT 5574 TRACT, MCKEAN COUNTY, PA WELLS

DATE: 11/23/2014

CC:

Billman Geologic Consultants, Inc. (Billman) had been requested to aid D&S Energy Corporation in its review of their Warrant 5574 wells, located in McKean County, Pennsylvania. Billman completed pre-production, log analysis on five Warrant 5574 wells, for the purpose of estimating the potential resources available for production from the wells.

Log analysis, by its nature, is an estimate of potential production and should be utilized as an estimate. Only production analysis can provide for an accurate estimate of a wells estimated ultimate recoverable (EUR) of natural gas and/or oil over the productive life of a well.

Billman Geologic completed the report for D&S Energy for its use in reviewing the resource potential of the Warrant 5574 wells.

Thanks for opportunity to aid D&S Energy Corp. in its review of their Warrant 5574 wells in McKean County, Pennsylvania.

Respectfully submitted by:

Dan A. Billman

Dan A. Billman, P.G., C.P.G
President, Billman Geologic Consultants, Inc.

EXHIBIT H

Remington Energy Group Corporation

737 James Lane

Suite 7499

Incline Village, Nevada 89450

Company Direct: (775) 671-3065

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 50,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Remington Energy Group Corporation Offering Circular dated **FEBRUARY 2ND, 2015** (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Remington Energy Group Corporation" evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by Remington Energy Group Corporation Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Remington Energy Group Corporation Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ 9% Convertible Preferred Stock Units of Remington Energy Group Corporation, with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made ________________________________, by and between Remington Energy Group Corporation, a Nevada Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

W I T N E S E T H:

WHEREAS, the Company is offering for sale up to FIFTY THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450**, payable by check to the order of **Remington Energy Group Corporation** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the

previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 3: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 4: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of

the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)
    - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
    - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 <u>**Notices.**</u> All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. <u>**Severability**</u>. If any provision of this Subscription Agreement is determined to be invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict with such applicable law and shall be deemed modified to conform with such law. Any provision of this Agreement that may be invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provision of this Agreement, and to this extent the provisions of this Agreement shall be severable.

7. <u>**Parties in Interest.**</u> This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. <u>**Choice of Law.**</u> This Agreement is made under the laws of the State of Nevada, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 <u>**Headings.**</u> Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. <u>**Execution in Counterparts.**</u> This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. <u>**Survival of Representations and Warranties.**</u> The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this

Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Arbitration:** Except as expressly provided in this Subscription Agreement, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Agreement or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

    NOTICE: By executing this Subscription Agreement, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

    NOTICE: SUBSCRIBERS TO THIS OFFERING UNDERSTAND THAT THEY HAVE NOT WAIVED ANY RIGHT THAT THEY MAY HAVE UNDER ANY APPLICABLE FEDERAL SECURITIES LAWS.

13. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

14. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

15. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- To be completed through NASAA Coordinate Review, Submission, Qualification and Registration

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Remington Energy Group Corporation

By: ____
Mr. Wes Johnson, Chief Executive Officer

PURCHASER:

____
Signature of Purchaser

____
Name of Purchaser

INVESTOR CONTACT INFORMATION:

Name: ____

Spouse Name (if applicable): ______________________________

Address: ____

Address Line 2 (if applicable): ____________________________

City: ____

State or Province: _____________________________________

Postal Code / Zip Code: _________________________________

Country: ____

Best Phone Number: ____________________________________

Alternate Phone Number (not required): ___________________________

Email Address: ____

PART TWO: INVESTOR QUALIFICATION

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

Investor Suitability Questionnaire: Choose One Answer for each of the next FIFTEEN Questions:

1. ***Income Tax Bracket:***

(__) 15% or less

(__) 15-27%

(__) 28% or more

2. ***When do you expect to need the funds from your Investments:***

(__) Less than one year

(__) 1-3 years

(__) 3-5 years

(__) 6-10 years

(__) 11+ years

3. ***Net Worth (excluding your home):***

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,000 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5M

4. ***Annual Income:***

(__) Less than $15,000

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,000 to $199,000

(__) $200,000 to $300,000

(__) More than $300,000

5. Household Income:

(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. Past Private Equity or Private Debt Investments:

(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

7. ***Employment Status:***

(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***

(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. Annual Expenses:

(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

10. Liquid Net Worth:

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

13. Are you or any of your immediate family employed by or associated with the Securities Industry?

(__) YES

(__) NO

14. Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?

(__) YES

(__) NO

15. Notify me of new investments as they are added to the Alternative Securities Market

(__) YES

(__) NO

DISCLAIMER

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.

EXHIBIT I

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

BROKER DEALER PLACEMENT AGENT SELLING AGREEMENT FOR:
REMINGTON ENERGY GROUP CORPORATION
(Amended December 1st, 2014)

This agreement (the "Agreement") is made as of January 26th, 2015, by and between Remington Energy Group Corporation, a Nevada Stock Corporation, with its principle place of business at 737 James Lane, Suite 7499, Incline Village, Nevada 89450 ("Company") and Alternative Securities Market, LLC, a California Limited Liability Company organized under the State of California, with its principle place of business at 4050 Glencoe Avenue, Marina Del Rey, California 90292 ("Broker").

The Company hereby agrees with Broker as follows:

1. Broker is a registered Broker-Dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), a part of whose business consists of the sale of securities. Broker is also registered as a Broker-Dealer under the Securities Laws of one or more states of the United States.

2. The Company is seeking to complete a Direct Public Offering of Five Year Convertible Preferred Stock on the terms and conditions of the Company's prospectus to be qualified by the United States Securities & Exchange Commission pursuant to Regulation A, and any amendments thereto (the "IPO").

3. Broker desires to participate and assist in the Offering and sale of the Securities on a "*Best Efforts*" basis by soliciting, through Broker's Authorized and Licensed personnel, subscriptions for the purchase of the Securities in accordance with the terms of the Qualified Regulation A Offering & Prospectus and any amendments thereto. The Company desires to authorize Broker to enter into such solicitation efforts and to obtain such subscriptions, and it is the purpose of this instrument to set forth the agreement of the parties relative to such authorization.

4. Broker also desires to act as originator and manager of selling group of any other participating Licensed Broker-Dealers on an exclusive basis with respect to the IPO. Broker has industry contacts, associations and relationships with other FINRA-Member Broker-Dealers that may be interested in acting in the capacity of selling agent on a best efforts basis in the Company's IPO. Broker desires to act as a manager of a group of participating FINRA Member Broker Dealers that will act as selling agents with Broker as subagents under the terms and conditions of this Agreement.

5. Broker understands and acknowledges that the offer and sale of Securities will be Registered with the Securities and Exchange Commission under Section 5 of the Securities Act, as amended (the "Act"), as well as registration or qualification afforded by the "Blue Sky" Laws of those jurisdictions in which the Securities are offered or sold.

6. Broker shall solicit subscriptions to purchase the Securities in compliance with all applicable Federal and State Securities Laws, the terms of the Qualified Regulation A Offering, Prospectus and amendments thereto, and the provision of this Agreement. Neither Broker nor any Officer, Agent Employee or other representative of the Broker is authorized to utilize or to display to any person, in connection with the solicitation of subscriptions for the Securities any information or material other than the Prospectus Memoranda and such other information or material as may be authorized and actually furnished by the Company to the Broker in connection with the Offering.

7. The Company shall have the right, in its sole discretion, to accept or reject any subscriptions tendered by Broker in whole or in part. Subscriptions need not be accepted in the order in which they are received.

8. All funds to be received by the Company from subscriptions tendered by Broker and accepted by the Company shall be delivered in accordance with the subscription instructions set forth in the Company's Subscription Agreement. Upon the acceptance of each subscription agreement approved by the Company and which has been submitted to the Company through solicitation efforts undertaken by the Broker, Broker will be entitled to receive a commission equal to TEN PERCENT (10%) of the sales price of the Securities which Broker places. The Company shall have no liability or obligation to Broker for any amount other than the commission provided for herein. The Commission shall be payable to Broker only if, as, and when funds are received by the Company from subscriptions for the Securities placed by Broker in accordance with this Agreement.

9. The Company represents and warrants to Broker and agrees as follows:

   a. The Company is a Stock Corporation duly organized and validly existing under the **Laws of the State of Nevada**, with all requisite power and authority to enter into and perform this Agreement.

   b. The Company is not in violation of its Articles of Incorporation; the Company is not in default in the performance or observance of any material obligation agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease, tax return or other agreement or instrument to which it is a party or by which it or any of its properties is bound; and the execution and delivery of this Agreement, the consummation of the transactions contemplated herein and compliance with the terms hereof have been duly authorized by all necessary action and do not and will not result in any violation of the Articles of Incorporation of the Company and do not and will not conflict with, or result in a breach of any of the tenets or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company under, any material indenture, mortgage loan agreement, note, lease, or other agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its properties.

   c. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation, enforceable in accordance with its terms.

   d. That no offer and no sale of the Securities will not begin until the Regulation A Registration Statement has been duly qualified by the United States Securities and Exchange Commission and the Securities have been registered in all of the States where the Securities will be offered for sale.

10. Broker represents and warrants to the Company and agrees as follows:

   a. Broker is a Limited Liability Company duly organized and validly existing under the Laws of the **State of Nevada** with corporate power and authority to enter into and perform all of its obligations under this agreement.

   b. Broker is not in violation of its Certificate of Incorporation or By-laws; Broker is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease, tax return or other agreement or instrument to which it is a party or by which it or any of its properties is bound; and the execution and delivery of this Agreement, the consummation of the transactions contemplated herein and compliance with the terms hereof have been duly authorized by all necessary action and do not and will not result in any violation of the Certificate of Incorporation or By-laws of the Broker, and do not and will not conflict with, or result in the creating or imposition of any lien, charge or encumbrance upon any property or assets of Broker under, any material indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which Broker is a party or by which it or any of its properties is bound, or any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction, having jurisdiction over Broker or any of its properties.

   c. This Agreement has been duly executed and delivered by Broker and constitutes the legal, valid and binding obligations of Broker, enforceable against it in accordance with its terms.

   d. Broker is duly registered as a Broker-Dealer in such states as it is required to be so registered in all states wherein the Broker will act on behalf of the Company as a placement or sales agent for the Securities.

   e. Broker will: (i) conduct the Offering and Sale of the Securities in accordance with the provisions of Federal and Applicable State Securities Laws; and (ii) shall limit the Offering of the Securities who meet the suitability standards set forth under Regulation A and, prior to any offer of the Securities to any such persons, have reasonable grounds to believe, and in fact believe, that such person meets such standards and maintain memoranda and other appropriate records substantiating the foregoing.

   f. Broker will not use or employ any information or materials in connection with the Offering and Sale of the Securities other than the Qualified Registration Statement.

   g. Broker will obtain and forward to the Company all documentation required to accompany subscriptions for Securities, fully and properly completed.

11. Indemnification:

   a. The Company shall indemnify, and hold harmless, Broker and each person, if any, who controls Broker (within the meaning of either the Act or the Securities Exchange Act of 1937) as follows:

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

i. Against any and all loss, claim, liability and expense, whatsoever arising out of any untrue statement of a material fact contained in the prospectus (or any amendment or supplement thereto), or the omission or alleged omission there from of a material fact required to be stated therein or necessary to make the statements therein not misleading;

ii. Against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

iii. Against any and all expense whatsoever (including fees and disbursements of counsel chosen by Broker and approved by the Company, which approval shall not be unreasonably withheld) reasonably incurred in investigating, preparing or defending against any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission or based upon any "blue sky" filings, or lack thereof. It shall be the Company's responsibility to only accept subscriptions in the States where the Company's Securities have been properly qualified.

b. Broker shall indemnify and hold harmless the Company, each director and officer of the Company, and each person who controls the Company (within the meaning of either the Act or the Securities Exchange Act of 1934), each consultant or financial advisor of the Company, and each agent, attorney, or representative of the Company, against any and all loss, claim, damage, liability and expense, but only with respect to false or misleading statements, alleged false or misleading statements, made by Broker, or any officer, director, employee or agent of Broker, not contained in the qualified registration statement / prospectus.

c. Each indemnified party shall give prompt notice to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify any indemnifying party shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. Any indemnifying party may participate at its own expense in the defense of such action. In no event shall the indemnifying parties be liable for the fees and expenses of more than one counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

d. If the indemnification is unenforceable, although applicable in accordance with its terms, then the parties agree that in order to provide for just and equitable contribution, they each shall proportionately contribute to the aggregate losses, claims, damages, liabilities or expenses contemplated by such indemnity agreement incurred by each of them, provided, however, that no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

12. All representations, warranties, covenants and agreements made herein or in certificates and instruments delivered pursuant hereto, shall remain in full force and effect regardless of any investigation made by or on behalf of Broker and its controlling persons, or the Company and its controlling persons, or any agreement of any of them, and shall survive sale and delivery of the Securities to be offered hereunder.

13. All notices hereunder shall be in writing, and shall be personally delivered or sent by first class registered or certified mail, postage prepaid, to the parties at their respective addresses shown below, or such other addresses as may be so designated.

14. Time shall be of the essence of this Agreement.

15. This Agreement (other than those portions that survive) may be terminated by either party at any time by written notice to the other party.

16. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, or its interpretation or effectiveness, and which is not settled between the parties themselves, shall be settled by binding arbitration in Los Angeles County, California in accordance with the rules of the American Arbitration and judgment upon the award may be entered in any court having jurisdiction thereof. The prevailing party in ay litigation, arbitration or mediation relating to collection of fees, or any other matter under this Agreement, shall be entitled to recover all its costs, if any, including without limitation reasonable attorney's fees, from the other party for all matters, including, but not limited to, appeals. This Agreement is made in the State of California, and all questions related to the execution, construction, validity, interpretation and performance of this Agreement and to all other issues or claims arising hereunder, shall be governed and controlled by the Laws of the State of California.

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Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

IN WITNESS THEREOF, the parties hereto have executed this Agreement as of the date first above written.

Company:
Remington Energy Group Corporation

Signature: ______________________________

Printed Name: Weslie W Johnson

Title: CEO

Broker-Dealer:
Alternative Securities Market, LLC

By: ______________________________
CEO or Vice President, Alternative Securities Market, LLC

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

THIS AGREEMENT, dated as of the date executed by ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION ("ASMG"), a California Stock Corporation, located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, by and between **Remington Energy Group Corporation**.

The Company's eligibility to list and promote its securities offering on the Alternative Securities Market's ("ASM") Primary and Secondary Private Alternative Securities Market at http://www.ASMGCorp.com is more fully defined in, and is governed by, the ASMG Market Listing Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the "Agreement"), are attached hereto and incorporated herein by reference in their entirely.

The Company requests to enter into a Market Listing Agreement with ASMG and to have its securities listed on one of the following tiers of the Alternative Securities Markets at http://www.ASMGCorp.com, as applicable, as evidenced by an authorized officer of the Company initialing and dating below next to the Alternative Securities Market Tier being requested:

MUST CHOOSE ONE ASM MARKET TIER BELOW:

ASM MARKET	Initials	Date
ASM VENTURE MARKET *(Raising $100,000 to $1,000,000)*		
ASM MAIN MARKET *(Raising $1,000,001 to $5,000,000)*	X WWJ	X 01/28/2015
ASM GLOBAL PRIVATE MARKET		
ASM POOLED FUNDS MARKET		

SEE MARKET TIER LISTING REQUIREMENTS ON THE NEXT PAGE BEFORE CHOOSING A MARKET TIERM TO APPLY FOR LISTING:

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

ASM VENTURE MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $100,000 USD
- Maximum Offering: $1,000,000 USD
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM MAIN MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $1,000,001 USD
- Maximum Offering: $5,000,000 USD
- Proposed New Maximum Offering: $50,000,000 USD (upon enactment of Regulation A Plus / Tier II)
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM GLOBAL PRIVATE MARKET:

- U.S., Canadian and International Companies
- Securities are issued pursuant to Regulation D and Regulation S
- Market open to all U.S. Accredited Investors and International Investors (No non-accredited)
- Regulation D Shares issued with 6-12 month restrictions on trade
- Regulation S Shares issued with 6-12 month restrictions on trade
- U.S. and Canadian Company Minimum Offering: $5,000,001 USD
- International Company Minimum Offering: $1,000,001 USD
- Maximum Offering: Unlimited
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- No SEC Comment or Review

ASM POOLED FUNDS MARKET:

- By Invite Only

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

MARKET SEGMENTS:

(___) Alternative Securities Market Aviation & Aerospace Market

(___) Alternative Securities Market Biofuels Market

(___) Alternative Securities Market California Water Rights Market

(___) Alternative Securities Market Commercial Mortgage Clearinghouse

(___) Alternative Securities Market Energy Market

(___) Alternative Securities Market Entertainment & Media Market

(___) Alternative Securities Market Fashion & Textiles Market

(___) Alternative Securities Market Financial Services Market

(___) Alternative Securities Market Food & Beverage Market

(___) Alternative Securities Market Hotel & Hospitality Market

(___) Alternative Securities Market Life Settlement Market

(___) Alternative Securities Market Medical Device & Pharmaceuticals Market

(___) Alternative Securities Market Mining & Mineral Rights Market

(_X_) Alternative Securities Market Oil & Natural Gas Market

(___) Alternative Securities Market Residential Mortgage Market

(___) Alternative Securities Market Restaurant & Night Club Market

(___) Alternative Securities Market Retail & E-Commerce Market

(___) Alternative Securities Market New Technologies Market

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

Type of Direct Public Offering: *(Choose One)*

Common Stock: (__)
Preferred Stock: (_X_)
Membership Units / Equity Interests: (__)
Debt Note / Corporate Bond: (__)
Royalty Interest: (__)
Terms: __See Below__

Common Stock Offering:

Regulation A
50,000 9% Five Year Convertible Preferred Stock Shares

Price (Face Value):
$4.00 Per Preferred Stock Share

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common

Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 50,000 9% Convertible Stock Units in Remington Energy Group Corporation. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Type of Public Reporting: *(Choose One of Three options below)*

(X) OPTION ONE: Public Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.ASMGCorp.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.ASMGCorp.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.ASMGCorp.com where they may be heard by registered users of www.ASMGCorp.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that

the "*State of the Company Letter*" will be posted on the Company's private page at www.ASMGCorp.com where they may be viewed by registered users of www.ASMGCorp.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

( ) OPTION TWO: Limited Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.ASMGCorp.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.ASMGCorp.com where they may be heard by registered users of www.ASMGCorp.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at

www.ASMGCorp.com where they may be viewed by registered users of www.ASMGCorp.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

( ) OPTION THREE: Non-Reporting Company:

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.ASMGCorp.com where they may be heard by registered users of www.ASMGCorp.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.ASMGCorp.com where they may be viewed by registered users of www.ASMGCorp.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

The Company agrees to continue to acknowledge that members of Alternative Securities Markets Group Corporation shall continue to be relying on the Company and business information when preparing the Company for a 'Direct Public Offering of Securities' and listing on the Alternative Securities Market. All members of the Company represent that all such information he or she is providing to Alternative Securities Markets Group Corporation is true and complete to the best of his or her knowledge. All members of the Company acknowledge that members of Alternative Securities Markets Group Corporation may provide the information submitted to other necessary parties or its affiliates in the course of preparing the proposed 'Direct Public Securities Offering' and listing on the Alternative Securities Market. All members of the Company shall promptly submit any additional information which supplements or reflects material changes in any of the information submitted to Alternative Securities Markets Group Corporation members. Furthermore, all members of the Company shall certify at each submission that all of the information supplied to Alternative Securities Markets Group Corporation is accurate and complete, to the best of her or her knowledge.

Reporting Requirements: (To Be Emailed to Legal@AlternativeSecuritiesMarket.com)

1. Company agrees to continue to provide the information as requested by the Alternative Securities Markets Group.
    a. None More Required

Alternative Securities Markets Group to provide the following (ASM Venture Market and ASM Main Market ONLY):

- Preparation of all Securities Registration Statements and Public Offering Memorandums
- All International, Federal & State Registrations, Submissions, Qualifications and Compliance.
- File SEC Form ID for SEC CIK Number and Edgar Filer Passcodes
- Complete Drafting of Regulation A Registration Statement on SEC Form 1-A
- Complete Drafting of Regulation S Securities Offering
- Issuance of International Stock Identification Number
- Printing, Binding and Filing of SEC Form 1-A with the United States Securities and Exchange Commission
- Printing, Binding and Filings of all Amended SEC Form 1-As required for the answering of all comments received from the SEC during the course of the Regulation A Review, Comment and Qualification process
- NASAA Registration of the Regulation A in the Following States (State Registration Fees to be paid upfront by the Alternative Securities Markets Group):
    - California
    - New York
    - Florida
- Publishing of a Company page on the selected market tier that contains all information about the Company's Stock and Offering
- Publishing of a Company page for the Company's publishing of a Public Reporting Requirements

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- State Registration and Filing Fees for Direct Initial Public Offering:
    - California: $200 plus 1/5 of 1% of the Offering
    - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)

- Florida: $1,000

Costs Associated with Public Listings and Public Offering:
Company acknowledges that there shall be fees associated with the Company's Direct Public Securities Offering and listing on the Alternative Securities Market.

REGULATION A W/ REGULATION S SECURITIES OFFERING:

- Monthly ASM Listing & Public Reporting Fees:
  - $65 per month
- *First payment due upon execution of this agreement, and every month thereafter. Companies will continue to be public reporting during and after public capitalization. Companies are required to keep current their public reporting as detailed in this agreement. This monthly fee shall continue until the Company becomes quoted on the OTCQB or OTCQX Market or a Regulated Stock Exchange such as the NYSE or NASDAQ).*

- All funds to be received by the Company from subscriptions tendered by Broker and accepted by the Company shall be delivered in accordance with the subscription instructions set forth in the Company's Subscription Agreement. Upon the acceptance of each subscription agreement approved by the Company and which has been submitted to the Company through solicitation efforts undertaken by the Broker, Broker will be entitled to receive a commission equal to TEN PERCENT (10%) of the sales price of the Securities which Broker places. The Company shall have no liability or obligation to Broker for any amount other than the commission provided for herein. The Commission shall be payable to Broker only if, as, and when funds are received by the Company from subscriptions for the Securities placed by Broker in accordance with this Agreement.

- 03% of the Company's Current Issued and Outstanding Common Stock Shares to be escrowed with the Company's Legal Counsel in the name of "*Alternative Securities Markets Group*". The Shares of Escrowed Common Stock to be released to "*Alternative Securities Markets Group*" fully diluted at the following milestones:

  - 100% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful SEC Qualification of the Company's Regulation A Registration Statement, and the completion of the NASAA Coordinated Review and Registration in the States of California, New York and Florida.

Additional Items:
Alternative Securities Markets Group Corporation has determined that the structure and terms of the proposed Debt and/or Equity Capital Offering and Listing, as described in this Agreement, are in compliance with all applicable International, Federal, State and Local Laws, Rules and Regulations regarding Private and Public Debt and/or Equity Public Offerings.

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

We look forward to partnering with you on this business opportunity.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

Company:
Remington Energy Group Corporation

Signature: ______________________

Printed Name: Weslie W. Johnson

Title: CEO

Company:
Alternative Securities Markets Group Corporation

By: ______________________
CEO or Vice President, Alternative Securities Markets Group Corporation

Signature Certificate

Document Reference: 8J6SIHJPE3D94SYNHUTTZT

RightSignature
Easy Online Document Signing

wesremingtonenergygroup.com
Party ID: XABS8JI7ELGZRF8AVDFM64
IP Address: 66.215.141.6
VERIFIED EMAIL: wes@remingtonenergygroup.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 05892421ed996859759dfbd69b0d514da4d7d00c

Alternative Securities Markets Group
Party ID: XX7GWHJWM4EZ5TZ2DD8GB9
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 87a6dee50a0814e5b263ed39528865cec2420533

Timestamp	Audit
2015-01-28 11:22:09 -0800	All parties have signed document. Signed copies sent to: wesremingtonenergygroup.com and Alternative Securities Markets Group.
2015-01-28 11:22:09 -0800	Document signed by wesremingtonenergygroup.com (wes@remingtonenergygroup.com) with drawn signature. - 66.215.141.6
2015-01-28 11:14:07 -0800	Document viewed by wesremingtonenergygroup.com (wes@remingtonenergygroup.com). - 66.215.141.6
2015-01-28 10:12:40 -0800	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2015-01-28 10:12:26 -0800	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2015-01-28 10:12:26 -0800	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

EXHIBIT J

FORM BD

PAGE 1
(Execution Page)

UNIFORM APPLICATION FOR BROKER-DEALER REGISTRATION

OFFICIAL USE | OFFICIAL USE ONLY

Date: 01/22/2015 SEC File No: 8-________ Firm CRD No.:________

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as a broker-dealer would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS.

☒ APPLICATION ☐ AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of *applicant:*

A. Full name of *applicant* (if sole proprietor, state last, first and middle name):
Alternative Securities Market, LLC

B. IRS Empl. Ident. No.:
47-2395422

C. (1) Name under which broker-dealer business primarily is conducted, if different from Item 1A.

(2) List on Schedule D, Page1, Section I any other name by which the firm conducts business and where it is used.

D. If this filing makes a name change on behalf of the *applicant*, enter the new name and specify whether the name change is of the ☐ *applicant* name (1A) or ☐ business name (1C):
Please check above.

E. Firm main address: (Do not use a P.O. Box)

(Number and Street)	(City)	(State/Country)	(Zip+4/Postal Code)
4050 Glencoe Avenue, #210	Marina Del Rey	California	90292

Branch offices or other business locations must be reported on Schedule E.

F. Mailing address, if different:

G. Business Telephone Number:
213 (Area Code) 407-4386 (Telephone Number)

H. Contact Employee:
Mr. Steven Joseph Muehler (Name and Title) 213 (Area Code) 407-4386 (Telephone Number)

EXECUTION:

For the purposes of complying with the laws of the State(s) designated in Item 2 relating to either the offer or sale of securities or commodities, the undersigned and *applicant* hereby certify that the *applicant* is in compliance with applicable state surety bonding requirements and irrevocably appoint the administrator of each of those State(s) or such other person designated by law, and the successors in such office, attorney for the *applicant* in said State(s), upon whom may be served any notice, process, or pleading in any action or *proceeding* against the *applicant* arising out of or in connection with the offer or sale of securities or commodities, or out of the violation or alleged violation of the laws of those State(s), and the *applicant* hereby consents that any such action or *proceeding* against the *applicant* may be commenced in any court of competent jurisdiction and proper venue within said State(s) by service of process upon said appointee with the same effect as if *applicant* were a resident in said State(s) and had lawfully been served with process in said State(s).

The *applicant* consents that service of any civil action brought by or notice of any *proceeding* before the Securities and Exchange Commission or any *self-regulatory organization* in connection with the *applicant's* broker-dealer activities, or of any application for a protective decree filed by the Securities Investor Protection Corporation, may be given by registered or certified mail or confirmed telegram to the *applicant's* contact employee at the main address, or mailing address if different, given in Items 1E and IF.

The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said *applicant*. The undersigned and *applicant* represent that the information and statements contained herein, including exhibits attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete. The undersigned and *applicant* further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

1/22/15 Date (MM/DD/YYYY)
Alternative Securities Market, LLC - Steve Muehler Name of Applicant

By: [signature] Signature
[signature] Print Name and Title

Subscribed and sworn before me this ____ day of ____, ____ Year by - See Attached Notary Public

My Commision expires ____ County of - See Attached State of - See Attached

This page must always be completed in full with original, manual signature and notarization.
To amend, circle items being amended. Affix notary stamp or seal where applicable.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_______________________ _______________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22 (*Date*) day of January (*Month*), 2015 (*Year*), by

(1) Steve Muehler

(and (2) ________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

CHUCK JIRO MURAYAMA
Commission # 1990849
Notary Public - California
Los Angeles County
My Comm. Expires Oct 9, 2016

Seal
Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Uniform Application For Broker-Dealer Registration **Document Date:** 1-22-2015

Number of Pages: 1 **Signer(s) Other Than Named Above:** ________

FORM BD
PAGE 2

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15 Firm CRD No.: ______

OFFICIAL USE | OFFICIAL USE ONLY

2. Indicate by checking the appropriate box(es) each governmental authority, organization, or *jurisdiction* in which the *applicant* is registered or registering as a broker-dealer.

SECURITIES AND EXCHANGE COMMISSION

If *applicant* is registered or registering with the SEC, check here and answer Items 2A through 2D below. ☐

	YES	NO
A. Is *applicant* registered or registering as a broker-dealer under Section 15(b) or Section 15B of the Securities Exchange Act of 1934?	☒	☐
B. Is *applicant* registered or registering as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and also acting or intending to act as a government securities broker or dealer?	☐	☒
C. Is *applicant* registered or registering solely as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934?	☐	☒
Do not answer "yes" to Item 2C if applicant answered "yes" to Item 2A or Item 2B.		
D. Is *applicant* ceasing its activities as a government securities broker or dealer?	☐	☒

If applicant answers "yes" to Items 2A and 2D, applicant expressly consents to the withdrawal of its registration as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934. See "Instructions."

SRO

☐ AMEX ☐ BSE ☐ CBOE ☐ CHX ☐ NSX ☒ FINRA ☐ NQX ☐ NYSE ☐ PHLX ☐ ARCA ☐ ISE ☐ OTHER *(specify)* ______

JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Illinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
[s] California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

3. A. Indicate legal status of *applicant*.

☐ Corporation ☐ Sole Proprietorship ☐ Other *(specify)* ______
☐ Partnership ☒ Limited Liability Company

B. Month *applicant's* fiscal year ends: 12/31

C. If other than a sole proprietor, indicate date and place *applicant* obtained its legal status (i.e., state or country where incorporated, where partnership agreement was filed, or where *applicant* entity was formed):

State/Country of formation: California Date of formation: 11/26/2014 (MM/DD/YYYY)

Schedule A and, if applicable, Schedule B must be completed as part of all initial applications. Amendments to these schedules must be provided on Schedule C.

4. If *applicant* is a sole proprietor, state full residence address and Social Security Number.

Social Security Number: ___-___-____

______
(Number and Street) (City) (State/Country) (Zip+4/Postal Code)

	YES	NO
5. Is *applicant* at the time of this filing *succeeding* to the business of a currently registered broker-dealer? *Do not report previous successions already reported on Form BD.* *If "Yes," contact CRD prior to submitting form; complete appropriate items on Schedule D, Page 1, Section III.*	☐	☒
6. Does *applicant* hold or maintain any funds or securities or provide clearing services for any other broker or dealer?	☐	☒
7. Does *applicant* refer or introduce customers to any other broker or dealer? *If "Yes," complete appropriate items on Schedule D, Page 1, Section IV.*	☐	☒

FORM BD PAGE 3	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.: ______	**OFFICIAL USE**	OFFICIAL USE ONLY

	YES	NO
8. Does *applicant* have any arrangement with any other *person*, firm, or organization under which:		
A. any books or records of *applicant* are kept or maintained by such other *person*, firm or organization?	☐	☒
B. accounts, funds, or securities of the *applicant* are held or maintained by such other *person*, firm, or organization?	☐	☒
C. accounts, funds, or securities of customers of the *applicant* are held or maintained by such other *person*, firm or organization?	☐	☒
For purposes of 8B and 8C, do not include a bank or satisfactory control location as defined in paragraph (c) of Rule 15c3-3 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).		
If "Yes" to any part of Item 8, complete appropriate items on Schedule D, Page 1, Section IV.		
9. Does any *person* not named in Item 1 or Schedules A, B, or C, directly or indirectly:		
A. *control* the management or policies of the *applicant* through agreement or otherwise?	☐	☒
B. wholly or partially finance the business of applicant?	☐	☒
Do not answer "Yes" to 9B if the person finances the business of the applicant through: 1) a public offering of securities made pursuant to the Securities Act of 1933; 2) credit extended in the ordinary course of business by suppliers, banks, and others; or 3) a satisfactory subordination agreement, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-1).		
If "Yes" to any part of Item 9, complete appropriate items on Schedule D, Page 1, Section IV.		
10. A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?	☒	☐
If "Yes" to Item 10A, complete appropriate items on Schedule D, Page 2, Section V.		
B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?	☐	☒
If "Yes" to Item 10B, complete appropriate items on Schedule D, Page 3, Section VI.		
11. Use the appropriate DRP for providing details to "yes" answers to the questions in Item 11. Refer to the Explanation of Terms section of Form BD Instructions for explanations of italicized terms.		
CRIMINAL DISCLOSURE		
A. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒
B. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* specified in 11B(1)?	☐	☒
REGULATORY ACTION DISCLOSURE		
C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?	☐	☒
(3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or *ordered* the *applicant* or a *control affiliate* to cease and desist from any activity?	☐	☒

FORM BD
PAGE 4

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.: ______

OFFICIAL USE

OFFICIAL USE ONLY

REGULATORY ACTION DISCLOSURE

	YES	NO
D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:		
(1) ever *found* the *applicant or a control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☐	☒
(3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☒	☐
(4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?	☐	☒
E. Has any *self-regulatory organization or* commodities exchange ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?	☐	☒
(3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?	☐	☒
F. Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?	☐	☒
G. Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?	☐	☒

CIVIL JUDICIAL DISCLOSURE

	YES	NO
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or *control affiliate* by a state or *foreign financial regulatory authority*?	☐	☒
(2) Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H(1)?	☐	☒

FINANCIAL DISCLOSURE

	YES	NO
I. In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:		
(1) has been the subject of a bankruptcy petition?	☐	☒
(2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?	☐	☒
J. Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?	☐	☒
K. Does the *applicant* have any unsatisfied judgments or liens against it?	☐	☒

FORM BD PAGE 5	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/2015 Firm CRD No.: ______	OFFICIAL USE

12. Check types of business engaged in (or to be engaged in, if not yet active) by *applicant*. Do not check any category that accounts for (or is expected to account for) less than 1% of annual revenue from the securities or investment advisory business.

A.	Exchange member engaged in exchange commission business other than floor activities	☐ EMC
B.	Exchange member engaged in floor activities	☐ EMF
C.	Broker or dealer making inter-dealer markets in corporate securities over-the-counter	☐ IDM
D.	Broker or dealer retailing corporate equity securities over-the-counter	☐ BDR
E.	Broker or dealer selling corporate debt securities	■ BDD
F.	Underwriter or selling group participant (corporate securities other than mutual funds)	☐ USG
G.	Mutual fund underwriter or sponsor	☐ MFU
H.	Mutual fund retailer	☐ MFR
I.	1. U.S. government securities dealer	☐ GSD
	2. U.S. government securities broker	☐ GSB
J.	Municipal securities dealer	☐ MSD
K.	Municipal securities broker.	☐ MSB
L.	Broker or dealer selling variable life insurance or annuities	☐ VLA
M.	Solicitor of time deposits in a financial institution	☐ SSL
N.	Real estate syndicator.	■ RES
O.	Broker or dealer selling oil and gas interests	■ OGI
P.	Put and call broker or dealer or option writer	☐ PCB
Q.	Broker or dealer selling securities of only one issuer or associate issuers (other than mutual funds)	☐ BIA
R.	Broker or dealer selling securities of non-profit organizations (e.g., churches, hospitals)	☐ NPB
S.	Investment advisory services	☐ IAD
T.	1. Broker or dealer selling tax shelters or limited partnerships in primary distributions	☐ TAP
	2. Broker or dealer selling tax shelters or limited partnerships in the secondary market	☐ TAS
U.	Non-exchange member arranging for transactions in listed securities by exchange member	☐ NEX
V.	Trading securities for own account	☐ TRA
W.	Private placements of securities	■ PLA
X.	Broker or dealer selling interests in mortgages or other receivables	■ MRI
Y.	Broker or dealer involved in a networking, kiosk or similar arrangement with a:	
	1. bank, savings bank or association, or credit union	☐ BNA
	2. insurance company or agency	☐ INA
Z.	Other *(give details on Schedule D, Page 1, Section II)*	☐ OTH

		YES	NO
13. A.	Does *applicant* effect transactions in commodity futures, commodities or commodity options as a broker for others or as a dealer for its own account?	☐	☒
B.	Does *applicant* engage in any other non-securities business? *If "yes," describe each other business briefly on Schedule D, Page 1, Section II.*	☐	☒

Schedule A of FORM BD **DIRECT OWNERS AND EXECUTIVE OFFICERS** (Answer for Form BD Item 3)	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.: ____________	**OFFICIAL USE**

1. Use Schedule A only in new applications to provide information on the **direct** owners and executive officers of the *applicant*. Use Schedule B in new applications to provide information on **indirect** owners. File all amendments on Schedule C. **Complete each column.**

2. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer, Director, and individuals with similar status or functions;
   (b) in the case of an *applicant* that is a corporation, each shareholder that directly owns 5% or more of a class of a voting security of the *applicant*, unless the *applicant* is a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934);
   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the *applicant*. For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.
   (c) in the case of an *applicant* that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital; and
   (d) in the case of a trust that directly owns 5% or more of a class of a voting security of the *applicant*, or that has the right to receive upon dissolution, or has contributed, 5% or more of the *applicant's* capital, the trust and each trustee.
   (e) in the case of an *applicant* that is a Limited Liability Company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Are there any indirect owners of the *applicant* required to be reported on Schedule B? ☐ Yes ■ No

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5% A - 5% but less than 10% B - 10% but less than 25% C - 25% but less than 50% D - 50% but less than 75% E - 75% or more

7. (a) In the "*Control Person*" column, enter "Yes" if *person* has "*control*" as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons".

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired MM	YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
Mr. Steven Joseph Muehler	I	Managing Member	12	2014	NA	Yes		47-2395422	
Alternative Securities Markets Group Corporation	DE	Sole Shareholder	11	2014	E	Yes		47-2360876	

Schedule B of FORM BD **INDIRECT OWNERS** (Answer for Form BD Item 3)	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.:	**OFFICIAL USE**

1. Use Schedule B only in new applications to provide information on the **indirect** owners of the *applicant.* Use Schedule A in new applications to provide information on **direct** owners. File all amendments on Schedule C. **Complete each column.**

2. With respect to each owner listed on Schedule A, (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the *right to acquire*, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (b) in the case of an owner that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital; and

   (c) in the case of an owner that is a trust, the trust and each trustee.

   (d) in the case of an owner that is a Limited Liability Company ("LCC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934) is reached, no ownership information further up the chain of ownership need be given.

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Status" column by entering status as partner, trustee, shareholder, etc., and if shareholder, class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other General Partners

7. (a) In the *"Control Person"* column, enter "Yes" if *person* has *"control"* as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be *"control persons"*.

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired MM	YYYY	Ownership Code	*Control Person*	PR	CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only

Schedule C of FORM BD
AMENDMENTS TO SCHEDULES A & B
(Amendments to answers for Form BD Item 3)

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15 Firm CRD No.: ____________

OFFICIAL USE

1. This Schedule C is used to amend Schedules A and B of Form BD. Refer to those schedules for specific instructions for completing this Schedule C. **Complete each column.** File with a completed Execution Page (Page 1).
2. In the Type of Amendment ("Type of Amd.") column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).
3. Ownership codes are: NA - less than 5%; A - 5% but less than 10%; B - 10% but less than 25%; C - 25% but less than 50%; D - 50% but less than 75%; E - 75% or more; F - Other General Partners
4. **List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Title or Status	Date Title or Status Acquired		*Control* Ownership Code	CRD No. *Person*		If None: S. S. No., IRS Tax No or Employer ID	Official Use Only
				MM	YYYY			PR		

5. **List below all changes to Schedule B: (INDIRECT OWNERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
					MM	YYYY			PR		

Schedule D of FORM BD **Page 1**	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/2015 Firm CRD No.:	**OFFICIAL USE**	OFFICIAL USE ONLY

Use this Schedule D Page 1 to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an ☒ INITIAL ☐ AMENDED detail filing for the Form BD items checked below:

SECTION I *Other Business Names*

(Check if applicable) ☐ Item 1C(2)
List each of the "other" names and the *jurisdiction(s)* in which they are used.

1. Name	*Jurisdiction*	2. Name	*Jurisdiction*
3. Name	*Jurisdiction*	4. Name	*Jurisdiction*

SECTION II *Other Business*

(Check one) ☐ Item 12Z ☐ Item 13B
Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section.

Briefly describe any other business (ITEM 12Z); or any other non-securities business (ITEM 13B). Use reverse side of this sheet for additional comments if necessary.

SECTION III *Successions*

(Check if applicable) ☐ Item 5

Date of Succession MM DD YYYY / /	*Name of Predecessor*	
Firm CRD Number	IRS Employer Identification Number (if any)	SEC File Number (if any)

Briefly describe details of the *succession* including any assets or liabilities not assumed by the *successor*. Use reverse side of this sheet for additional comments if necessary.

SECTION IV *Introducing and Clearing Arrangements / Control Persons / Financings*

(Check one) ☐ Item 7 ☐ Item 8A ☐ Item 8B ☐ Item 8C ☐ Item 9A ☐ Item 9B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement or agreement, enter the effective date of the change.

Firm or Organization Name	CRD Number (if any)	
Business Address *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /
Individual Name (if applicable) *(Last, First, Middle)*	CRD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /

Briefly describe the nature of reference or arrangement (ITEM 7 or ITEM 8); the nature of the *control* or agreement (ITEM 9A); or the method and amount of financing (ITEM 9B). Use reverse side of this sheet for additional comments if necessary.

Schedule D of FORM BD Page 2	*Applicant* Name: Alternative Securities Market, LLC Date: 1/22/15 Firm CRD No.: ______	OFFICIAL USE	OFFICIAL USE ONLY

Use this Schedule D Page 2 to report details for Item 10A. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10A

☐ 10A. Directly or indirectly, does *applicant* control, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

SECTION V ***Complete this section for control issues relating to ITEM 10A only.***

The details supplied relate to:

1 Partnership, Corporation, or Organization Name: Alternative Securities Markets Group Corporation
CRD Number (if any): Recently Filed ADV2 for RIA Firm (Series 65)

(check only one)
This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	Effective Date MM DD YYYY	Termination Date MM DD YYYY
4050 Glencoe Avenue, Unit 210, Marina Del Rey, CA 90292	10/02/2014	/ /

Is Partnership, Corporation or Organization a foreign entity?	If Yes, provide country of domicile or incorporation:	Check "Yes" or "No" for activities of this partnership, corporation, or organization:	Securities Activities:	Investment Advisory Activities:
☐ Yes ☒ No		▶	☒ Yes ☐ No	☒ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

Investment Advisory Firm

2 Partnership, Corporation, or Organization Name:
CRD Number (if any):

(check only one)
This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	Effective Date MM DD YYYY	Termination Date MM DD YYYY
	10/02/2014	/ /

Is Partnership, Corporation or Organization a foreign entity?	If Yes, provide country of domicile or incorporation:	Check "Yes" or "No" for activities of this partnership, corporation, or organization:	Securities Activities:	Investment Advisory Activities:
☐ Yes ☐ No		▶	☐ Yes ☐ No	☐ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

3 Partnership, Corporation, or Organization Name:
CRD Number (if any):

(check only one)
This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	Effective Date MM DD YYYY	Termination Date MM DD YYYY
	/ /	/ /

Is Partnership, Corporation or Organization a foreign entity?	If Yes, provide country of domicile or incorporation:	Check "Yes" or "No" for activities of this partnership, corporation, or organization:	Securities Activities:	Investment Advisory Activities:
☐ Yes ☐ No		▶	☐ Yes ☐ No	☐ Yes ☐ No

Briefly describe the *control relationship.* Use reverse side of this sheet for additional comments if necessary.

If *applicant* has more than 3 organizations to report, complete additional Schedule D Page 2s.

Schedule D of FORM BD

Page 3

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015 Firm CRD No.: ______

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 3 to report details for Item 10B. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 3 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10B

☐ 10B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?

SECTION VI ***Complete this section for control issues relating to ITEM 10B only.***

Provide the details for each organization or institution that *controls* the *applicant*, including each organization or institution in the *applicant's* chain of ownership. The details supplied relate to:

1	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	
2	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	
3	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	
4	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

If *applicant* has more than 4 organizations/institutions to report, complete additional Schedule D page 3s.

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11A and 11B*** of Form BD;

Check ☑ item(s) being responded to:

11A In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?

☐ (2) been *charged* with any *felony*?

11B In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving:* investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?

☐ (2) been *charged* with a *misdemeanor* specified in 11B(1)?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropiate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted. Documents will not be accepted as disclosure in lieu of answering the questions on this DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF APPLICANT	*APPLICANT CRD NUMBER*

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. If charge(s) were brought against an organization over which the *applicant* or *control affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and the *applicant's* or *control affiliate's* position, title or relationship.

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

3. **Event Disclosure Detail** (Use this for both organizational and individual charges.)

   A. Date First Charged (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: 1. number of counts, 2. *felony* or *misdemeanor*, 3. plea for each charge, and 4. product type if charge is *investment-related*):

   C. Did any of the Charge(s) within the Event involve a *Felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

4. **Disposition Disclosure Detail:** Include for each charge, A. Disposition Type [e.g., convicted, acquitted, dismissed, pretrial, etc.], B. Date, C. Sentence/Penalty, D. Duration [if sentence-suspension, probation, etc.], E. Start Date of Penalty, F. Penalty/Fine Amount and G. Date Paid.

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ■ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to ***Items 11C, 11D, 11E, 11F or 11G*** of Form BD;

Check ☑ item(s) being responded to:

11C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?
- ☐ (5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or ordered the *applicant* or a *control affiliate* to cease and desist from any activity?

11D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:
- ☐ (1) ever *found* the *applicant* or a *control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?
- ☐ (2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?
- ☐ (3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?
- ☐ (5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?

11E. Has any *self-regulatory organization* or commodities exchange ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?

11F. ☐ Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

11G. ☐ Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11C, 11D, 11E, 11F or 11G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*
■ *Applicant* and one or more *control affiliate(s)*
☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer; "Yes," no other information on this DRP must be provided.

☐ Yes ☐ **No**

NOTE: The completion of this form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. Regulatory Action initiated by:
   ☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign
   (Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

   California Department of Corporations

2. Principal Sanction: (check appropriate item)

   ☐ Civil and Administrative Penalty(ies)/Fine(s) ☐ Disgorgement ☐ Restitution
   ☐ Bar ☐ Expulsion ☐ Revocation
   ☒ Cease and Desist ☐ Injunction ☐ Suspension
   ☐ Censure ☐ Prohibition ☐ Undertaking
   ☐ Denial ☐ Reprimand ☐ Other ______

   Other Sanctions:

   None

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

   If not exact, provide explanation: ______

4. Docket/Case Number:

   See Attached Copy of the Order

5. *Control Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

6. Principal Product Type: (check appropriate item)

   ☐ Annuity(ies) - Fixed ☐ Derivative(s) ☐ Investment Contract(s)
   ☐ Annuity(ies) - Variable ☐ Direct Investment(s) - DPP & LP Interest(s) ☐ Money Market Fund(s)
   ☐ CD(s) ☐ Equity - OTC ☐ Mutual Fund(s)
   ☐ Commodity Option(s) ☐ Equity Listed (Common & Preferred Stock) ☐ No Product
   ☐ Debt - Asset Backed ☐ Futures - Commodity ☐ Options
   ☐ Debt - Corporate ☐ Futures - Financial ☐ Penny Stock(s)
   ☐ Debt - Government ☐ Index Option(s) ☐ Unit Investment Trust(s)
   ☐ Debt - Municipal ☐ Insurance ☐ Other ______

   Other Product Types:

   Private Placement

7. Describe the allegations related to this regulatory action. (The information must fit within the space provided.):

   Alleged Unsolicited Email was send regarding a Private Placement Securities Offering. No Shares of any offering were ever sold.

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, regulatory action appealed to: (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved: (check appropriate item)

- ☐ Acceptance, Waiver & Consent (AWC)
- ☐ Decision & Order of Offer of Settlement
- ☐ Settled
- ☐ Consent
- ☐ Dismissed
- ☐ Stipulation and Consent
- ☐ Decision
- ☐ Order
- ☐ Vacated

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: All Activities of the solicitation of any non-registered Securities were ceased.

12. A. Were any of the following Sanctions Ordered? (Check all appropriate items):

- ☐ Monetary/Fine Amount: $
- ☐ Revocation/Expulsion/Denial
- ☐ Disgorgement/Restitution
- ☐ Censure
- ☐ Cease and Desist/Injunction
- ☐ Bar
- ☐ Suspension

B. Other Sanctions Ordered:

NONE

C. Sanction detail: If suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate,* date paid and if any portion of penalty was waived:

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates. (The information must fit within the space provided.)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11H*** of Form BD;

Check ☑ item(s) being responded to:

11H(1) Has any domestic or foreign court:

- ☐ (a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?
- ☐ (b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?
- ☐ (c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or a *control affiliate* by a state or *foreign financial regulatory authority*?

11H(2) ☐ Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ☐ The *Applicant*
- ☐ *Applicant* and one or more *control affiliate(s)*
- ☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER: ______

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle): ______

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ **No**

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority*, *SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

______

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

2. Principal Relief Sought: (check appropriate item)

☐ Cease and Desist ☐ Disgorgement ☐ Money Damages (Private/Civil Complaint) ☐ Restraining Order
☐ Civil Penalty(ies)/Fine(s) ☐ Injunction ☐ Restitution ☐ Other ____________

Other Relief Sought:

____

3. Filing Date of Court Action (MM/DD/YYYY): ____________ ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

4. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other ____________________

Other Product Types:

____

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case Number):

____

6. *Control Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

____

7. Describe the allegations related to this civil action. (The information must fit within the space provided.):

____

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, action appealed to (provide name of court): Date Appeal Filed (MM/DD/YYYY):

____

10. If pending, date notice/process was served (MM/DD/YYYY): ____________ ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved: (check appropriate item)

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ______________________

12. Resolution Date (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted? (Check appropriate items):

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
Amount $ [ ] ☐ Censure ☐ Cease and Desist/injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

____
____
____

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate,* date paid and if any portion of penalty was waived:

____
____
____
____

14. Provide a brief summary of circumstances related to action(s), allegation(s), disposition(s) and/or finding(s) disclosed above. (The information must fit within the space provided.):

____
____
____
____
____
____
____
____
____
____
____
____
____
____
____

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses *to **Item 11I*** of Form BD;

Check ☑ item(s) being responded to:

11I In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:

☐ (1) has been the subject of a bankruptcy petition?

☐ (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

Use a separate DRP for each event or *proceeding.* An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding.* Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - CONTROL *AFFILIATE*

CRD NUMBER: ____________ This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle): ____________

☐ This DRP should be removed from the BD record because the *control affilliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Action Type: (check appropriate item)

☐ Bankruptcy ☐ Declaration ☐ Receivership

☐ Compromise ☐ Liquidated ☐ Other ____________

2. Action Date (MM/DD/YYYY): ____________ ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________

(continued)

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

(continuation)

3. If the financial action relates to an organization over which the *applicant* or *control affiliate* exercise(d) *control*, enter organization name and the *applicant's* or *control affiliate's* position, title or relationship:

____

Was the Organization *investment-related*? ☐ Yes ☐ **No**

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country), Docket/Case Number and Bankruptcy Chapter Number (if Federal Bankruptcy Filing):

____

5. Is action currently pending? ☐ Yes ☐ **No**

6. If not pending, provide Disposition Type: (check appropriate item)

☐ Direct Payment Procedure ☐ Dismissed ☐ Satisfied/Released
☐ Discharged ☐ Dissolved ☐ SIPA Trustee Appointed ☐ Other ______________

7. Disposition Date (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

If not exact, provide explanation: ______________________________

8. Provide a brief summary of events leading to the action and if not discharged, explain. (The information must fit within the space provided.):

____
____
____

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid or agreed to be paid by you; or the name of the trustee:

____

Currently Open? ☐ Yes ☐ No

Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

If not exact, provide explanation: ______________________________

10. Provide details to any status/disposition. Include details as to creditors, terms, conditions, amounts due and settlement schedule (if applicable). (The information must fit within the space provided.)

____
____
____
____
____
____
____
____
____
____
____

BOND DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to ***Item 11J*** of Form BD;

Check ☑ item(s) being responded to:

11J ☐ Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Firm Name: (Policy Holder)

2. Bonding Company Name:

3. Disposition Type: (check appropriate item)

   ☐ Denied ☐ Payout ☐ Revoked

4. Disposition Date (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

5. If disposition resulted in Payout, list Payout Amount and Date Paid:

6. Summarize the details of circumstances leading to the necessity of the bonding company action: (The information must fit within the space provided.)

JUDGMENT / LIEN DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11K*** of Form BD;

Check ☑ item(s) being responded to:

11K ☐ Does the *applicant* have any unsatisfied judgments or liens against it?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Judgment/Lien Amount:

2. Judgment/Lien Holder:

3. Judgment/Lien Type: (check appropriate item)

   ☐ Civil ☐ Default ☐ Tax

4. Date Filed (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

5. Is Judgment/Lien outstanding? ☐ Yes ☐ No

   If No, provide status date (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

   If No, how was matter resolved? (check appropriate item)

   ☐ Discharged ☐ Released ☐ Removed ☐ Satisfied

6. Court (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country) and Docket/Case Number:

7. Provide a brief summary of events leading to the action and any payment schedule details including current status (if applicable). (The information must fit within the space provided.):

STATE OF CALIFORNIA – DEPARTMENT OF BUSINESS OVERSIGHT

CONSENT TO SERVICE OF PROCESS

DBO-260.165 (Rev. 7-13)

TO THE COMMISSIONER OF BUSINESS OVERSIGHT OF THE STATE OF CALIFORNIA

CONSENT TO SERVICE OF PROCESS

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, [Alternative Securities Market, LLC

(a corporation, partnership or limited liability company organized under the laws of the State of California),

OR

______________________ (an individual),

OR

______________________ (other entity),]

hereby irrevocably appoints the Commissioner of Business Oversight of the State of California, or the Commissioner's successor in office, to be the undersigned's attorney to receive service of any lawful process in any noncriminal suit, action or proceeding against the undersigned, or the undersigned's successor, executor, or administrator which arises under the Corporate Securities Law of 1968 or any rule or order thereunder after this consent has been filed, with the same force and validity as if served personally on the undersigned.

For the purpose of compliance with the Corporate Securities Law of 1968 of the State of California, notice of the service and a copy of the process should be sent by registered or certified mail to the undersigned at the following address:

Alternative Securities Market, LLC

(Name and Address)

4050 Glencoe Ave, # 210, Marina Del Rey, CA 90292

Dated: March 4th, 2015.

[signature]

Mr. Steven J. Mueller

Senior Managing Member

[Insert name of corporation, partnership, limited liability company or other entity]

STATE OF CALIFORNIA – DEPARTMENT OF BUSINESS OVERSIGHT
CONSENT TO SERVICE OF PROCESS
DBO-260.165 (Rev. 7-13) Page 2 of 2

By ___________________________

Title Senior Managing Member
OR

[Insert name of individual]

____

State of California)
County of Los Angeles)

On March 4, 2015 before me, Benjamin Herrera Notary Public,
(Name of Notary)

personally appeared Steven J. Muehler
(Here, insert Name and Title of the Officer)
(who proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature See CA All-Purpose Ack
Benjamin Herrera, Notary Public

Any certificate of acknowledgement taken in another place shall be sufficient in the State of California if it is taken in accordance with the laws of the place where the acknowledgment is made.

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Los Angeles }

On March 4, 2015 before me, Benjamin Herrera Notary Public,
(Here insert name and title of the officer)

personally appeared Steven Mueller,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity~~(ies)~~, and that by his/~~her~~/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

BENJAMIN HERRERA
Commission # 2096361
Notary Public - California
Los Angeles County
My Comm. Expires Jan 9, 2019

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date_________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

____
(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
  - Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

THIS DOCUMENT CONTAINS A TRUE WATERMARK. HOLD UP TO LIGHT TO VIEW.

WESTERN UNION WU
moving money for better

WESTERN UNION FINANCIAL SERVICES INC. - ISSUER - Englewood, Colorado

Payable at Wells Fargo Bank Grand Junction - Downtown, N.A., Grand Junction, Colorado

MONEY ORDER

RALPHS #280

17-036728749

Ralphs

(ISSUING AGENT)

A 726778 D 030415
T 0823 05
170367287498 L 000280

$ 300.00

PAY EXACTLY THREE HUNDRED DOLLARS AND NO CENTS

PAY TO THE ORDER OF State of California

SEC Form BD

PAYMENT FOR/ACCT. #

4050 Glencoe Ave, #210, Marina Del Rey, CA 90292

PURCHASER'S ADDRESS

PURCHASER'S SIGNATURE

PURCHASER BY SIGNING YOU AGREE TO THE TERMS ON THE REVERSE SIDE

⑆102100400⑆ 40170367287498⑈

EXHIBIT K

JAMES H. SEYMOUR
COUNSELOR AT LAW
POST OFFICE BOX 1757
CRYSTAL BAY, NEVADA 89402-1757

TELEPHONE
(650) DAvenport 3-7226

5 December 2014

Remington Energy Group Corporation
737 James Lane
Incline Village, Nevada 89450

Re: Remington Energy Group Corporation
Qualification and Registration of Securities

Ladies and Gentlemen:

At your request, we have examined the Offering Statement ("Offering Statement") on Form 1-A (File No. 024-10380) of Remington Energy Group Corporation, a Nevada Stock Corporation, (Company) in connection with the qualification under the Securities of 1933, as amended, of the offer and sale of up to FIFTY THOUSAND (50,000) Cumulative 9% Convertible Preferred Stock Units of the Company (the Securities) by the Company.

In rendering the opinion below, we examined originals of those corporate and other records and documents we considered appropriate. We assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as copies.

Based on this examination, we are of the opinion that the Securities have been duly authorized by all necessary corporate action on the part of the Company and, upon payment for, and delivery of the Securities in accordance with the Offering Documents, the Securities will be validly issued, fully paid, and non-assessable.

This opinion letter is limited to the standard requirements placed upon corporations and their directors and officers generally in connection with the issuance of securities such as the Securities.

We hereby consent to the use of this opinion letter as an Exhibit to the Offering Statement and as an exhibit to the Registration Form.

Sincerely,

/s/ *James H. Seymour*

James H. Seymour

EXHIBIT L

Alternative Securities Market

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Remington Energy Group Corporation

Direct Public Offering / ASM Main Market / Regulation A



Remington Energy Group Corporation

- Nevada Stock Corporation
- SEC CIK Number: 000158786
- ISIN Number: Pending
- Regulation A & Regulation S
- **Status: Open to All Investors March 2015**

VIEW SEC FILINGS

VIEW PROSPECTUS

INVEST ONLINE

DOCUMENTS

Public Securities Offering (prospectus)

EXHIBITS LIST

EXHIBIT A EXHIBIT B EXHIBIT C

EXHIBIT D EXHIBIT E EXHIBIT F

EXHIBIT G EXHIBIT H EXHIBIT I

EXHIBIT J EXHIBIT K EXHIBIT L

EXHIBIT M

Remington Energy Group Corporation

About Remington Energy Group Corporation:

Remington Energy Group Corporation is a Nevada Company that was originally formed in March of 2012 as a Limited Liability Corporation and converted to a Nevada Stock Corporation in August of 2013. Remington Energy Group is engaged in the exploration, acquisition and operation of Oil & Natural Gas properties, primarily in the State of Pennsylvania.

Additional Information about the Company available at: **http://remingtonenergygroup.com**

Securities being Offered on the Alternative Securities Market Primary Market:

A maximum of FIFTY THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $1,000,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $1,000,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- **YEAR 2: (Shareholder Conversion Option)**
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- **YEAR 3: (Shareholder Conversion Option)**
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 5% of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- **YEAR 4: (Optional Conversion Option)**
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 10% of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- **YEAR 5: (Optional & Mandatory Conversion Options)**
  - Optional: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price minus 15% of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
- Mandatory: On the last business day of the 5th year of the Investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 15% of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- **OTCQB or OTCQX Listing in 2016 or 2017**

This Offering Circular relates to the offering (the "Offering") of up to 50,000 9% Convertible Stock Units in Remington Energy Group Corporation. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Mr. Wes Johnson is the Founder and Chief Executive Officer of Remington Energy Group Corporation and currently owns NINETY-FIVE THOUSAND (95,000) Common Stock Shares of the Company, which is 95% of the Company's total number of the current Common Stock Issued and Outstanding. No Common Stock is being issued in this Offering. Upon completion of this Offering, the Company will have 50,000 Shares of Preferred Stock Issued to Shareholders.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Chief Executive Officer, Mr. Wes Johnson, and by Alternative Securities Market, LLC, a California Broker-Dealer, who will each use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in a U.S. Bank escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $1,000,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures.

Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.
If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

DISCLAIMER & ISSUER CONTACT

1) NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED.

2) NO SALES OF THESE SECURITIES WILL BE MADE OR COMMITMENT TO PURCHASE ACCEPTED UNTIL DELIVERY OF AN OFFERING CIRCULAR THAT INCLUDES COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING.

3) AN INDICATION OF INTEREST BY A PROSPECTIVE INVESTOR INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

4) COMPANY'S CHIEF EXECUTIVE OFFICER IS MR. WES JOHNSON

REMINGTON ENERGY GROUP CORPORATION
737 JAMES LANE, SUITE 7499
INCLINE VILLAGE, NEVADA 89450
PHONE: (775) 671-3065
WES@REMINGTONENERGYGROUP.COM

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